
11005328



SILICON LABS

DIVERSIFICATION SETS THE STAGE FOR OUR NEXT BIG MOVE

SILICON LABORATORIES
2010 ANNUAL REPORT

SILICON LABS WINS ELEKTRA FABLESS SEMICONDUCTOR SUPPLIER OF THE YEAR AWARD 2010

INDUSTRY'S MOST FREQUENCY FLEXIBLE CMOS CLOCK GENERATORS

5 kV DIGITAL ISOLATORS OFFER UPGRADE FOR TRADITIONAL OPTOCOUPLERS

SILICON LABS NAMED SUPPLIER OF THE YEAR BY SUMITOMO ELECTRIC

SILICON LABS ACQUIRES CHIPSENSORS, MAKER OF INNOVATIVE SINGLE-CHIP CMOS SENSORS

COMPREHENSIVE SYMBOL MODEL LIBRARY ACCELERATES EMBEDDED SYSTEM DESIGN

SILICON LABS TV TUNER IC SELECTED BY MITSUBISHI FOR NEW TELEVISIONS

TV TUNER WINS PRESTIGIOUS INDUSTRY AWARD

SILICON LABS CELEBRATES TEN YEARS AS A PUBLIC COMPANY

USB INTERFACE IC SIMPLIFIES TOUCH SCREEN DEVELOPMENT

PARTNER PROGRAM STREAMLINES WIRELESS SYSTEM DEVELOPMENT

INDUSTRY'S LOWEST POWER TOUCH-SENSE MCUs

SILICON LABS ELIMINATES JITTER WITH INDUSTRY'S EASIEST-TO-USE CLOCK CLEANER IC

SILICON LABS GREENS UP SMART HOME/SMART METER MARKET WITH LOWEST POWER WIRELESS MCUs

INDUSTRY'S FIRST SINGLE-CHIP MULTIMEDIA DIGITAL TV DEMODULATOR

EXPANDS AUTOMOTIVE PORTFOLIO WITH AUTOMOTIVE-GRADE AM/FM TUNERS

POWER MANAGEMENT ICs REDUCE POWER AND COST FOR POWER OVER ETHERNET

Si4830 AM/FM RECEIVER BRINGS DIGITAL PERFORMANCE TO ANALOG RADIOS

SILICON LABS' BRIDGE IC FAMILY SIMPLIFIES ADDITION OF USB

SILICON LABS DIGITAL ISOLATOR IC SELECTED BY ELSTER FOR SMART GRID METER

NEW ADVANCED AUDIO DRIVERS FOR HIGH-POWER DIGITAL AUDIO DESIGNS

SILICON LABS LAUNCHES WIRELESS REMOTE CONTROL ON A CHIP

SILICON LABS ACQUIRES SILICON CLOCKS AND CMEMS™ TECHNOLOGY

SILICON LABS AND ARROW ELECTRONICS ESTABLISH GLOBAL FRANCHISE AGREEMENT

SILICON LABS REDUCES POWER SYSTEM COST AND COMPLEXITY WITH 5 kV ISOLATED GATE DRIVERS

SILICON LABS AND DIGI-KEY PARTNER TO DELIVER PROGRAMMABLE OSCILLATORS WITH 24-HOUR LEAD TIMES

SILICON LABS AND BECEEM PARTNER ON WiMAX

ONLINE CLOCK TREE DESIGN SERVICE


SILICON LABS

SILICON LABORATORIES INC. IS A GLOBAL LEADER IN THE INNOVATION OF MIXED-SIGNAL INTEGRATED CIRCUIT (IC) TECHNOLOGY.

The company applies its renowned design expertise to develop proprietary analog-intensive, mixed-signal ICs that are implemented in CMOS. These products offer significant advantages in performance, size, cost and power consumption over traditional solutions. The company's product portfolio targets a broad range of markets including consumer, communications, computing, industrial and automotive. The company, founded in 1996, has over 1,200 patents issued or pending.

Based in Austin, Texas, Silicon Laboratories' common stock is traded on the NASDAQ® exchange under the ticker symbol "SLAB."

LETTER TO OUR SHAREHOLDERS

I'm pleased to report another good year for the company in terms of both growth and profitability. Here are a few notable highlights:

- Year over year growth was driven by record revenue for the company's broad-based products, which grew by nearly 50 percent over 2009.

- Our broad-based products totaled about 35 percent of revenue in 2010, making it the largest in our portfolio, which was a long-term strategic objective we established when I joined the company five years ago.

- This enabled us to improve the complexion of our business, bringing gross margin on both a GAAP and a non-GAAP basis to record levels for the year. Profitability also further improved, with 18 percent GAAP operating income and 26 percent non-GAAP operating income for the year.

- A sustained focus on R&D resulted in 17 new product family introductions during the year spanning MCUs, Wireless, Isolation, Human Interface, Timing, Video, AM/FM Radio and Power over Ethernet.

- The company paved the way for future growth by achieving a record number of design wins, broadening our sales channel and expanding our design team.

- Cash generation continued to be very strong, enabling $140 million in share repurchases, two strategic technology acquisitions and a year-end cash, cash equivalents and investments balance of $383 million.

One of the realities of the semiconductor industry is that product cycles can be very short. Our focus on pursuing large existing markets with differentiated analog-intensive, mixed-signal semiconductor solutions tends to extend these life cycles, giving our products an average lifetime of more than five years. In 2010, the long expected declines in our FM radio business for handsets materialized. This product line had thrived in the highly competitive handset market since 2006, a true success story in terms of product longevity in a vertical market. Our modem business into set-top boxes also slowed, a business that had been a stable revenue generator for a decade.

The advantage of the long cycles for these and many of our other products is that they give us time to build positions in new markets and ramp new products that may more than offset these maturing businesses. For example, in 2010, our consumer audio business outside of handsets grew by 45 percent. We continue to have the market leading single-chip AM/FM radio and are finding opportunities in portable radios, tabletop radios and automotive radios for our innovative technology.

We're also establishing a footprint in new markets such as industrial and embedded wireless with isolation and short range wireless receivers, which are new markets for us. Simultaneously, we have been steadily building our portfolio of broad-based products.

Often under-appreciated by investors, our timing products grew at a record pace. This greater than $1 billion market encompasses clocks and oscillators, which form the heartbeat of electronic systems. We've built a $50 million plus business in timing so far, primarily as a result of strong design win activity in high-end communications equipment. New products we've introduced over the last two years are allowing us to compete for designs in a broader set of applications. We expect to see the wins in these categories drive strong growth for us in 2011.

These products are not the only reasons we are optimistic about the future. Our microcontroller (MCU) business continues to grow. We increased shipments of development tools by 20 percent and design wins by 30 percent, both key indicators of the business potential. And our video products are on a path to triple in revenue in 2011. We were able to secure strategic design wins for our silicon tuner in five of the top six iDTV brands. We are ramping these wins early in the first quarter of 2011. And we have exciting potential in brand new areas backed by a balance sheet that affords us the luxury of targeting strategic M&A to augment our R&D resources and accelerate our longer-term growth.

We appreciate your investment in Silicon Labs and will be striving in 2011, as we have in the past, to build the type of high-quality business that will command a premium valuation.



Necip Sayiner
President and CEO

FINANCIAL HIGHLIGHTS


ANNUAL REVENUE
IN MILLIONS
$239M
$288M
$337M
$416M
$441M
$493M
2005
2006
2007
2008
2009
2010

NON-GAAP FINANCIALS

	2008	2009	2010
REVENUE (000's)	$415,630	$441,020	$493,341
% GROWTH	23.2%	6.1%	11.9%
NON-GAAP MEASURES*			
GROSS MARGIN (000's)	$259,380	$281,220	$325,680
% OF REVENUE	62.4%	63.8%	66.0%
OPERATING INCOME (000's)	$98,593	$111,306	$126,995
% OF REVENUE	23.7%	25.2%	25.7%
DILUTED EPS	$1.89	$2.40	$2.34

*Please see the supplemental tables provided in this report for a reconciliation of GAAP to non-GAAP results in Appendix I.

Past performance does not guarantee future results. This Annual Report to Shareholders contains forward-looking statements, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section and throughout our 2010 Form 10-K, which is included in this Annual Report.



A DIVERSIFIED COMPANY

Since Silicon Labs' founders took the company public a decade ago, diversification has been the steady drumbeat behind the company's growth and profitability. Very few companies of our size have been able to reach the level of diversification we have achieved at Silicon Labs.



2007
11% OTHER
20% BROAD-BASED
28% BROADCAST
41% ACCESS
2008
9% OTHER
23% BROAD-BASED
31% BROADCAST
37% ACCESS
2009
5% OTHER
26% BROAD-BASED
36% BROADCAST
33% ACCESS
2010
4% OTHER
35% BROAD-BASED
33% BROADCAST
28% ACCESS

Diversification is important because it has allowed us to ride out cycles in the industry better than many of our peers, and it has given us insight into a broader set of markets and applications, fueling the new product ideas that ultimately end up in our R&D pipeline.

HOW DO WE MAKE DIVERSIFICATION WORK?

Investors often ask how we are able to make such efficient use of our engineering resources. The thread that unites all of our products is our mixed-signal capability. We have established a number of core technologies and IP blocks that can be applied to different applications and market segments, allowing us to leverage engineering expertise and resources even in seemingly unrelated markets.

Our focus on using standard CMOS and pulling analog functions into the digital domain as quickly as possible in the chip architecture results in ICs that are typically smaller and higher performance than our competitors' devices. We are also able to configure many of our chips via software to take on different features or "personalities" to address different segments of a given market. This allows us to expand our portfolio by an order of magnitude, thereby increasing our served market without having to increase our design resources at the same rate.

It is a very effective model. Why isn't every semiconductor maker doing this? The secret sauce is innovative mixed-signal circuit design. There are very few companies that have the discipline and the technical talent to create the mixed-signal ICs we do.


MIXED-SIGNAL IP
PROGRAMMABLE AND REUSABLE ARCHITECTURES
BROADCAST VIDEO
Rx Tx
Mod Demod
RF
DSP
MCU
DSPLL Synth
ADC DAC
Amp Filter
WIRELESS
BROADCAST AUDIO
ISOLATION
Comm I/F
TIMING
ACCESS
HUMAN INTERFACE
SENSORS
MCU

UNDERLYING MIXED-SIGNAL IP IS THE FOUNDATION OF OUR HIGHLY DIVERSIFIED PORTFOLIO

For example, one of our most prolific areas of innovation has been in the area of RF. Over the years, we have shipped billions of RF ICs. The patented RF technology that allowed us to become the dominant supplier of FM radios for cell phones, for example, has been applied to develop digital isolators used in power supplies and clock and oscillator ICs being designed into communications gear, demonstrating the broad applicability of our core capabilities.

YOU'RE ONLY AS GOOD AS YOUR NEXT IDEA

There is no time to savor success in the semiconductor industry. We are constantly working on reducing the cost of our ICs, adding new features, expanding existing product families and developing new products.

As technology has become pervasive in our everyday lives, the demand for mixed-signal semiconductors has increased. As a result, Silicon Labs' business managers and engineers are constantly assessing new product ideas. The top picks based on business cases and competitive differentiation ultimately make up our research and development pipeline, which as we ended the year had a particularly exciting set of new developments.

In 2011, we'll benefit from the results of our R&D efforts over the last two years, specifically a technically challenging development in broadcast video. In 2009 we announced the industry's first silicon tuner IC designed to fully displace existing, non-silicon solutions. In 2010, we were able to secure design wins with five of the top six iDTV brands with this innovative technology, representing the first time a silicon solution has been broadly adopted in this market. In 2011, these iDTV design wins will begin ramping into production, creating a brand new revenue stream for the company.

We made our first foray into touch-sense and proximity sensors in 2010. In 2011, our next-generation human interface products will target high-volume touch-screen applications, a tremendous opportunity where our mixed-signal capability enables technology leadership in precision, sensitivity and low power consumption versus existing solutions. This highly competitive human interface market is no different from many we've entered in the past, and we look forward to bringing our latest generation products to market in 2011 to prove out their differentiation, win designs and establish our presence in this exciting segment.

Looking beyond next year, we've added a number of strategic technologies to our portfolio that are shaping our R&D efforts. In 2010 we made two strategic technology acquisitions. We are now actively integrating microelectromechanical system (MEMS) sensors directly on top of CMOS-based ICs, enabling a revolution in terms of size and performance. We plan to apply this advanced MEMS technology first to our timing products, where it will enable very cost-effective, high-precision devices for consumer electronics such as handheld devices. Our MEMS technology is extensible to sensors as well. In addition, our recent acquisition of humidity and gas sensor technology complements our RF and MCU technology, further positioning Silicon Labs to become a comprehensive supplier of sensor solutions in the future.


< NEXT-GENERATION HUMAN INTERFACE
PRODUCTS WILL TARGET HIGH-VOLUME
TOUCH-SCREEN APPLICATIONS


FINANCIALS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-29823

SILICON LABORATORIES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**74-2793174** (I.R.S. Employer Identification No.)
400 West Cesar Chavez, Austin, Texas (Address of principal executive offices)	**78701** (Zip Code)

(512) 416-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.0001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (July 2, 2010) was $1,685,119,902 (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 44,041,521 shares of the registrant's common stock issued and outstanding as of January 31, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

This Page Intentionally Left Blank

Table of Contents

Cautionary Statement

Except for the historical financial information contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include declarations regarding the intent, belief or current expectations of Silicon Laboratories Inc. and its management and may be signified by the words "believe," "estimate," "expect," "intend," "anticipate," "plan," "project," "will" or similar language. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors" and elsewhere in this report. Silicon Laboratories disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

General

Silicon Laboratories Inc. designs and develops proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management.

Our world-class, mixed-signal ICs use standard complementary metal oxide semiconductor (CMOS) technology to dramatically reduce the cost, size and system power requirements of devices that our customers sell to their end-user customers. Our expertise in analog-intensive, mixed-signal IC design in CMOS allows us to develop new and innovative products that are highly integrated, simplifying our customers' designs and improving their time-to-market.

Industry Background

Communications, computing and consumer electronics continue to drive semiconductor consumption. Growth in these markets has been driven primarily by the increasing pervasiveness of Internet usage, development of new communications technologies and the availability of improved communication services at lower costs over high-speed, highly reliable networks. This demand has fueled tremendous growth in the number of electronic devices. Demand for functionality in mobile, handheld devices such as mobile phones, portable media players and personal navigation devices, has increased as manufacturers attempt to further differentiate their products. Consumer and enterprise demand for Internet connectivity, the availability of alternative telephony services and the transition to digital video are also key trends driving demand for innovative, mixed-signal ICs.

All of these applications are characterized by an intersection between the analog world we live in and the digital world of computing, and therefore require analog-intensive, mixed-signal circuits. Traditional mixed-signal designs relied upon solutions built with numerous, complex discrete analog and digital components. While these traditional designs provide the required functionality, they are often inefficient and inadequate for use in markets where size, cost, power consumption and performance are increasingly important product differentiators. In order to improve their competitive position, electronics manufacturers need to reduce the cost and complexity of their systems and enable new features or functionality to differentiate themselves from their competitors.

Simultaneously, these manufacturers face accelerating time-to-market demands and must be able to rapidly adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal IC design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal solutions. Mixed-signal design requires specific expertise and relies on creative, experienced engineers to deliver solutions that optimize speed, power and performance despite the noisy digital environment and within the constraints of standard manufacturing processes. The development of this design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many IC providers lack sufficient analog expertise to develop compelling mixed-signal ICs. As a result, manufacturers of electronic devices value IC providers that can supply them with mixed-signal ICs with greater functionality, smaller size and lower power requirements at a reduced cost and shorter time-to-market.

Products

We provide analog-intensive, mixed-signal ICs for use in a variety of electronic products in a broad range of applications including portable devices, satellite set top boxes, AM/FM radios and other consumer electronics, networking equipment, test and measurement equipment, industrial monitoring and control, central office telephone equipment and customer premises equipment. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competing products into single chips or chipsets. By doing so, we are able to create products that when compared to many competing products:

- Require less board space;
- Reduce the use of external components lowering the system cost and simplifying design;
- Offer superior performance improving our customers' end products;
- Provide increased reliability and manufacturability, improving customer yields; and/or
- Reduce system power requirements enabling smaller form factors and/or longer battery life.

We group our products into the following categories:

- Broad-based products, which include our microcontrollers, timing products (clocks and oscillators), wireless receivers, isolation devices and human interface sensors;
- Broadcast products, which include our broadcast audio and video products;
- Access products, which include our embedded modems, Voice over IP (VoIP) products and our Power over Ethernet devices; and
- Mature products, which include certain devices that are at the end of their respective life cycles and therefore receive minimal or no continued research and development investment, including our DSL analog front end ICs and IRDA devices.

The following table summarizes the diverse product areas and applications for the various ICs that we have introduced to customers:

Product Areas and Description	Applications
Broad-based Products	
Microcontrollers Our C8051F family of 8-bit mixed-signal microcontrollers integrates intelligent data capture in the form of high-resolution data converters, a traditional MCU computing function, flash memory and a highly programmable set of communication interfaces in a single system on a chip. The combination of configurable high-performance analog, up to 100 Million Instructions Per Second (MIPS), 8051 core and in-system field programmability provides the user with design flexibility, improved time-to-market, superior system performance and greater end product differentiation. These products are designed for use in a large variety of end-markets, including the automotive, communications, consumer, industrial, medical and power management markets.	• Industrial automation and control • Automotive sensors and controls • Medical instrumentation • Electronic test and measurement equipment • Consumer electronics • Computer peripherals • White goods

Product Areas and Description	Applications
Precision Clocks and Oscillators Leveraging our DSPLL® technology to offer frequency agile, extremely low jitter clock and oscillator products, these devices replace traditional solutions implemented using expensive, bulky modules, numerous crystal sources, complicated discrete circuitry requiring numerous components, or hybrid IC/discrete solutions that offer limited functionality.	• Networking equipment • Telecommunications • Wireless base stations • Test and measurement equipment • HDTV video • High-speed data acquisition • SONET/SDH line cards • Storage area networks
EZRadio® Short-Range Wireless Transceivers Our EZRadio family of fully integrated, low power, low data rate and low cost short range wireless ICs are designed to meet the needs of customers developing applications requiring a secure, point to point transmission such as industrial monitoring and control. These products are still in the early stages of customer adoption	• Remote keyless entry • Home security monitors • Automated Meter Readers • Remote controls
Digital Isolators and Related Products Our digital isolators and related products leverage patented isolation techniques to enable, for example, multiple channels of isolation on a single device, simplifying design and reducing system cost. These products are still in the early stages of customer adoption.	• Switch mode power supplies • Isolated analog data acquisition • Industrial networking • Motor control • Isolated DC-DC supplies • Electronic ballasts for lighting
Human Interface Sensors Our QuickSense™ family of human interface products includes touch sensors, proximity sensors and ambient light sensors. These devices leverage our mixed-signal capability to provide high accuracy, quicker response time and lower power consumption than competing parts. These products are in the early stages of customer adoption.	• Smartphones and handhelds • Industrial controls • Toys and consumer electronics • Monitors and lavatory controls
Broadcast Products	
Broadcast Radio Receivers and Transmitters Our FM and AM receivers deliver the entire tuner from antenna input to audio output in a single chip. Ideal for portable audio applications, the broadcast audio products are based on an innovative digital architecture that enables significant improvements in performance, which translates to a better consumer experience, while reducing system cost and board space for our customers. The AM/FM receivers enable AM and/or FM radio in virtually any device and the transmitters allow customers to cost effectively add wireless AM/FM audio playback capability to any portable media device.	• Mobile phones • Stand-alone AM/FM radios • Portable audio devices • MP3/digital media players • Navigation/GPS devices • Satellite radios • Home stereos • Automotive infotainment systems

Product Areas and Description	Applications
Video tuners and demodulators Our complete, globally-compliant hybrid TV tuner with analog TV demodulator in a single CMOS IC leverages our proven digital low-IF architecture and exceeds the performance of traditional discrete TV tuners, enabling TV makers to deliver improved picture quality and better reception for both analog and digital broadcasts. Our small, low power and high performance digital video demodulators support DVB-T, DVB-C and fixed reception DVB-H in a single chip and are ideal for equipment receiving digital terrestrial and/or cable services.	• Integrated digital televisions (iDTV) • Free-to-Air (FtA) or pay-TV set-top box receivers • PC-TV applications • DVD/HDD personal video recorders
Access Products	
ISOmodem® Embedded Modems The ISOmodem embedded modems leverage innovative silicon direct access arrangement (DAA) technology and a digital signal processor to deliver a globally compliant, very small analog modem for embedded applications like set-top boxes, Personal Video Recorders (PVRs) and fax capability in multi-function printers.	• Set-top and digital cable boxes • Industrial monitoring • Postage meters • Security systems • Remote medical monitoring • Gaming consoles • PVRs • Point of sale (POS) terminals • Fax machines and multi-function printers
ProSLIC® Subscriber Line Interface Circuits Our ProSLIC provides the analog subscriber line interface on the source end of the telephone which generates dial tone, busy tone, caller ID and ring signal. Our ProSLIC product family has offerings for short-haul applications suitable for the customer premises as well as long-haul applications suitable for the traditional telephone company central office.	• Wireless local loop remote access systems • Voice over broadband modems and terminal adapters • VoIP residential gateways • PBXs • Wired long loop and central office systems
Power over Ethernet Our Power over Ethernet (PoE) Power Source Equipment and Powered Device ICs offer highly differentiated solutions with a reduced total bill of materials (BOM) cost and improved performance and reliability. Our solutions also offer an integration level that enables functionality not available with competing solutions.	• Wireless access points (WAP) • VoIP phones • Radio frequency identification (RFID) tag readers • POS terminals • Networking routers and switches • Security cameras

During fiscal 2010, 2009 and 2008, sales of our mixed-signal products accounted for substantially all of our revenue.

Customers, Sales and Marketing

We market our products through our direct sales force and through a network of independent sales representatives and distributors. Direct and distributor customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer.

Two of our distributors, Edom Technology and Avnet, represented 28% and 14% of our revenues during fiscal 2010. No other distributor accounted for 10% or more of revenues for fiscal 2010.

During fiscal 2010, our ten largest end customers accounted for 36% of our revenues. We had no single end customer that accounted for more than 10% of our revenues during this period. Our major customers include Apple, Cisco, Huawei, LG Electronics, Nokia, Pace (formerly Philips), Panasonic, Samsung, Technicolor (formerly Thomson) and Varian Medical Systems.

We maintain numerous sales offices in North America, Europe and Asia. Revenue is attributed to a geographic area based on the end customer's shipped-to location. The percentage of our revenues to customers located outside of the United States was 86% in fiscal 2010. For further information regarding our revenues and long-lived assets by geographic area, see Note 16, *Segment Information*, to the Consolidated Financial Statements.

Our direct sales force includes regional sales managers in the field and area business managers to further support customer communications. We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal IC marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate information and product information. We also pursue targeted advertising in key trade publications and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our ICs, we employ experienced applications engineers who work closely with customers to support the design-win process, and can significantly accelerate the customer's time required to bring a product to market. A design-win occurs when a customer has designed our ICs into its product architecture. A considerable amount of effort to assist the customer in incorporating our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design-win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our ICs and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

Research and Development

Through our research and development efforts, we apply our experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed inefficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers that coordinate their efforts under the direction of senior engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is a critical activity in releasing a new product for commercial success. We believe that we have attracted some of the best engineers in our industry.

Research and development expenses were $123.8 million, $104.4 million and $101.2 million in fiscal 2010, 2009 and 2008, respectively.

Technology

Our product development process facilitates the design of highly-innovative, analog-intensive, mixed-signal ICs. Our engineers' deep knowledge of existing and emerging standards and performance requirements help us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field application engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- Analog design expertise in CMOS;
- Digital signal processing design expertise;
- Microcontroller and system on a chip design expertise; and
- Our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

Analog Design Expertise in CMOS

We believe that our most significant core competency is world-class analog design capability. Additionally, we strive to design substantially all of our ICs in standard CMOS processes. While it is significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and as a result is most likely to be used for the manufacturing of ICs with finer line geometries. These finer line geometries can enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog and mixed-signal ICs is significantly more complicated than designing stand alone digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer tools for advanced analog and mixed-signal IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies.

Digital Signal Processing Design Expertise

We consider the partitioning of a circuit to be a proprietary and creative design technique. Our digital signal processing design expertise maximizes the price/performance characteristics of both the analog and digital functions and allows our ICs to work in an optimized manner to accomplish particular tasks. Generally, we surround core analog circuitry with digital CMOS transistors, which allow our ICs to perform the required analog functions with increased digital capabilities. For example, our broadcast audio products use a proven digital low-IF receiver and transmitter architecture to deliver superior RF performance and interference rejection compared to traditional, analog-only approaches. Digital signal processing is utilized to optimize sound quality under varying signal conditions, enabling a better consumer experience.

Microcontroller and System on a Chip Design Expertise

We have the talent and circuit integration methodologies required to combine precision analog, high-speed digital, flash memory and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, to manage the wide variety of signals on a monolithic piece of silicon including electrical noise, harmonics and other electronic distortions requires a fundamental knowledge of device physics and accumulated design expertise.

Understanding of Systems Technology and Trends

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- Isolation, which is critical for existing and emerging telecom networks;
- Frequency synthesis, which is core technology for wireless and clocking applications;
- Integration, which enables the elimination of discrete components in a system; and
- Signal processing and precision analog, which forms the heart of consumer, industrial, medical and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end market drivers enables us to identify product development opportunities and capitalize on market trends.

Manufacturing

As a fabless IC manufacturer, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs typically use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower cost framework. Our IC production employs submicron process geometries which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner principally with Taiwan Semiconductor Manufacturing Co. (TSMC) or its affiliates to manufacture our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then moved to the final testing stage. This operation can be performed by the same contractor that assembled the IC, other third-party test subcontractors or within our internal facilities prior to shipping to our customers. During fiscal 2010, most of our units shipped were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain substantial during fiscal 2011.

Backlog

As of January 1, 2011, our backlog was approximately $87.5 million, compared to approximately $74.2 million as of January 2, 2010. We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. We only include orders with an expected shipping date from us within six months. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Shipments to distributors are not recognized as revenue until the products are sold by the distributors. Additionally, our arrangements with distributors typically provide for price protection and stock rotation activities. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Competition

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We believe the principal competitive factors in our industry are:

- Product size;
- Level of integration;
- Product capabilities;
- Reliability;
- Price;
- Performance;
- Power requirement;
- Customer support;
- Reputation;
- Ability to rapidly introduce new products to market; and
- Intellectual property.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high performance specifications at lower price points than competitive products and are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

As we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Analog Devices, Atmel, Broadcom, Conexant, Cypress, Epson, Freescale, IDT, Lantiq, LSI, Maxim Integrated Products, Microchip, NXP Semiconductors, Renesas, Sony Semiconductor, ST-Ericsson, STMicroelectronics, Texas Instruments, Vectron International, Zarlink Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors and start-up semiconductor design companies. Our competitors may also offer bundled solutions offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. As the markets for electronic products grow, we also may face competition from traditional electronic device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products, including components within their products that would eliminate the need for our ICs, or by entering into strategic relationships with or acquiring other existing IC providers.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of January 1, 2011, we had approximately 1,040 issued or pending United States patents in the IC field. We also frequently file for patent protection in a variety of international jurisdictions with respect to the proprietary technology covered by our U.S. patents and patent applications. There can be no assurance that patents will ever be issued with respect to these applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future.

We claim copyright protection for proprietary documentation for our products. We have filed for registration, or are in the process of filing for registration, the visual images of certain ICs with the U.S. Copyright Office. We have registered the "Silicon Labs" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us.

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third party core libraries, computer-aided design applications and business software applications.

Employees

As of January 1, 2011, we employed 845 people. Our success depends on the continued service of our key technical and senior management personnel and on our ability to continue to attract, retain and motivate highly skilled analog and mixed-signal engineers. The competition for such personnel is intense. We have never had a work stoppage and none of our U.S. employees are represented by a labor organization. We consider our employee relations to be good.

Environmental Regulation

Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in the semiconductor industry. Our compliance with these laws and regulations has not had a material impact on our financial position or results of operations.

Available Information

Our website address is www.silabs.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our internet website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risks Related to our Business

We may not be able to maintain our historical growth and may experience significant period-to-period fluctuations in our revenues and operating results, which may result in volatility in our stock price

Although we have generally experienced revenue growth in our history, we may not be able to sustain this growth. We may also experience significant period-to-period fluctuations in our revenues and operating results in the future due to a number of factors, and any such variations may cause our stock price to fluctuate. In some future period our revenues or operating results may be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our revenues and operating results, including:

- The timing and volume of orders received from our customers;

- The timeliness of our new product introductions and the rate at which our new products may cannibalize our older products;
- The rate of acceptance of our products by our customers, including the acceptance of new products we may develop for integration in the products manufactured by such customers, which we refer to as "design wins";
- The time lag and realization rate between "design wins" and production orders;
- The demand for, and life cycles of, the products incorporating our ICs;
- The rate of adoption of mixed-signal ICs in the markets we target;
- Deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of ICs;
- Changes in product mix;
- The average selling prices for our products could drop suddenly due to competitive offerings or competitive predatory pricing, especially with respect to our mobile handset products;
- The average selling prices for our products generally decline over time;
- Changes in market standards;
- Impairment charges related to inventory, equipment or other long-lived assets;
- The software used in our products, including software provided by third-parties, may not meet the needs of our customers;
- Significant legal costs to defend our intellectual property rights or respond to claims against us; and
- The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The markets for mobile handsets, consumer electronics, satellite set-top boxes and VoIP applications are characterized by rapid fluctuations in demand and seasonality that result in corresponding fluctuations in the demand for our products that are incorporated in such devices. Additionally, the rate of technology acceptance by our customers results in fluctuating demand for our products as customers are reluctant to incorporate a new IC into their products until the new IC has achieved market acceptance. Once a new IC achieves market acceptance, demand for the new IC can quickly accelerate to a point and then level off such that rapid historical growth in sales of a product should not be viewed as indicative of continued future growth. In addition, demand can quickly decline for a product when a new IC product is introduced and receives market acceptance. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

If we are unable to develop or acquire new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed

Our future success will depend on our ability to reduce our dependence on a few products by developing or acquiring new ICs and product enhancements that achieve market acceptance in a timely and cost-effective manner. The development of mixed-signal ICs is highly complex, and we have at times experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and market acceptance of our products depend on a number of factors, including:

- Requirements of customers;

- Accurate prediction of market and technical requirements;
- Timely completion and introduction of new designs;
- Timely qualification and certification of our ICs for use in our customers' products;
- Commercial acceptance and volume production of the products into which our ICs will be incorporated;
- Availability of foundry, assembly and test capacity;
- Achievement of high manufacturing yields;
- Quality, price, performance, power use and size of our products;
- Availability, quality, price and performance of competing products and technologies;
- Our customer service, application support capabilities and responsiveness;
- Successful development of our relationships with existing and potential customers;
- Technology, industry standards or end-user preferences; and
- Cooperation of third-party software providers and our semiconductor vendors to support our chips within a system.

We cannot provide any assurance that products which we recently have developed or may develop in the future will achieve market acceptance. We have introduced to market or are in development of many ICs. If our ICs fail to achieve market acceptance, or if we fail to develop new products on a timely basis that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position

Our ICs are used as components in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future. Research and development expense in fiscal 2010 was $123.8 million, or 25.1% of revenues. A number of large companies are actively involved in the development of these new technologies and standards. Should any of these companies delay or abandon their efforts to develop commercially available products based on new technologies and standards, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in orders from, any key customer could significantly reduce our revenues

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenues and adversely affect our business. During fiscal 2010, our ten largest customers accounted for 36% of our revenues. Some of the markets for our products are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to sell to these dominant customers, as well as the ability of these customers to sell products that incorporate our IC products. In the future, these customers may decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns, particularly because:

- We do not have material long-term purchase contracts with our customers;
- Substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- Some of our customers may have efforts underway to actively diversify their vendor base which could reduce purchases of our ICs; and
- Some of our customers have developed or acquired products that compete directly with products these customers purchase from us, which could affect our customers' purchasing decisions in the future.

While we have been a significant supplier of ICs used in many of our customers' products, our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could seriously harm our business

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, we receive letters from various industry participants alleging infringement of patents, trademarks or misappropriation of trade secrets or from customers or suppliers requesting indemnification for claims brought against them by third parties. The exploratory nature of these inquiries has become relatively common in the semiconductor industry. We respond when we deem appropriate and as advised by legal counsel. We have been involved in litigation to protect our intellectual property rights in the past and may become involved in such litigation again in the future. In the future, we may become involved in additional litigation to defend allegations of infringement asserted by others, both directly and indirectly as a result of certain industry-standard indemnities we may offer to our customers or suppliers. Legal proceedings could subject us to significant liability for damages or invalidate our proprietary rights. Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us. Any litigation, regardless of its outcome, would likely be time-consuming and expensive to resolve and would divert our management's time and attention. Most intellectual property litigation also could force us to take specific actions, including:

- Cease selling or manufacturing products that use the challenged intellectual property;
- Obtain from the owner of the infringed intellectual property a right to a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
- Redesign those products that use infringing intellectual property; or
- Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete

Our products rely on our proprietary technology, and we expect that future technological advances made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, intellectual property providers and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

Failure to manage our distribution channel relationships could impede our future growth

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors and sales representatives, develop additional channels for the distribution and sale of our products and manage these relationships. As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. In addition, relationships with our distributors often involve the use of price protection and inventory return rights. This often requires a significant amount of sales management's time and system resources to manage properly.

We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

Our products are complex and may contain errors which could lead to product liability, an increase in our costs and/or a reduction in our revenues

Our products are complex and may contain errors, particularly when first introduced or as new versions are released. Our new products are increasingly being designed in more complex processes which further increases the risk of errors. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any errors prior to delivery of our products to our customers.

Because our products are manufactured by third parties, should problems occur in the operation or performance of our ICs, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These errors also could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations and business reputation problems. Any defects could require product replacement or recall or we could be obligated to accept product returns. Any of the foregoing could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our products. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could cause failure in our customer's end-product, so we could face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved. Furthermore, product liability risks are particularly significant with respect to medical and automotive applications because of the risk of serious harm to users of these products. There can be no assurance that any insurance we maintain will sufficiently protect us from any such claims.

Any acquisitions we make could disrupt our business and harm our financial condition

As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The acquisitions that we have made and may make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

- Problems integrating the acquired operations, technologies or products with our existing business and products;
- Diversion of management's time and attention from our core business;
- Need for financial resources above our planned investment levels;
- Difficulties in retaining business relationships with suppliers and customers of the acquired company;
- Risks associated with entering markets in which we lack prior experience;
- Risks associated with the transfer of licenses of intellectual property;
- Increased operating costs due to acquired overhead;
- Tax issues associated with acquisitions;
- Acquisition-related disputes, including disputes over earn-outs and escrows;
- Potential loss of key employees of the acquired company; and
- Potential impairment of related goodwill and intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the IC or software, changes in the IC's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

We have increased our international activities significantly and plan to continue such efforts, which subjects us to additional business risks including increased logistical and financial complexity, political instability and currency fluctuations

We have established additional international subsidiaries and have opened additional offices in international markets to expand our international activities in Europe and Asia. This has included the establishment of a headquarters in Singapore for non-U.S. operations. The percentage of our revenues derived from customers located outside of the United States was 86% during fiscal 2010. We may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

- Increased complexity and costs of managing international operations and related tax obligations, including our headquarters for non-U.S. operations in Singapore;
- Protectionist laws and business practices that favor local competition in some countries;
- Difficulties related to the protection of our intellectual property rights in some countries;
- Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs;
- Longer sales cycles;
- Greater difficulty in accounts receivable collection and longer collection periods;
- High levels of distributor inventory subject to price protection and rights of return to us;
- Political and economic instability;
- Greater difficulty in hiring and retaining qualified technical sales and applications engineers and administrative personnel; and
- The need to have business and operations systems that can meet the needs of our international business and operating structure.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive.

We rely on third parties to manufacture, assemble and test our products and the failure to successfully manage our relationships with our manufacturers and subcontractors would negatively impact our ability to sell our products

We do not have our own wafer fab manufacturing facilities. Therefore, we rely on third-party vendors to manufacture the ICs we design. We also currently rely on Asian third-party assembly subcontractors to assemble and package the silicon chips provided by the wafers for use in final products. Additionally, we rely on these offshore subcontractors for a substantial portion of the testing requirements of our products prior to shipping. We expect utilization of third-party subcontractors to continue in the future.

The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third-party vendors. On occasion, we have been unable to adequately respond to unexpected increases in customer demand due to capacity constraints and, therefore, were unable to benefit from this incremental demand. We may be unable to obtain adequate foundry, assembly or test capacity from our third-party subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand.

There are significant risks associated with relying on these third-party foundries and subcontractors, including:

- Failure by us, our customers or their end customers to qualify a selected supplier;
- Potential insolvency of the third-party subcontractors;
- Reduced control over delivery schedules and quality;
- Limited warranties on wafers or products supplied to us;
- Potential increases in prices or payments in advance for capacity;
- Increased need for international-based supply, logistics and financial management;
- Their inability to supply or support new or changing packaging technologies; and
- Low test yields.

We typically do not have long-term supply contracts with our third-party vendors which obligate the vendor to perform services and supply products to us for a specific period, in specific quantities, and at specific prices. Our third-party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available to us within the time required to meet demand for our products. In the event that these vendors fail to meet our demand for whatever reason, we expect that it would take up to 12 months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by our customers or their end customers.

Since our inception, most of the silicon wafers for the products that we have shipped were manufactured either by TSMC or its affiliates. Our customers typically complete their own qualification process. If we fail to properly balance customer demand across the existing semiconductor fabrication facilities that we utilize or are required by our foundry partners to increase, or otherwise change the number of fab lines that we utilize for our production, we might not be able to fulfill demand for our products and may need to divert our engineering resources away from new product development initiatives to support the fab line transition, which would adversely affect our operating results.

Our products incorporate technology licensed from third parties

We incorporate technology (including software) licensed from third parties in our products. We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third party licensor is typically obligated to indemnify us if the licensed technology infringes on another party's intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent. See *Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could seriously harm our business.* Furthermore, any failure of third party technology to perform properly would adversely affect sales of our products incorporating such technology.

Our inability to manage growth could materially and adversely affect our business

Our past growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded sales, operational and financial enterprise-wide systems, information technology infrastructure, procedures and controls, including the improvement of our accounting and other internal management systems to manage this growth and maintain compliance with regulatory guidelines, including Sarbanes-Oxley Act requirements. To the extent our business grows, our internal management systems and processes will need to improve to ensure that we remain in compliance. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding global operations, including our international headquarters in Singapore, our business could be materially and adversely affected.

We are subject to risks relating to product concentration

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products, is therefore, critical to our future success. In addition, substantially all of our products that we have sold include technology related to one or more of our issued U.S. patents. If these patents are found to be invalid or unenforceable, our competitors could introduce competitive products that could reduce both the volume and price per unit of our products. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- A decline in demand for any of our more significant products, including our modem products, FM tuners or ProSLIC;
- Failure of our products to achieve continued market acceptance;
- Competitive products;
- New technological standards or changes to existing standards that we are unable to address with our products;
- A failure to release new products or enhanced versions of our existing products on a timely basis; and
- The failure of our new products to achieve market acceptance.

We are subject to credit risks related to our accounts receivable

We do not generally obtain letters of credit or other security for payment from customers, distributors or contract manufacturers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. The current economic situation could increase the likelihood of such defaults and bankruptcies. Our ten largest customers or distributors represent a substantial majority of our accounts receivable. If any such customer or distributor, or a material portion of our smaller customers or distributors, were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur. There is currently a shortage of qualified personnel with significant experience in the design, development, manufacturing, marketing and sales of analog and mixed-signal ICs. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacturability of analog elements, and competition for such personnel is intense. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or the inability to attract or retain qualified personnel both in the United States and internationally, including engineers, sales, applications and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

Any dispositions could harm our financial condition

Any disposition of a product line would entail a number of risks that could materially and adversely affect our business and operating results, including:

- Diversion of management's time and attention from our core business;
- Difficulties separating the divested business;
- Risks to relations with customers who previously purchased products from our disposed product line;
- Reduced leverage with suppliers due to reduced aggregate volume;
- Risks related to employee relations;
- Risks associated with the transfer and licensing of intellectual property;
- Security risks and other liabilities related to the transition services provided in connection with the disposition;
- Tax issues associated with dispositions; and
- Disposition-related disputes, including disputes over earn-outs and escrows.

Our stock price may be volatile

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

- Actual or anticipated fluctuations in our operating results;
- Changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

- Changes in market valuations of other technology companies, particularly semiconductor companies;
- Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- Introduction of technologies or product enhancements that reduce the need for our products;
- The loss of, or decrease in sales to, one or more key customers;
- A large sale of stock by a significant shareholder;
- Dilution from the issuance of our stock in connection with acquisitions;
- The addition or removal of our stock to or from a stock index fund;
- Departures of key personnel; and
- The required expensing of stock awards.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Most of our current manufacturers, assemblers, test service providers, distributors and customers are concentrated in the same geographic region, which increases the risk that a natural disaster, epidemic, labor strike, war or political unrest could disrupt our operations or sales

Most of TSMC's foundries and several of our assembly and test subcontractors' sites are located in Taiwan and most of our other foundry, assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located in the Pacific Rim region. The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. Earthquakes, fire, flooding, lack of water or other natural disasters, an epidemic, political unrest, war, labor strikes or work stoppages in countries where our semiconductor manufacturers, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that alternate capacity could be obtained on favorable terms, if at all.

A natural disaster, epidemic, labor strike, war or political unrest where our customers' facilities are located would likely reduce our sales to such customers. North Korea's geopolitical maneuverings have created unrest. Such unrest could create economic uncertainty or instability, could escalate to war or otherwise adversely affect South Korea and our South Korean customers and reduce our sales to such customers, which would materially and adversely affect our operating results. In addition, a significant portion of the assembly and testing of our products occurs in South Korea. Any disruption resulting from these events could also cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor.

The semiconductor manufacturing process is highly complex and, from time to time, manufacturing yields may fall below our expectations, which could result in our inability to satisfy demand for our products in a timely manner and may decrease our gross margins due to higher unit costs

The manufacturing of our products is a highly complex and technologically demanding process. Although we work closely with our foundries and assemblers to minimize the likelihood of reduced manufacturing yields, we have from time to time experienced lower than anticipated manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance deficiencies, which could lower our gross margins. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in a timely manner, we will be unable to meet our customers' demand for our products in a timely manner, which would adversely affect our operating results and damage our customer relationships.

We depend on our customers to support our products, and some of our customers offer competing products

Our products are currently used by our customers to produce modems, telephony equipment, mobile handsets, networking equipment and a broad range of other devices. We rely on our customers to provide hardware, software, intellectual property indemnification and other technical support for the products supplied by our customers. If our customers do not provide the required functionality or if our customers do not provide satisfactory support for their products, the demand for these devices that incorporate our products may diminish or we may otherwise be materially adversely affected. Any reduction in the demand for these devices would significantly reduce our revenues.

In certain products, some of our customers offer their own competitive products. These customers may find it advantageous to support their own offerings in the marketplace in lieu of promoting our products.

We could seek to raise additional capital in the future through the issuance of equity or debt securities, but additional capital may not be available on terms acceptable to us, or at all

We believe that our existing cash, cash equivalents and investments will be sufficient to meet our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. However, it is possible that we may need to raise additional funds to finance our activities or to facilitate acquisitions of other businesses, products, intellectual property or technologies. We believe we could raise these funds, if needed, by selling equity or debt securities to the public or to selected investors. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. However, we may not be able to obtain additional funds on favorable terms, or at all. If we decide to raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced.

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our competitors may also offer bundled solutions offering a more complete product despite the technical merits or advantages of our products. These competitors may elect not to support our products which could complicate our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross margins and/or decrease our market share.

Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control of us and may reduce the market price of our common stock

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. For example, our certificate of incorporation and bylaws provide for:

- The division of our Board of Directors into three classes to be elected on a staggered basis, one class each year;
- The ability of our Board of Directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- A prohibition on stockholder action by written consent;
- Elimination of the right of stockholders to call a special meeting of stockholders;
- A requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders; and
- A requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation.

We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

Risks related to our industry

We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies' and their customers' products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, concerns about credit and inflation, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, would make it very difficult for our customers, our vendors, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. In the recent past, we believe the semiconductor industry suffered a downturn due in large part to adverse conditions in the global credit and financial markets, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increased unemployment rates and general uncertainty regarding the economy. Such downturns may have a material adverse effect on our business and operating results.

Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our ICs. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us.

The average selling prices of our products could decrease rapidly which may negatively impact our revenues and gross margins

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes, increasing our sales content per application or reducing production costs, our gross margins and revenues will suffer. To maintain our gross margin percentage, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so could cause our revenues and gross margin percentage to decline.

Competition within the numerous markets we target may reduce sales of our products and reduce our market share

The markets for semiconductors in general, and for mixed-signal ICs in particular, are intensely competitive. We expect that the market for our products will continually evolve and will be subject to rapid technological change. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Analog Devices, Atmel, Broadcom, Conexant, Cypress, Epson, Freescale, IDT, Lantiq, LSI, Maxim Integrated Products, Microchip, NXP Semiconductors, Renesas, Sony Semiconductor, ST-Ericsson, STMicroelectronics, Texas Instruments, Vectron International, Zarlink Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. As the markets for communications products grow, we also may face competition from traditional communications device companies. These companies may enter the mixed-signal semiconductor market by introducing their own ICs or by entering into strategic relationships with or acquiring other existing providers of semiconductor products. In addition, large companies may restructure their operations to create separate companies or may acquire new businesses that are focused on providing the types of products we produce or acquire our customers.

Our products must conform to industry standards and technology in order to be accepted by end users in our markets

Generally, our products comprise only a part of a device. All components of such devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Products for certain applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

Our pursuit of necessary technological advances may require substantial time and expense. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. If our ICs fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Item 1B. Unresolved Staff Comments

The staff of the SEC reviewed our Annual Report on Form 10-K for the year ended January 2, 2010 and issued a letter dated June 30, 2010. We believe that all matters addressed in that letter have been resolved, except that we are still in discussions regarding whether we may exclude disclosure of the historical performance targets used for named executive officer compensation on the basis that such disclosure could result in competitive harm.

Item 2. Properties

Our primary facilities, housing engineering, sales and marketing, administration and test operations, are located in Austin, Texas. Our Austin, Texas operations currently occupy approximately 190,000 square feet of leased floor space with lease terms expiring in 2013. In addition to these properties, we lease smaller facilities in various locations in the United States, China, France, Germany, Hungary, Ireland, Japan, Portugal, South Korea, Singapore, Taiwan and the United Kingdom for engineering, sales and marketing, administrative and manufacturing support activities. We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 3. Legal Proceedings

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against us, four of our officers individually and the three investment banking firms who served as representatives of the underwriters in connection with our initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for our initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The Complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice our four officers who had been named individually. On December 5, 2006, the Second Circuit vacated a decision by the District Court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include us. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the District Court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in the case against us, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including us. On October 5, 2009, the Court granted final approval of the settlement. Judgment was entered on January 10, 2010. Six notices of appeal and one petition seeking permission to appeal were filed before the United States Court of Appeals for the Second Circuit. Two appeals are proceeding on behalf of objectors to the settlement. Plaintiffs have moved to dismiss both appeals. The motions are fully briefed. The remaining objectors withdrew their appeals with prejudice.

As the litigation process is inherently uncertain, we are unable to predict the outcome of the above described matter if the settlement does not survive appeal. While we do maintain liability insurance, we could incur losses that are not covered by our liability insurance or that exceed the limits of our liability insurance. Such losses could have a material impact on our business and our results of operations or financial position.

Other

We are involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, we do not expect them to have a material adverse effect on our consolidated financial position or results of operations.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our registration statement (Registration No. 333-94853) under the Securities Act of 1933, as amended, relating to our initial public offering of our common stock became effective on March 23, 2000. Our common stock is quoted on the NASDAQ National Market (NASDAQ) under the symbol "SLAB". The table below shows the high and low per-share sales prices of our common stock for the periods indicated, as reported by NASDAQ. As of January 31, 2011, there were 131 holders of record of our common stock.

	High	Low
Fiscal Year 2009		
First Quarter	$28.13	$20.40
Second Quarter	39.29	26.19
Third Quarter	49.08	34.59
Fourth Quarter	49.06	40.56
Fiscal Year 2010		
First Quarter	$49.10	$41.98
Second Quarter	53.17	39.84
Third Quarter	44.28	34.10
Fourth Quarter	47.47	35.66

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in Silicon Laboratories Inc. common stock, the NASDAQ Composite Index and the NASDAQ Electronic Components Index.


150
100
50
0
DOLLARS
12/31/05
12/30/06
12/29/07
01/03/09
01/02/10
01/01/11
Silicon Laboratories Inc.
NASDAQ Composite
NASDAQ Electronic Components

Company / Index	12/31/05	12/30/06	12/29/07	01/03/09	01/02/10	01/01/11
Silicon Laboratories Inc.	$100.00	$ 94.52	$102.76	$69.72	$131.97	$125.53
NASDAQ Composite	$100.00	$112.51	$122.09	$72.15	$104.22	$122.52
NASDAQ Electronic Components	$100.00	$ 94.09	$108.44	$55.40	$ 90.25	$102.76

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on December 31, 2005, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Issuer Purchases of Equity Securities

The following table summarizes repurchases of our common stock during the three months ended January 1, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 3, 2010 - October 30, 2010 . . .	—	$—	—	$110,000,013
October 31, 2010 - November 27, 2010	—	$—	—	$110,000,013
November 28, 2010 - January 1, 2011 .	—	$—	—	$110,000,013
Total	—	$—	—	

In July 2010, our Board of Directors authorized a program to repurchase up to $150 million of our common stock through 2011. The program allows for repurchases to be made in the open market or in private transactions, including structured or accelerated transactions, subject to applicable legal requirements and market conditions.

Item 6. Selected Financial Data

Please read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and the notes to those statements included in this Form 10-K.

	Fiscal Year				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statements of Income Data					
Revenues	$493,341	$441,020	$415,630	$337,461	$288,156
Operating income	86,671	66,511	43,656(3)	23,097	6,052
Income from continuing operations	73,242	73,092(2)	32,935(3)	39,687	15,343
Income from discontinued operations, net of income taxes	—	—	—	165,149(5)	15,815
Net income	$ 73,242	$ 73,092(2)	$ 32,935(3)	$204,836(5)	$ 31,158
Income from continuing operations per share:					
Basic	$ 1.63	$ 1.62	$ 0.68	$ 0.72	$ 0.28
Diluted	$ 1.57	$ 1.57	$ 0.67	$ 0.70	$ 0.27
Consolidated Balance Sheet Data					
Cash, cash equivalents and investments	$383,362(1)	$434,899	$325,360(4)	$572,974(6)	$386,292
Working capital	414,073(1)	435,359	289,716(4)	599,300(6)	402,085
Total assets	727,658(1)	742,838	624,245(4)	840,246(6)	686,995
Long-term obligations	22,372	24,403	48,789	43,309	16,691
Total stockholders' equity	625,430(1)	629,796	502,460(4)	703,545	568,682

(1) Reflects repurchases of our common stock in fiscal 2010.

(2) Includes a benefit related to the resolution of prior year uncertain tax benefits.

(3) Includes a charge for in-process research and development costs in connection with our acquisition of Integration Associates.

(4) Reflects repurchases of our common stock in fiscal 2008.

(5) Includes a gain on the sale of our Aero® product lines, net of related income taxes.

(6) Includes proceeds from the sale of our Aero product lines, less repurchases of our common stock in fiscal 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52- or 53- week year ending on the Saturday closest to December 31st. Fiscal 2010 and 2009 were 52-week years and ended on January 1, 2011 and January 2, 2010, respectively. Fiscal year 2008 was a 53-week year with the extra week occurring in the first quarter and ended on January 3, 2009.

Overview

We design and develop proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management. Our major customers include Apple, Cisco, Huawei, LG Electronics, Nokia, Pace (formerly Philips), Panasonic, Samsung, Technicolor (formerly Thomson) and Varian Medical Systems.

As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States and Europe, to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We rely on third-parties in Asia to assemble, package, and, in most cases, test these devices and ship these units to our customers. Testing performed by such third parties facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity.

Our expertise in analog-intensive, high-performance, mixed-signal ICs enables us to develop highly differentiated solutions that address multiple markets. We group our products into the following categories:

- Broad-based products, which include our microcontrollers, timing products (clocks and oscillators), wireless receivers, isolation devices and human interface sensors;
- Broadcast products, which include our broadcast audio and video products;
- Access products, which include our embedded modems, Voice over IP (VoIP) products and our Power over Ethernet devices; and
- Mature products, which include certain devices that are at the end of their respective life cycles and therefore receive minimal or no continued research and development investment, including our DSL analog front end ICs and IRDA devices.

Through acquisitions and internal development efforts, we have continued to diversify our product portfolio and introduce next generation ICs with added functionality and further integration. In April 2010, we acquired Silicon Clocks, Inc., a privately held company that designed and developed microelectromechanical system (MEMS) technology to enable the manufacture of silicon resonators and sensors directly on standard CMOS wafers. The acquired technology is aligned with our efforts to leverage our CMOS-based timing products into high-volume applications such as consumer electronics. In October 2010, we acquired ChipSensors Ltd, a privately held company that created innovative single-chip CMOS sensors designed to detect temperature, humidity and gases.

In fiscal 2010, we introduced a bridge chip family that simplifies the addition of USB and touch sense connectivity in embedded designs, the expansion of our automotive portfolio with a family of highly integrated AM/FM tuners for car stereos, frequency flexible in-circuit programmable CMOS clock generators, isolated gate drivers designed for high-power Class D audio systems, power management ICs that improve efficiency in Power over Ethernet (PoE) equipment, a Class D amplifier ideal for many portable radios and docking stations, a wireless IC solution designed to be a remote control on a chip, low power capacitive touch-sense microcontrollers, digital isolators and isolated gate drivers designed to replace traditional optocouplers, a digital TV demodulator that combines satellite, terrestrial and cable digital video broadcast (DVB) functions in one highly integrated device, a frequency-flexible timing IC solution for networking and telecommunications applications, a family of ultra-low-power wireless microcontrollers ideal for battery-powered systems and a highly integrated AM/FM receiver for analog tuned radios. We plan to continue to introduce products that increase the content we provide for existing applications, thereby enabling us to serve markets we do not currently address and expanding our total available market opportunity.

We had no customers that accounted for more than 10% of our revenues during fiscal 2010 or 2008. During fiscal 2009, we had one customer, Samsung, whose purchases across a variety of product areas represented 16% of our total revenues. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. Two of our distributors, Edom Technology and Avnet, represented 28% and 14% of our revenues during fiscal 2010, and 27% and 10% of our revenues during fiscal 2009, respectively. Edom represented 31% of our revenues during fiscal 2008. There were no other distributors or contract manufacturers that accounted for more than 10% of our revenues in fiscal 2010, 2009 or 2008.

The percentage of our revenues derived from customers located outside of the United States was 86% in fiscal 2010 and 88% in fiscal 2009 and 2008. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

The sales cycle for our ICs can be as long as 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring research and development and selling, general and administrative expenses, and the corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because many of our ICs are designed for use in consumer products such as televisions, personal video recorders, set-top boxes, portable navigation devices and mobile handsets, we expect that the demand for our products will be typically subject to some degree of seasonal demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

Results of Operations

The following describes the line items set forth in our Consolidated Statements of Income:

Revenues. Revenues are generated almost exclusively by sales of our ICs. We recognize revenue on sales when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, we recognize revenue from product sales to direct customers and contract manufacturers upon shipment. Certain of our sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, we defer the revenue and cost of revenue on such sales until the distributors sell the product to the end customer. Our products typically carry a one-year replacement warranty. Replacements have been insignificant to date. Our revenues are subject to variation from period to period due to the volume of shipments made within a period, the mix of products we sell and the prices we charge for our products. The vast majority of our revenues were negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including: 1) to establish a relationship with a new customer, 2) as an incentive for customers to purchase products in larger volumes, 3) to provide profit margin to our distributors who resell our products or 4) in response to competition. In addition, as a product matures, we expect that the average selling price for such product will decline due to the greater availability of competing products. Our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as our ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products.

Cost of Revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties and amortization of purchased software, other intellectual property license costs and certain acquired intangible assets; an allocated portion of our occupancy costs; and allocable depreciation of testing equipment and leasehold improvements.

Research and Development. Research and development expense consists primarily of personnel-related expenses, including stock compensation, new product mask, wafer, packaging and test costs, external consulting and services costs, equipment tooling, equipment depreciation, amortization of acquired intangible assets, as well as an allocated portion of our occupancy costs for such operations. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, including stock compensation, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, applications engineering support, professional fees, legal fees and promotional and marketing expenses.

In-Process Research and Development. In-process research and development (IPR&D) represents acquired technology resulting from business combinations that had not achieved technological feasibility as of the acquisition closing date and had no alternative future use. For acquisitions occurring prior to fiscal 2009, these costs were expensed on the date of acquisition. Beginning in fiscal 2009, IPR&D is capitalized until the related projects are completed, at which time they begin to be amortized. IPR&D is written-off if the related projects are abandoned.

Interest Income. Interest income reflects interest earned on our cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists of interest on our short and long-term obligations.

Other Income (Expense), Net. Other income (expense), net consists primarily of foreign currency remeasurement adjustments as well as other non-operating income and expenses.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes includes both domestic and foreign income taxes at the applicable statutory rates adjusted for non-deductible expenses, research and development tax credits and other permanent differences.

The following table sets forth our Consolidated Statements of Income data as a percentage of revenues for the periods indicated:

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	34.3	36.6	38.5
Gross margin	65.7	63.4	61.5
Operating expenses:			
Research and development	25.1	23.7	24.3
Selling, general and administrative	23.0	24.7	24.2
In-process research and development	—	—	2.5
Operating expenses	48.1	48.4	51.0
Operating income	17.6	15.0	10.5
Other income (expense):			
Interest income	0.4	0.7	2.5
Interest expense	0.0	0.0	(0.1)
Other income (expense), net	(0.3)	0.0	(0.1)
Income before income taxes	17.7	15.7	12.8
Provision (benefit) for income taxes	2.9	(0.9)	4.9
Net income	14.8%	16.6%	7.9%

Comparison of Fiscal 2010 to Fiscal 2009

Revenues

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change	% Change
Revenues	$493.3	$441.0	$52.3	11.9%

The growth in revenues in fiscal 2010 was due primarily to improvements in the health of our products' end markets and increases in market share. Unit volumes of our products increased compared to fiscal 2009 by 2.8%. Average selling prices increased during the same period by 9.3%. In general, as our products become more mature, we expect to experience decreases in average selling prices. We anticipate that newly announced, higher priced, next generation products and product derivatives will offset some of these decreases.

Gross Margin

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change	% Change
Gross margin	$324.2	$279.8	$44.4	15.9%
Percent of revenue	65.7%	63.4%		

The increase in the dollar amount of gross margin in fiscal 2010 was primarily due to our increased sales. The increase in gross margin as a percent of revenue in fiscal 2010 was primarily due to changes in product mix, improvements in our inventory management and manufacturing cost reductions. We may experience declines in the average selling prices of certain of our products. This creates downward pressure on gross margin as a percentage of revenues and may be offset to the extent we are able to: 1) introduce higher margin new products and gain market share with our ICs; 2) achieve lower production costs from our wafer suppliers and third-party assembly and test subcontractors; 3) achieve lower production costs per unit as a result of improved yields throughout the manufacturing process; or 4) reduce logistics costs.

Research and Development

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change	% Change
Research and development	$123.8	$104.4	$19.4	18.6%
Percent of revenue	25.1%	23.7%		

The increase in research and development expense in fiscal 2010 was principally due to an increase of $15.0 million for personnel-related expenses. We expect that research and development expense will continue to increase in absolute dollars in the first quarter of 2011.

Recent development projects include a bridge chip family that simplifies the addition of USB and touch sense connectivity in embedded designs, the expansion of our automotive portfolio with a family of highly integrated AM/FM tuners for car stereos, frequency flexible in-circuit programmable CMOS clock generators, isolated gate drivers designed for high-power Class D audio systems, power management ICs that improve efficiency in PoE equipment, a Class D amplifier ideal for many portable radios and docking stations, a wireless IC solution designed to be a remote control on a chip, low power capacitive touch-sense microcontrollers, digital isolators and isolated gate drivers designed to replace traditional optocouplers, a digital TV demodulator that combines satellite, terrestrial and cable DVB functions in one highly integrated device, a frequency-flexible timing IC solution for networking and telecommunications applications, a family of ultra-low-power wireless microcontrollers ideal for battery-powered systems and a highly integrated AM/FM receiver for analog tuned radios.

In-Process Research and Development

In connection with the purchase of Silicon Clocks, we acquired certain in-process research and development (IPR&D) assets. These costs were capitalized until the related projects are completed, at which time they begin to be amortized. IPR&D is written-off if the related projects are abandoned. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 19.0%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process. The IPR&D recorded in connection with the acquisition consisted of the following (in thousands):

Project	Fair Value
Resonator	$5,200
Clocks	4,270
	$9,470

We are developing the IPR&D projects using MEMS technology. The remaining research and development efforts include additional design, integration and testing. As of the acquisition date, we projected the costs to complete the projects to be $8.1 million. Such costs have been consistent with our assumptions at the time of the acquisition. The significant risks associated with the successful completion of these projects include our potential inability to finish the product designs, produce working models and gain customer acceptance. Failure to complete these projects in a timely manner could result in lost revenues.

Selling, General and Administrative

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change	% Change
Selling, general and administrative	$113.8	$108.8	$5.0	4.5%
Percent of revenue	23.0%	24.7%		

The increase in selling, general and administrative expense in fiscal 2010 was principally due to an increase of $2.1 million for legal fees, primarily related to acquisition-related costs and litigation. The decrease in selling, general and administrative expense as a percent of revenues in fiscal 2010 is due to our increased sales. We expect that selling, general and administrative expense will increase in absolute dollars in the first quarter of 2011.

Interest Income

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change
Interest income	$2.3	$2.7	$(0.4)

The decrease in interest income in fiscal 2010 was largely due to lower interest rates on the underlying instruments, partially offset by a higher average investment balance.

Interest Expense

Interest expense in fiscal 2010 was $0.1 million compared to $0.2 million in fiscal 2009.

Other Income (Expense), Net

Other income (expense), net in fiscal 2010 was $(1.3) million compared to $(0.1) million in fiscal 2009. The change was primarily due to foreign currency remeasurement adjustments.

Provision (Benefit) for Income Taxes

(in millions)	Year Ended January 1, 2011	Year Ended January 2, 2010	Change
Provision (benefit) for income taxes	$14.4	$(4.1)	$18.5
Effective tax rate	16.4%	(6.0)%	

The effective tax rate for fiscal 2010 increased from the prior period, primarily due to the resolution of uncertain tax positions as a result of entering into an Advance Pricing Agreement with the U.S. Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the effective tax rate for fiscal 2010 increased from the prior period due to the intercompany license of certain technology obtained in the acquisition of Silicon Clocks during the second quarter of fiscal 2010. The increase in the effective tax rate was partially offset by an increase in the federal research and development credit in fiscal 2010.

The effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, research and development tax credits and other permanent items including changes to the liability for unrecognized tax benefits.

Comparison of Fiscal 2009 to Fiscal 2008

Revenues

(in millions)	Year Ended			
	January 2, 2010	January 3, 2009	Change	% Change
Revenues	$441.0	$415.6	$25.4	6.1%

The growth in revenues in fiscal 2009 was driven primarily by market share gains. Increased unit volumes outpaced declines in average selling prices. Unit volumes of our products increased compared to fiscal 2008 by 19.6%. Average selling prices decreased during the same period by 10.8%.

Gross Margin

(in millions)	Year Ended			
	January 2, 2010	January 3, 2009	Change	% Change
Gross margin	$279.8	$255.8	$24.0	9.4%
Percent of revenue	63.4%	61.5%		

The increase in the dollar amount of gross margin in fiscal 2009 was primarily due to our increased sales. The increase in gross margin as a percent of revenue in fiscal 2009 was primarily due to a charge of $2.2 million to record inventory acquired from Integration Associates at fair value during fiscal 2008, improvements in our inventory management and manufacturing cost reductions.

Research and Development

(in millions)	Year Ended			
	January 2, 2010	January 3, 2009	Change	% Change
Research and development	$104.4	$101.2	$3.2	3.2%
Percent of revenue	23.7%	24.3%		

The increase in research and development expense in fiscal 2009 was principally due to an increase of $3.7 million for personnel-related expenses, including personnel costs associated with the acquisition of Integration Associates. The decrease in research and development expense as a percent of revenues is due to our increased sales.

Selling, General and Administrative

(in millions)	Year Ended			
	January 2, 2010	January 3, 2009	Change	% Change
Selling, general and administrative	$108.8	$100.7	$8.1	8.1%
Percent of revenue	24.7%	24.2%		

The increase in selling, general and administrative expense in fiscal 2009 was principally due to an increase of $8.7 million for personnel-related expenses, including personnel costs associated with the acquisition of Integration Associates.

In-Process Research and Development

In-process research and development (IPR&D) recorded in connection with the acquisition of Integration Associates was $10.3 million in fiscal 2008. The IPR&D projects included optoelectronic, power, and radio transmitter and transceiver technologies. The optoelectronic projects are used for infrared data communications and proximity sensing. The power projects enable AC-DC conversion in power supply systems. The radio transmitters and transceivers projects enable the delivery of data over proprietary, short range wireless links. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 20%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process.

There was no acquisition of IPR&D in fiscal 2009.

Interest Income

	Year Ended		
(in millions)	January 2, 2010	January 3, 2009	Change
Interest income	$2.7	$10.4	$(7.7)

The decrease in interest income for the recent period was due to lower interest rates on the underlying instruments and lower average cash and investment balances.

Interest Expense

Interest expense in fiscal 2009 was $0.2 million compared to $0.4 million in fiscal 2008.

Other Income (Expense), Net

Other income (expense), net in fiscal 2009 was $(0.1) million compared to $(0.6) million in fiscal 2008.

Provision (Benefit) for Income Taxes

	Year Ended		
(in millions)	January 2, 2010	January 3, 2009	Change
Provision (benefit) for income taxes	$(4.1)	$20.2	$(24.3)
Effective tax rate	(6.0)%	38.0%	

The effective tax rate for fiscal 2009 decreased from the prior period, primarily due to resolution of uncertain tax positions as a result of entering into an Advance Pricing Agreement with the U.S. Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the effective tax rate for fiscal 2009 decreased from the prior period due to the intercompany license of certain technology and the non-deductible write-off of in-process research and development costs during fiscal 2008, both of which were related to the acquisition of Integration Associates.

The effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, the limited deductibility of stock compensation expense and other permanent items including changes to the liability for unrecognized tax benefits.

Business Outlook

We expect revenues in the first quarter of fiscal 2011 to be in the range of $116 to $122 million. Furthermore, we expect our diluted earnings per share, exclusive of expected charges related to the January 2011 acquisition of Spectra Linear, to be in the range of $0.14 to $0.20.

Liquidity and Capital Resources

Our principal sources of liquidity as of January 1, 2011 consisted of $365.9 million in cash, cash equivalents and short-term investments. Our cash equivalents and short-term investments consist primarily of corporate bonds, U.S. Treasury bills, money market funds, variable-rate demand notes, municipal bonds, U.S. government agency bonds and discount notes, international government bonds, certificates of deposit and commercial paper.

Our long-term investments consist of auction-rate securities. Early in fiscal 2008, auctions for many of our auction-rate securities failed because sell orders exceeded buy orders. As of January 1, 2011, we held $19.7 million par value auction-rate securities, all of which have experienced failed auctions. The securities had previously been valued using quoted prices in active markets. When the auctions began to fail, quoted prices for the securities were no longer observable. As such, we changed our fair value measurement methodology for all auction-rate securities from quoted prices in active markets to a cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities and a discount to reflect our inability to liquidate the securities.

The underlying assets of our auction-rate securities consisted of student loans and municipal bonds, of which $17.7 million were guaranteed by the U.S. government and the remaining $2.0 million were privately insured. As of January 1, 2011, $17.7 million of the auction-rate securities had credit ratings of AAA and $2.0 million had credit ratings of A. These securities had contractual maturity dates ranging from 2029 to 2046 and were yielding 0.6% to 3.3% per year at January 1, 2011. We are receiving the underlying cash flows on all of our auction-rate securities. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the security, a buyer is found outside of the auction process or the underlying securities mature. We are unable to predict if these funds will become available before their maturity dates. We do not expect to need access to the capital represented by any of our auction-rate securities prior to their maturities. We do not intend to sell, and we believe that it is not more likely than not that we will be required to sell, our auction-rate securities before their anticipated recovery in market value or final settlement at the underlying par value.

Net cash provided by operating activities was $117.9 million during fiscal 2010, compared to net cash provided of $120.9 million during fiscal 2009. Operating cash flows during fiscal 2010 reflect our net income of $73.2 million, adjustments of $60.0 million for depreciation, amortization, stock compensation and deferred income taxes, and a net cash outflow of $15.3 million due to changes in our operating assets and liabilities.

Accounts receivable decreased to $45.0 million at January 1, 2011 from $56.1 million at January 2, 2010. The decrease in accounts receivable resulted primarily from a decrease in shipments during the last quarter of fiscal 2010 compared to the last quarter of the prior year. Our average days sales outstanding (DSO) was 36 days at January 1, 2011 and 40 days at January 2, 2010.

Inventory increased to $39.4 million at January 1, 2011 from $31.5 million at January 2, 2010. Our inventory level is primarily impacted by our need to make purchase commitments to support forecasted demand and variations between forecasted and actual demand. The increase in inventory over the prior year resulted primarily from actual demand falling short of our forecasted demand. Our average days of inventory (DOI) was 87 days at January 1, 2011 and 65 days at January 2, 2010.

Net cash used in investing activities was $55.2 million during fiscal 2010, compared to net cash used of $104.3 million during fiscal 2009. The decrease was principally due to a decrease of $79.7 million in net outflows for purchases of investments, offset by an increase in net payments of $23.7 million for the acquisition of businesses.

We anticipate capital expenditures of approximately $15 to $20 million for fiscal 2011. Additionally, as part of our growth strategy, we expect to evaluate opportunities to invest in or acquire other businesses, intellectual property or technologies that would complement or expand our current offerings, expand the breadth of our markets or enhance our technical capabilities. On January 25, 2011, we acquired Spectra Linear, a privately held company, for approximately $40 million in cash, subject to certain working capital adjustments, plus potential additional consideration of up to $10 million tied to the revenue of the acquired products exceeding $16 million during 2011.

Net cash used in financing activities was $119.9 million during fiscal 2010, compared to net cash provided of $6.9 million during fiscal 2009. The decrease in cash flows was principally due to an increase of $120.2 million for repurchases of our common stock. In July 2010, our Board of Directors authorized a program to repurchase up to $150 million of our common stock prior to the end of 2011.

Contractual Obligations

The following table summarizes our contractual obligations as of January 1, 2011 (in thousands):

	Payments due by period						
	Total	**2011**	**2012**	**2013**	**2014**	**2015**	**Thereafter**
Operating lease obligations(1)	$26,123	$ 7,676	$7,542	$3,423	$1,522	$1,475	$4,485
Purchase obligations(2)	38,506	38,475	31	—	—	—	—
Other long-term obligations(3)	2,464	—	2,100	100	—	—	264

(1) Operating lease obligations include amounts for leased facilities.

(2) Purchase obligations include contractual arrangements in the form of purchase orders with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule.

(3) We are unable to make a reasonably reliable estimate as to when or if cash settlement with taxing authorities will occur for our unrecognized tax benefits. Therefore, our liability of $10.8 million for unrecognized tax benefits is not included in the table above. See Note 15, *Income Taxes,* to the Consolidated Financial Statements for additional information.

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash and investment balances are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Off-Balance Sheet Arrangements

In March 2006, we entered into an operating lease agreement and a related participation agreement for a facility at 400 W. Cesar Chavez ("400 WCC") in Austin, Texas for our corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $1.4 million over the remaining term assuming LIBOR averages 0.30% during such term).

In March 2008, we entered into an operating lease agreement and a related participation agreement for a facility at 200 W. Cesar Chavez ("200 WCC") in Austin, Texas for the expansion of our corporate headquarters. The lease has a term of five years. The base rent for the term of the lease is an amount equal to the interest accruing on $50.1 million at 155 basis points over the three-month LIBOR (which would be approximately $2.1 million over the remaining term assuming LIBOR averages 0.30% during such term).

We have granted certain rights and remedies to the lessors in the event of certain defaults, including the right to terminate the leases, to bring suit to collect damages, and to compel us to purchase the facilities. The leases contain other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that we shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million. If our unencumbered cash and highly-rated short-term investments are less than $150 million, we must also maintain a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 2 to 1. As of January 1, 2011, we believe we were in compliance with all covenants of the leases.

During the terms of the leases, we have on-going options to purchase the buildings for purchase prices of approximately $44.3 million for 400 WCC and $50.1 million for 200 WCC. Alternatively, we can cause each such property to be sold to third parties provided we are not in default under that property's lease. We are contingently liable on a first dollar loss basis for up to $35.3 million to the extent that the 400 WCC sale proceeds are less than the $44.3 million purchase option and up to $40.0 million to the extent that the 200 WCC sale proceeds are less than the $50.1 million purchase option.

We determined that the fair value associated with the guaranteed residual values was $1.0 million for 400 WCC and $1.2 million for 200 WCC, as of the inception of the leases. These amounts were recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the Consolidated Balance Sheets and are being amortized over the term of the leases.

We are required to periodically evaluate the expected fair value of each facility at the end of the lease terms. If we determine that it is estimable and probable that the expected fair values will be less than $44.3 million for 400 WCC and $50.1 million for 200 WCC, we will ratably accrue the loss up to a maximum of approximately $35.3 million and $40.0 million, respectively, over the remaining lease terms as additional rent expense. As of January 1, 2011, we do not believe that a loss contingency accrual is required for either property. However, a prolonged economic downturn could increase the likelihood of such a loss accrual.

In connection with our headquarters leases, during fiscal 2008 we entered into interest rate swap agreements as a hedge against the variable rent under the leases. Under the terms of the swap agreements, we have effectively converted the variable rents to fixed rents through March 2011 for 400 WCC and March 2013 for 200 WCC. See Note 5, *Derivative Financial Instruments*, to the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and cost of revenues on sales to distributors; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Inventory valuation—We assess the recoverability of inventories through the application of a set of methods, assumptions and estimates. In determining net realizable value, we write down inventory that may be slow moving or have some form of obsolescence, including inventory that has aged more than 12 months. We also adjust the valuation of inventory when its standard cost exceeds the estimated market value. We assess the potential for any unusual customer returns based on known quality or business issues and write-off inventory losses for scrap or non-saleable material. Inventory not otherwise identified to be written down is compared to an assessment of our 12-month forecasted demand. The result of this methodology is compared against the product life cycle and competitive situations in the marketplace to determine the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower or market conditions are worse than originally projected, additional inventory write-downs may be required.

Stock-based compensation—We recognize the fair-value of stock-based compensation transactions in the Consolidated Statement of Income. The fair value of our stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based on implied volatility from traded options on our stock in the marketplace and historical volatility of our stock. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield. In addition, we are required to estimate the expected forfeiture rate of our stock grants and only recognize the expense for those shares expected to vest. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost. See Note 12, *Stock-Based Compensation*, to the Consolidated Financial Statements for additional information.

Investments in auction-rate securities—We determine the fair value of our investments in auction-rate securities using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities and a discount to reflect our inability to liquidate the securities. For available-for-sale auction-rate securities, if the calculated value is below the carrying amount of the securities, we then determine if the decline in value is other-than-temporary. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, changes in underlying credit ratings, forecasted recovery, our intent to sell or the likelihood that we would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When we conclude that an other-than-temporary impairment has occurred, we assess whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery. If either of these two conditions is met, we recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If we do not intend to sell a security or it is not more likely than not that we will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

Acquired intangible assets—When we acquire a business, a portion of the purchase price is typically allocated to identifiable intangible assets, such as acquired technology and customer relationships. Fair value of these assets is determined primarily using the income approach, which requires us to project future cash flows and apply an appropriate discount rate. We amortize intangible assets with finite lives over their expected useful lives. Our estimates are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Incorrect estimates could result in future impairment charges, and those charges could be material to our results of operations.

Impairment of goodwill and other long-lived assets—We review long-lived assets which are held and used, including fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its expected useful life and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors which are inherently difficult to forecast. If the asset is considered to be impaired, we record an impairment charge equal to the amount by which the carrying value of the asset exceeds its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. If the fair value is less than the net book value, the second step of the analysis compares the implied fair value of our goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, we recognize an impairment loss equal to that excess amount.

Income taxes—We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance against the deferred tax asset.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, it could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update (ASU) No. 2010-29, *Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations*. This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The ASU clarifies that when presenting comparative financial statements, an entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a material impact on our financial statements.

In January 2010, the FASB issued FASB ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This ASU requires new disclosures about significant transfers in and out of Levels 1 and 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. The ASU also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed. We adopted ASU 2010-06 at the beginning of fiscal 2010, except for the separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which is effective for us at the beginning of fiscal 2011. The adoption of this ASU did not have a material impact, and the deferred provisions of this ASU are not expected to have a material impact, on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Income

Our investment portfolio includes cash, cash equivalents, short-term investments and long-term investments. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Our interest income is sensitive to changes in the general level of U.S. interest rates. Our investment portfolio holdings as of January 1, 2011 and January 2, 2010 yielded less than 100 basis points. A decline in yield to zero basis points on our investment portfolio holdings as of January 1, 2011 and January 2, 2010 would decrease our annual interest income by approximately $2.2 million and $2.6 million, respectively. We believe that our investment policy is conservative, both in the duration of our investments and the credit quality of the investments we hold.

Headquarters Lease Rent

We are exposed to interest rate fluctuations in the normal course of our business, including through our corporate headquarters leases. The base rents for these leases are calculated using a variable interest rate based on the three-month LIBOR. We have entered into interest rate swap agreements with notional values of $44.3 million and $50.1 million and, effectively, fixed the rent payment amounts on these leases through March 2011 and March 2013, respectively. The fair value of the interest rate swap agreements at January 1, 2011 was a $3.8 million obligation.

Investments in Auction-rate Securities

Beginning in fiscal 2008, auctions for many of our auction-rate securities failed because sell orders exceeded buy orders. As of January 1, 2011, we held $19.7 million par value auction-rate securities, all of which have experienced failed auctions. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the securities, a buyer is found outside of the auction process or the underlying securities mature. We are unable to predict if these funds will become available before their maturity dates. Additionally, if we determine that an other-than-temporary decline in the fair value of any of our available-for-sale auction-rate securities has occurred, we may be required to adjust the carrying value of the investments through an impairment charge.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of January 1, 2011 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures. There was no change in our internal controls during the fiscal quarter ended January 1, 2011 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 1, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we concluded that, as of January 1, 2011, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young LLP, issued an attestation report on our internal control over financial reporting. This report appears on page F-1.

Item 9B. Other Information

None.

Part III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below is information regarding the executive officers and directors of Silicon Laboratories as of January 31, 2011.

Name	Age	Position
Navdeep S. Sooch	48	Chairman of the Board
Necip Sayiner	45	Chief Executive Officer, President and Director
William G. Bock	60	Chief Financial Officer and Senior Vice President
Jonathan D. Ivester	55	Senior Vice President of Worldwide Operations
Kurt W. Hoff	53	Vice President of Worldwide Sales
Paul V. Walsh, Jr.	46	Chief Accounting Officer and Vice President of Finance
David R. Welland	55	Vice President and Director
Harvey B. Cash	72	Director
R. Ted Enloe III	72	Director
Kristen M. Onken	61	Director
Laurence G. Walker	62	Director
William P. Wood	55	Director

Navdeep S. Sooch co-founded Silicon Laboratories in August 1996 and has served as Chairman of the Board since our inception. Mr. Sooch served as our Chief Executive Officer from our inception through the end of fiscal 2003 and served as interim Chief Executive Officer from April 2005 to September 2005. From March 1985 until founding Silicon Laboratories, Mr. Sooch held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Vice President of Engineering, as well as Product Planning Manager of Strategic Marketing and Design Engineer. From May 1982 to March 1985, Mr. Sooch was a Design Engineer with AT&T Bell Labs. Mr. Sooch holds a B.S. in Electrical Engineering from the University of Michigan, Dearborn and an M.S. in Electrical Engineering from Stanford University. Mr. Sooch's prior experience as our Chief Executive Officer as well as a semiconductor designer provides him with extensive insight into our operations and qualifies him to serve as Chairman of our Board of Directors.

Necip Sayiner has served as director, President and Chief Executive Officer of Silicon Laboratories since September 2005. Prior to joining Silicon Laboratories, Mr. Sayiner held various leadership positions at Agere Systems Inc. From August 2004 to September 2005, Mr. Sayiner served as Vice

President and General Manager of Agere's Enterprise and Networking Division and from March 2002 to August 2004 he served as Vice President and General Manager of Agere's Networking IC Division. Mr. Sayiner holds a B.S. in electrical engineering and physics from Bosphorus University in Turkey, an M.S. in Electrical Engineering from Southern Illinois University, and a Ph.D. in Electrical Engineering from the University of Pennsylvania. Mr. Sayiner's experience and understanding of our business gained through his role as our President and Chief Executive Officer qualifies him to serve as a member of our Board of Directors.

William G. Bock has served as Senior Vice President of Finance and Administration and Chief Financial Officer since November 2006. Mr. Bock joined Silicon Laboratories as a director in March 2000, and served as Chairman of the audit committee until November 2006 when he stepped down from the Board of Directors to assume his current role. From April 2001 to November 2006, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures. From February 1997 to March 2001, Mr. Bock led DAZEL Corporation, a provider of electronic information delivery systems, initially as its President and Chief Executive Officer and subsequent to its acquisition by Hewlett-Packard in June 1999 as an HP Vice President and General Manager. Prior to 1997, Mr. Bock served as Chief Operating Officer of Tivoli Systems, a client server software company acquired by IBM in March 1996, in senior sales and financial management positions with Convex Computer Corporation and began his career with Texas Instruments. Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University.

Jonathan D. Ivester joined Silicon Laboratories in September 1997 as Vice President. He served as Vice President of Worldwide Operations since May 2005. Mr. Ivester was promoted to Senior Vice President of Worldwide Operations in June 2008. From May 1984 to September 1997, Mr. Ivester was with Applied Materials, a supplier of equipment and services to the semiconductor industry, and served as Director of Manufacturing and Director of U.S. Procurement in addition to various engineering and manufacturing management positions. Mr. Ivester was a scientist at Bechtel Corporation, an engineering and construction company, from 1980 to 1982 and at Abcor, Inc., an ultrafiltration company and subsidiary of Koch Industries, from 1978 to 1980. Mr. Ivester holds a B.S. in Chemistry from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Kurt W. Hoff has served as Vice President of Worldwide Sales for Silicon Laboratories since July 2007. From 2005 until July 2007, he managed the company's European sales and operations. Prior to joining Silicon Laboratories in 2005, Mr. Hoff served as president, chief executive officer and director of Cognio. Mr. Hoff also managed the operations and sales of C-Port Corporation, a network processor company acquired by Motorola in May 2000. Additionally, Mr. Hoff spent 10 years in various sales positions at AMD. Mr. Hoff holds a B.S. in Physics from the University of Illinois and an M.B.A. from the University of Chicago.

Paul V. Walsh joined Silicon Laboratories in January 2004 as Director of Finance, Worldwide Operations, and was appointed Corporate Controller in March 2005. In November 2006, Mr. Walsh was promoted to Vice President and Chief Accounting Officer. From January 2009 through September 2010, Mr. Walsh served on the Board of Directors of Rio Holdings, Inc. (previously Grande Communications, Inc.), a provider of cable, internet and phone services, where he also served as the Chairman of the Audit Committee and as a member of the Finance Committee. Prior to joining Silicon Laboratories, Mr. Walsh was Site Controller from February 2003 to January 2004 with PerkinElmer, a supplier to the health sciences and photonics markets. From 1992 to 2003, Mr. Walsh held various operational, finance and management roles at Analog Devices and Teradyne, in the Boston area. Mr. Walsh received his B.S. in Mechanical Engineering from the University of Maine, and an M.B.A from Boston University.

David R. Welland co-founded Silicon Laboratories in August 1996, has served as a Vice President and director since our inception and was appointed Fellow in March 2004. From November 1991 until founding Silicon Laboratories, Mr. Welland held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Senior Design Engineer. Mr. Welland holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Welland's years of experience as a semiconductor designer provides him with extensive insight into our operations and qualifies him to serve as a member of our Board of Directors.

Harvey B. Cash has served as a director of Silicon Laboratories since June 1997. Mr. Cash has served as general partner of InterWest Partners, a venture capital firm, since 1986. Mr. Cash currently serves on the Board of Directors of the following public companies: Ciena Corporation, a designer and manufacturer of dense wavelength division multiplexing systems for fiber optic networks; Argo Group International Holdings, Ltd., a specialty insurance company; and First Acceptance Corp, a provider of low-cost auto insurance. Mr. Cash holds a B.S. in Electrical Engineering from Texas A&M University and an M.B.A. from Western Michigan University. Mr. Cash's independence and experience as a director of various public companies, as well as his prior operational experience as an executive, qualifies him to serve as a member of our Board of Directors.

R. Ted Enloe III has served as a director of Silicon Laboratories since April 2003. Mr. Enloe is currently the Managing General Partner of Balquita Partners, Ltd., a family investment firm. Previously, Mr. Enloe served as President and Chief Executive Officer of Optisoft, Inc., a provider of intelligent traffic signal platforms. Mr. Enloe formerly served as Vice Chairman and member of the office of chief executive of Compaq Computer Corporation. He also served as President of Lomas Financial Corporation and Liberté Investors for more than 15 years. Mr. Enloe co-founded a number of other publicly held firms, including Capstead Mortgage Corp., Tyler Cabot Mortgage Securities Corp., and Seaman's Corp. Mr. Enloe currently serves on the Board of Directors of Leggett & Platt, Inc. and Live Nation, Inc. Mr. Enloe holds a B.S. in Engineering from Louisiana Polytechnic University and a J.D. from Southern Methodist University. Mr. Enloe's combination of independence, qualification as an audit committee financial expert and his experience, including past experience as an executive officer and current and past experience as a director of various public companies, qualifies him to serve as a member of our Board of Directors.

Kristen M. Onken has served as a director of Silicon Laboratories since September 2007. Ms. Onken retired from Logitech in May 2006, a maker of electronics peripherals, where she served as Senior Vice President, Finance, and Chief Financial Officer from February 1999 to May 2006. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation, the U.S. subsidiary of the Japanese electronics manufacturer. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems initially as Controller of the Southwest Area, and later as Director of Finance, Sun Professional Services. Ms. Onken holds a B.S. from Southern Illinois University, and an M.B.A. in Finance from the University of Chicago. Ms. Onken's independence and prior experience as the Chief Financial Officer of Logitech and her finance roles with other technology companies qualifies her to serve as a member of our Board of Directors.

Laurence G. Walker has served as a director of Silicon Laboratories since June 2003. Previously, Mr. Walker co-founded and served as Chief Executive Officer of C-Port Corporation, a pioneer in the network processor industry, which was acquired by Motorola in 2000. Following the acquisition, Mr. Walker served as Vice President of Strategy for Motorola's Network and Computing Systems Group and then as Vice President and General Manager of the Network and Computing Systems Group until 2002. From August 1996 to May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Mr. Walker served as Vice President and General Manager, Network Products Business Unit, of Digital Equipment Corporation, a computer hardware company, from January 1994 to July 1996. From 1998 to 2007, he served on the Board of Directors of McData Corporation, a provider of storage networking solutions. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. Mr. Walker holds a B.S. in Electrical Engineering from Princeton University and an M.S. and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Walker's combination of independence and his experience, including past experience as an executive officer, qualifies him to serve as a member of our Board of Directors.

William P. Wood has served as a director of Silicon Laboratories since March 1997 and as Lead Director since December 2005. Since 1996, Mr. Wood has also served as general partner of various funds associated with Silverton Partners, a venture capital firm. From 1984 to 2003, Mr. Wood was a general partner, and for certain funds created since 1996, a special limited partner, of various funds associated with Austin Ventures, a venture capital firm. Mr. Wood holds a B.A. in History from Brown University and an M.B.A. from Harvard University. Mr. Wood's combination of independence and his experience, including past experience as an investor in numerous semiconductor and technology companies, qualifies him to serve as a member of our Board of Directors.

The remaining information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Proposal One: Election of Directors", "Executive Compensation", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics."

Item 11. Executive Compensation

The information under the caption "Executive Compensation" and "Proposal One: Election of Directors" appearing in the Proxy Statement, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Securities" and "Equity Compensation Plan Information" appearing in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the caption "Certain Relationships and Related Transactions, and Director Independence" appearing in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the caption "Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm" appearing in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

Index

2. Schedules

All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the Consolidated Financial Statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b) Exhibits

Exhibit Number	
2.1*	Agreement and Plan of Merger, dated January 22, 2011, by and among Silicon Laboratories Inc., Sophia Merger Sub, Inc., Spectra Linear, Inc. and Shareholder Representative Services LLC (filed as Exhibit 2.1 to the Form 8-K filed January 26, 2011).
3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-94853) (the "IPO Registration Statement")).
3.2*	Second Amended and Restated Bylaws of Silicon Laboratories Inc (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).
4.1*	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to the IPO Registration Statement).
10.1*	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).
10.2*+	Silicon Laboratories Inc. 2000 Stock Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Securities and Exchange Commission File No. 333-60794) filed on May 11, 2001).
10.3*+	Form of Stock Option Agreement and Notice of Grant of Stock Option under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.4*+	Form of Addendum to Stock Option Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.5*+	Form of Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.6*+	Form of Addendum to Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.7*+	Employment Agreement dated August 30, 2005 between Silicon Laboratories Inc. and Dr. Necip Sayiner (filed as Exhibit 10.1 to the Form 8-K filed September 12, 2005).
10.8*+	Employment Agreement dated November 3, 2006 between Silicon Laboratories Inc. and William Bock (filed as Exhibit 10.1 to the Form 8-K filed November 8, 2006).
10.9*	Lease, Deed of Trust and Security Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc. and Gary S. Farmer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).
10.10*	Participation Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc., Wells Fargo Bank Northwest, National Association and various other financial institutions named therein (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).

Exhibit Number	
10.11*	Sale and Purchase Agreement dated February 8, 2007 by and between NXP B.V., NXP Semiconductors France SAS, Silicon Laboratories Inc. and Silicon Laboratories International Pte. Ltd. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 9, 2007).
10.12*	Intellectual Property License Agreement dated as of March 23, 2007, by and among Silicon Laboratories Inc., Silicon Laboratories International Pte. Ltd., NXP B.V. and NXP Semiconductors France SAS (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 29, 2007).
10.13*+	Amendment to Stock Options Agreement between Silicon Laboratories Inc. and William G. Bock dated July 19, 2007 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 20, 2007).
10.14*	Lease, Deed of Trust and Security Agreement dated March 14, 2008 among Silicon Laboratories Inc., BA Leasing BSC, LLC and Gary S. Farmer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 19, 2008).
10.15*	Participation Agreement dated March 14, 2008 among Silicon Laboratories Inc., BA Leasing BSC, LLC, Wells Fargo Bank Northwest, National Association and various other financial institutions named therein (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 19, 2008).
10.16*+	Silicon Laboratories Inc. 2009 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.17*+	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.18*+	Form of Restricted Stock Units Grant Notice and Restricted Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
10.19*+	Form of Stock Option Grant Notice and Stock Option Award Agreement under Registrant's 2009 Stock Incentive Plan (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on April 27, 2009).
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

---

* Incorporated herein by reference to the indicated filing.

** The information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. The information contained therein shall not be incorporated by reference into any filing with the U.S. Securities and Exchange Commission made by Silicon Laboratories, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

\+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 10, 2011.

SILICON LABORATORIES INC.

By: /s/ NECIP SAYINER

Necip Sayiner
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Necip Sayiner and William G. Bock, and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ NAVDEEP S. SOOCH Navdeep S. Sooch	Chairman of the Board	February 10, 2011
/s/ NECIP SAYINER Necip Sayiner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2011
/s/ WILLIAM G. BOCK William G. Bock	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2011
/s/ PAUL V. WALSH, JR. Paul V. Walsh, Jr.	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 10, 2011

Name	Title	Date
/s/ DAVID R. WELLAND David R. Welland	Vice President and Director	February 10, 2011
/s/ HARVEY B. CASH Harvey B. Cash	Director	February 10, 2011
/s/ ROBERT TED ENLOE, III Robert Ted Enloe, III	Director	February 10, 2011
/s/ KRISTEN M. ONKEN Kristen M. Onken	Director	February 10, 2011
/s/ LAURENCE G. WALKER Laurence G. Walker	Director	February 10, 2011
/s/ WILLIAM P. WOOD William P. Wood	Director	February 10, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited Silicon Laboratories Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silicon Laboratories Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Silicon Laboratories Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Silicon Laboratories Inc. as of January 1, 2011 and January 2, 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2011 and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 10, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of January 1, 2011 and January 2, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at January 1, 2011 and January 2, 2010, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Silicon Laboratories Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 10, 2011

Silicon Laboratories Inc.
Consolidated Balance Sheets
(in thousands, except per share data)

	January 1, 2011	January 2, 2010
Assets		
Current assets:		
Cash and cash equivalents	$138,567	$195,737
Short-term investments	227,295	214,486
Accounts receivable, net of allowance for doubtful accounts of $772 at January 1, 2011 and $567 at January 2, 2010	45,030	56,128
Inventories	39,450	31,512
Deferred income taxes	9,140	7,620
Prepaid expenses and other current assets	34,447	18,515
Total current assets	493,929	523,998
Long-term investments	17,500	24,676
Property and equipment, net	29,945	27,785
Goodwill	112,296	105,109
Other intangible assets, net	53,242	41,886
Other assets, net	20,746	19,384
Total assets	$727,658	$742,838
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 24,433	$ 28,759
Accrued expenses	25,604	25,399
Deferred income on shipments to distributors	26,127	28,470
Income taxes	3,692	6,011
Total current liabilities	79,856	88,639
Long-term obligations and other liabilities	22,372	24,403
Total liabilities	102,228	113,042
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$0.0001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.0001 par value; 250,000 shares authorized; 43,933 and 45,772 shares issued and outstanding at January 1, 2011 and January 2, 2010, respectively	4	5
Additional paid-in capital	49,947	128,262
Retained earnings	579,127	505,885
Accumulated other comprehensive loss	(3,648)	(4,356)
Total stockholders' equity	625,430	629,796
Total liabilities and stockholders' equity	$727,658	$742,838

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Revenues	$493,341	$441,020	$415,630
Cost of revenues	169,097	161,267	159,845
Gross margin	324,244	279,753	255,785
Operating expenses:			
Research and development	123,821	104,394	101,205
Selling, general and administrative	113,752	108,848	100,674
In-process research and development	—	—	10,250
Operating expenses	237,573	213,242	212,129
Operating income	86,671	66,511	43,656
Other income (expense):			
Interest income	2,318	2,725	10,449
Interest expense	(77)	(180)	(433)
Other income (expense), net	(1,253)	(90)	(556)
Income before income taxes	87,659	68,966	53,116
Provision (benefit) for income taxes	14,417	(4,126)	20,181
Net income	$ 73,242	$ 73,092	$ 32,935
Earnings per share:			
Basic	$ 1.63	$ 1.62	$ 0.68
Diluted	$ 1.57	$ 1.57	$ 0.67
Weighted-average common shares outstanding:			
Basic	44,845	45,023	48,109
Diluted	46,742	46,542	48,989

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Common Stock					
	Number of Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance as of December 29, 2007	52,810	$ 5	$ 303,682	$399,858	$ —	$ 703,545
Comprehensive income:						
Net income	—	—	—	32,935	—	32,935
Unrealized losses on available-for-sale securities, net of tax of $1,297	—	—	—	—	(2,406)	(2,406)
Unrealized losses on cash flow hedges, net of tax of $1,961	—	—	—	—	(3,642)	(3,642)
Total comprehensive income						26,887
Stock issuances under employee plans, net of shares withheld for taxes	972	—	4,266	—	—	4,266
Income tax benefit from employee stock-based awards	—	—	963	—	—	963
Repurchases of common stock	(9,371)	(1)	(280,286)	—	—	(280,287)
Stock-based compensation	—	—	40,565	—	—	40,565
Purchase acquisition	202	—	6,521	—	—	6,521
Balance as of January 3, 2009	44,613	4	75,711	432,793	(6,048)	502,460
Comprehensive income:						
Net income	—	—	—	73,092	—	73,092
Unrealized gains on available-for-sale securities, net of tax of $(522)	—	—	—	—	969	969
Unrealized gains on cash flow hedges, net of tax of $(389)	—	—	—	—	723	723
Total comprehensive income						74,784
Stock issuances under employee plans, net of shares withheld for taxes	1,669	1	25,186	—	—	25,187
Income tax benefit from employee stock-based awards	—	—	3,890	—	—	3,890
Repurchases of common stock	(633)	—	(20,181)	—	—	(20,181)
Stock-based compensation	123	—	43,656	—	—	43,656
Balance as of January 2, 2010	45,772	5	128,262	505,885	(4,356)	629,796
Comprehensive income:						
Net income	—	—	—	73,242	—	73,242
Unrealized gains on available-for-sale securities, net of tax of $(143)	—	—	—	—	266	266
Unrealized gains on cash flow hedges, net of tax of $(238)	—	—	—	—	442	442
Total comprehensive income						73,950
Stock issuances under employee plans, net of shares withheld for taxes	1,453	—	18,055	—	—	18,055
Income tax benefit from employee stock-based awards	—	—	3,277	—	—	3,277
Repurchases of common stock	(3,292)	(1)	(140,331)	—	—	(140,332)
Stock-based compensation	—	—	40,684	—	—	40,684
Balance as of January 1, 2011	43,933	$ 4	$ 49,947	$579,127	$(3,648)	$ 625,430

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Operating Activities			
Net income	$ 73,242	$ 73,092	$ 32,935
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation of property and equipment	11,797	11,887	10,766
Loss on disposal of property and equipment	21	33	685
Amortization of other intangible assets and other assets	7,494	7,842	7,858
Stock-based compensation expense	40,324	43,974	40,669
Purchased in-process research and development	—	—	10,250
Income tax benefit from employee stock-based awards	3,295	2,422	832
Excess income tax benefit from employee stock-based awards	(2,412)	(1,862)	(888)
Deferred income taxes	(552)	1,896	1,816
Changes in operating assets and liabilities:			
Accounts receivable	11,342	(19,657)	19,619
Inventories	(7,811)	(3,216)	3,729
Prepaid expenses and other assets	(5,321)	3,362	11,412
Accounts payable	(777)	8,036	(5,634)
Accrued expenses	(2,590)	(825)	(6,202)
Deferred income on shipments to distributors	(2,343)	6,871	(6,849)
Income taxes	(7,774)	(12,914)	(1,316)
Net cash provided by operating activities	117,935	120,941	119,682
Investing Activities			
Purchases of available-for-sale investments	(357,777)	(237,968)	(151,470)
Proceeds from sales and maturities of marketable securities	352,779	153,275	304,928
Purchases of property and equipment	(13,850)	(8,943)	(12,525)
Proceeds from the sale of assets	—	—	14,265
Purchases of other assets	(8,372)	(6,408)	(7,551)
Acquisitions of businesses, net of cash acquired	(28,021)	(4,300)	(78,477)
Net cash provided by (used in) investing activities	(55,241)	(104,344)	69,170
Financing Activities			
Proceeds from issuance of common stock, net of shares withheld for taxes	18,055	25,187	4,264
Excess income tax benefit from employee stock-based awards	2,412	1,862	888
Repurchases of common stock	(140,331)	(20,181)	(286,140)
Net cash provided by (used in) financing activities	(119,864)	6,868	(280,988)
Increase (decrease) in cash and cash equivalents	(57,170)	23,465	(92,136)
Cash and cash equivalents at beginning of period	195,737	172,272	264,408
Cash and cash equivalents at end of period	$ 138,567	$ 195,737	$ 172,272
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 90	$ 279	$ 440
Income taxes paid	$ 20,780	$ 4,500	$ 18,613

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements
January 1, 2011

1. Description of Business

Silicon Laboratories Inc. (the "Company"), a Delaware corporation, develops and markets mixed-signal analog intensive integrated circuits (ICs) for a broad range of applications for global markets. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party foundry semiconductor companies.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares financial statements on a 52-53 week year that ends on the Saturday closest to December 31. Fiscal 2010 and 2009 were 52-week years and ended on January 1, 2011 and January 2, 2010, respectively. Fiscal 2008 was a 53-week year with the extra week occurring in the first quarter and ended on January 3, 2009. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Transactions

The Company's foreign subsidiaries are considered to be extensions of the U.S. Company. The functional currency of these subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in other income (expense), net in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, stock-based compensation, investments in auction-rate securities, acquired intangible assets, goodwill, long-lived assets and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments are recorded using a hierarchal disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The three levels are described below:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

2. Significant Accounting Policies (Continued)

Level 3—Inputs are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's own data.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits, money market funds and investments in debt securities with original maturities of ninety days or less when purchased.

Investments

The Company's investments consist primarily of corporate bonds, variable-rate demand notes, municipal bonds, U.S. government agency bonds and discount notes, international government bonds, U.S. Treasury bills, certificate of deposits, commercial paper and auction-rate securities. These securities typically have original maturities greater than ninety days as of the date of purchase and are classified as either available-for-sale or trading securities. Investments in available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheet. Investments in trading securities are reported at fair value, with both realized and unrealized gains and losses recorded in other income (expense), net in the Consolidated Statement of Income. Investments in which the Company has the ability and intent, if necessary, to liquidate in order to support its current operations (including those with contractual maturities greater than one year from the date of purchase) are classified as short-term. The Company's long-term investments consist of auction-rate securities.

The Company reviews its available-for-sale investments as of the end of each reporting period for other-than-temporary declines in fair value based on the specific identification method. The Company considers various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, changes in underlying credit ratings, forecasted recovery, its intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When the Company concludes that an other-than-temporary impairment has occurred, the Company assesses whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery. If either of these two conditions is met, the Company recognizes a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

In addition, the Company has made equity investments in non-publicly traded companies that it accounts for under the cost method. The Company periodically reviews these investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair values when it determines that an other-than-temporary decline has occurred.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage exposures to the variability of interest rates used to calculate base rents for its corporate headquarters leases. The Company's

2. Significant Accounting Policies (Continued)

objective is to offset increases and decreases in expenses resulting from changes in interest rates with losses and gains on the derivative contracts, thereby reducing volatility of earnings. The Company does not use derivative contracts for speculative purposes. The effective portion of the gain or loss on interest rate swaps is recorded in accumulated other comprehensive loss as a separate component of stockholders' equity and is subsequently recognized in earnings when the hedged exposure affects earnings. Cash flows from derivatives are classified as cash flows from operating activities in the Consolidated Statement of Cash Flows.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. The Company writes down the carrying value of inventory to net realizable value for estimated obsolescence or unmarketable inventory based upon assumptions about the age of inventory, future demand and market conditions. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the contractual lease period or their useful life, whichever is shorter.

Long-Lived Assets

Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, ranging from two to twelve years. Fair values are determined primarily using the income approach, in which the Company projects future expected cash flows and applies an appropriate discount rate.

Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives, against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

The carrying value of goodwill is reviewed at least annually by the Company for possible impairment. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the results of the first step demonstrate that the net book value is greater than the fair value, the Company must proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company tests goodwill for impairment annually as of the first day of its fourth

2. Significant Accounting Policies (Continued)

fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

Revenue Recognition

Revenues are generated almost exclusively by sales of the Company's ICs. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, revenue from product sales to direct customers and contract manufacturers is recognized upon shipment.

A portion of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection related to the final selling price to the end customers. Accordingly, the Company defers revenue and cost of revenue on such sales until the distributors sell the product to the end customers. The net balance of deferred revenue less deferred cost of revenue associated with inventory shipped to a distributor but not yet sold to an end customer is recorded in the "deferred income on shipments to distributors" liability on the Consolidated Balance Sheet. Such net deferred income balance reflects the Company's estimate of the impact of rights of return and price protection.

Shipping and Handling

Shipping and handling costs are classified as a component of cost of revenues in the Consolidated Statements of Income.

Stock-Based Compensation

The Company has stock-based compensation plans, which are more fully described in Note 12, *Stock-Based Compensation*. The Company accounts for those plans using a fair-value method and recognizes the expense in its Consolidated Statement of Income.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel-related expenses, including stock compensation, new product mask, wafer, packaging and test costs, external consulting and services costs, equipment tooling, equipment depreciation, amortization of acquired intangible assets, as well as an allocated portion of our occupancy costs for such operations. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses, and are amortized over their estimated useful lives.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $1.4 million, $1.5 million and $1.7 million in fiscal 2010, 2009 and 2008, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting

2. Significant Accounting Policies (Continued)

and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheet. The Company then assesses the likelihood that the deferred tax assets will be recovered from future taxable income. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement. See further discussion in Note 15, *Income Taxes*.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update (ASU) No. 2010-29, *Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations*. This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The ASU clarifies that when presenting comparative financial statements, an entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

In January 2010, the FASB issued FASB ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This ASU requires new disclosures about significant transfers in and out of Levels 1 and 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. The ASU also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed. The Company adopted ASU 2010-06 at the beginning of fiscal 2010, except for the separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which is effective for the Company at the beginning of fiscal 2011. The adoption of this ASU did not have a material impact, and the deferred provisions of this ASU are not expected to have a material impact, on the Company's financial statements.

3. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Net income	$73,242	$73,092	$32,935
Shares used in computing basic earnings per share	44,845	45,023	48,109
Effect of dilutive securities:			
Stock options and other stock-based awards	1,897	1,519	880
Shares used in computing diluted earnings per share	46,742	46,542	48,989
Earnings per share:			
Basic	$ 1.63	$ 1.62	$ 0.68
Diluted	$ 1.57	$ 1.57	$ 0.67

Approximately 0.6 million, 2.1 million and 4.2 million weighted-average dilutive potential shares of common stock have been excluded from the diluted earnings per share calculation for fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively, as they were anti-dilutive.

4. Cash, Cash Equivalents and Investments

The Company's cash equivalents and short-term investments as of January 1, 2011 consisted primarily of corporate bonds, U.S. Treasury bills, money market funds, variable-rate demand notes, municipal bonds, U.S. government agency bonds and discount notes, international government bonds, certificates of deposit and commercial paper. The Company's long-term investments consist of auction-rate securities. Early in fiscal 2008, auctions for many of the Company's auction-rate securities failed because sell orders exceeded buy orders. As of January 1, 2011, the Company held $19.7 million par value auction-rate securities, all of which have experienced failed auctions. The underlying assets of the securities consisted of student loans and municipal bonds, of which $17.7 million were guaranteed by the U.S. government and the remaining $2.0 million were privately insured. As of January 1, 2011, $17.7 million of the auction-rate securities had credit ratings of AAA and $2.0 million had a credit rating of A. These securities had contractual maturity dates ranging from 2029 to 2046 and with current yields of 0.6% to 3.3% per year at January 1, 2011. The Company is receiving the underlying cash flows on all of its auction-rate securities. The principal amounts associated with failed auctions are not expected to be accessible until a successful auction occurs, the issuer redeems the securities, a buyer is found outside of the auction process or the underlying securities mature. The Company is unable to predict if these funds will become available before their maturity dates.

The Company does not expect to need access to the capital represented by any of its auction-rate securities prior to their maturities. The Company does not intend to sell, and believes it is not more likely than not that it will be required to sell, its auction-rate securities before their anticipated recovery in market value or final settlement at the underlying par value. The Company believes that the credit ratings and credit support of the security issuers indicate that they have the ability to settle

4. Cash, Cash Equivalents and Investments (Continued)

the securities at par value. As such, the Company has determined that no other-than-temporary impairment losses existed as of January 1, 2011.

The Company's cash, cash equivalents and investments consist of the following (in thousands):

	January 1, 2011			
	Cost	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value
Cash and Cash Equivalents:				
Cash on hand	$ 40,644			$ 40,644
Available-for-sale securities:				
U.S. Treasury bills	50,096	$ —	$ 1	50,097
Money market funds	45,167	—	—	45,167
Commercial paper	2,659	—	—	2,659
Total available-for-sale securities	97,922	—	1	97,923
Total cash and cash equivalents	$138,566	$ —	$ 1	$138,567
Short-term Investments:				
Available-for-sale securities:				
Corporate bonds	$ 88,183	$ (46)	$381	$ 88,518
Variable-rate demand notes	39,425	—	—	39,425
Municipal bonds	38,408	(18)	24	38,414
U.S. government agency	34,635	(5)	50	34,680
International government bonds	10,792	—	38	10,830
U.S. Treasury bills	6,998	—	1	6,999
Certificates of deposit	5,744	(2)	—	5,742
Commercial paper	2,687	—	—	2,687
Total short-term investments	$226,872	$ (71)	$494	$227,295
Long-term Investments:				
Available-for-sale securities:				
Auction rate securities	$ 19,725	$(2,225)	$ —	$ 17,500
Total long-term investments	$ 19,725	$(2,225)	$ —	$ 17,500

4. Cash, Cash Equivalents and Investments (Continued)

	January 2, 2010			
	Cost	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value
Cash and Cash Equivalents:				
Cash on hand	$ 21,622			$ 21,622
Available-for-sale securities:				
Money market funds	167,139	$ —	$ —	167,139
U.S. Treasury bills	5,000	—	—	5,000
U.S. government agency	2,000	(24)	—	1,976
Total available-for-sale securities	174,139	(24)	—	174,115
Total cash and cash equivalents	$195,761	$ (24)	$ —	$195,737
Short-term Investments:				
Available-for-sale securities:				
Corporate bonds	$ 74,431	$ (133)	$188	$ 74,486
U.S. government agency	41,790	(1)	32	41,821
Municipal bonds	37,401	(3)	132	37,530
U.S. Treasury bills	21,488	—	7	21,495
International government bonds	12,467	(10)	6	12,463
Commercial paper	2,699	—	—	2,699
Total available-for-sale securities	$190,276	$ (147)	$365	190,494
Trading securities:				
Auction rate securities and put option				23,992
Total short-term investments				$214,486
Long-term Investments:				
Available-for-sale securities:				
Auction rate securities	$ 27,325	$(2,649)	$ —	$ 24,676
Total long-term investments	$ 27,325	$(2,649)	$ —	$ 24,676

4. Cash, Cash Equivalents and Investments (Continued)

The available-for-sale investments that were in a continuous unrealized loss position, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

As of January 1, 2011	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal bonds	$22,272	$(18)	$ —	$ —	$22,272	$ (18)
Corporate bonds	17,538	(44)	1,298	(2)	18,836	(46)
Auction rate securities	—	—	17,500	(2,225)	17,500	(2,225)
U.S. government agency	17,007	(5)	—	—	17,007	(5)
Certificates of deposit	1,569	(2)	—	—	1,569	(2)
	$58,386	$(69)	$18,798	$(2,227)	$77,184	$(2,296)

As of January 2, 2010	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds	$39,513	$(133)	$ —	$ —	$39,513	$ (133)
Auction rate securities	—	—	24,676	(2,649)	24,676	(2,649)
International government bonds	5,213	(10)	—	—	5,213	(10)
U.S. government agency	4,978	(25)	—	—	4,978	(25)
Municipal bonds	1,643	(3)	—	—	1,643	(3)
	$51,347	$(171)	$24,676	$(2,649)	$76,023	$(2,820)

The gross unrealized losses as of January 1, 2011 and January 2, 2010 were due primarily to the illiquidity of the Company's auction-rate securities and, to a lesser extent, to changes in market interest rates.

The following summarizes the contractual underlying maturities of the Company's available-for-sale investments at January 1, 2011 (in thousands):

	Cost	Fair Value
Due in one year or less	$187,404	$187,573
Due after one year through three years	97,965	98,220
Due after ten years	59,150	56,925
	$344,519	$342,718

5. Derivative Financial Instruments

The Company is exposed to interest rate fluctuations in the normal course of its business, including through its corporate headquarters leases. The base rents for these leases are calculated using a variable interest rate based on the three-month LIBOR. The Company has entered into interest rate swap agreements with notional values of $44.3 million and $50.1 million and, effectively, fixed the rent payment amounts on these leases through March 2011 and March 2013, respectively. The interest rate swap agreements are designated and qualify as cash flow hedges.

The Company estimates the fair values of derivatives based on quoted prices and market observable data of similar instruments. If the lease agreements or the interest rate swap agreements are terminated prior to maturity, the fair value of the interest rate swaps recorded in accumulated other comprehensive loss may be recognized in the Consolidated Statement of Income based on an assessment of the agreements at the time of termination. The Company did not discontinue any cash flow hedges in any of the periods presented.

The Company measures the effectiveness of its cash flow hedges by comparing the change in fair value of the hedged item with the change in fair value of the interest rate swap. The Company recognizes ineffective portions of the hedge, as well as amounts not included in the assessment of effectiveness, in the Consolidated Statement of Income. As of January 1, 2011, no portions of the gains or losses from the hedging instruments were excluded from the assessment of effectiveness. There was no hedge ineffectiveness for any of the periods presented.

The Company's derivative financial instruments consisted of the following (in thousands):

	January 1, 2011	
	Balance Sheet Location	**Fair Value**
Interest rate swaps:	Accrued expenses	$ 344
	Long-term obligations and other liabilities	3,467
	Total	$3,811

The before-tax effect of derivative instruments in cash flow hedging relationships was as follows (in thousands):

	Loss Recognized in OCI on Derivatives (Effective Portion) during the Year Ended		Location of Loss Reclassified into Income	Loss Reclassified from Accumulated OCI into Income (Effective Portion) during the Year Ended	
	January 1, 2011	**January 2, 2010**		**January 1, 2011**	**January 2, 2010**
Interest rate swaps	$(2,640)	$(1,681)	Rent expense	$(3,321)	$(2,792)

The Company expects to reclassify $2.2 million of its interest rate swap losses included in accumulated other comprehensive loss as of January 1, 2011 into earnings in the next 12 months, which is offset by lower rent payments.

The Company's interest rate swap agreements contain provisions that require it to maintain unencumbered cash and highly-rated short-term investments of at least $150 million. If the Company's

5. Derivative Financial Instruments (Continued)

unencumbered cash and highly-rated short-term investments are less than $150 million, it would be required to post collateral with the counterparty in the amount of the fair value of the interest rate swap agreements in net liability positions. Both of the Company's interest rate swaps were in a net liability position at January 1, 2011. No collateral has been posted with the counterparties as of January 1, 2011.

6. Fair Value of Financial Instruments

The following summarizes the valuation of the Company's financial instruments (in thousands). The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value Measurements at January 1, 2011 Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash Equivalents:				
U.S. Treasury bills	$ 50,097	$ —	$ —	$ 50,097
Money market funds	45,167	—	—	45,167
Commercial paper	2,659	—	—	2,659
Total cash equivalents	$ 97,923	$ —	$ —	$ 97,923
Short-term Investments:				
Corporate bonds	$ 88,518	$ —	$ —	$ 88,518
Variable-rate demand notes	39,425	—	—	39,425
Municipal bonds	38,414	—	—	38,414
U.S. government agency	34,680	—	—	34,680
International government bonds	10,830	—	—	10,830
U.S. Treasury bills	6,999	—	—	6,999
Certificates of deposit	5,742	—	—	5,742
Commercial paper	2,687	—	—	2,687
Total short-term investments	$227,295	$ —	$ —	$227,295
Long-term Investments:				
Auction rate securities	$ —	$ —	$17,500	$ 17,500
Total long-term investments	$ —	$ —	$17,500	$ 17,500
Total	$325,218	$ —	$17,500	$342,718
Liabilities:				
Derivative instruments	$ —	$3,811	$ —	$ 3,811
Contingent consideration	—	—	1,780	1,780
Total	$ —	$3,811	$ 1,780	$ 5,591

6. Fair Value of Financial Instruments (Continued)

	Fair Value Measurements at January 2, 2010 Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash Equivalents:				
Money market funds	$167,139	$ —	$ —	$167,139
U.S. Treasury bills	5,000	—	—	5,000
U.S. government agency	1,976	—	—	1,976
Total cash equivalents	$174,115	$ —	$ —	$174,115
Short-term Investments:				
Corporate bonds	$ 74,486	$ —	$ —	$ 74,486
U.S. government agency	41,821	—	—	41,821
Municipal bonds	37,530	—	—	37,530
U.S. Treasury bills	21,495	—	—	21,495
International government bonds	12,463	—	—	12,463
Commercial paper	2,699	—	—	2,699
Auction rate securities and put option	—	—	23,992	23,992
Total short-term investments	$190,494	$ —	$23,992	$214,486
Long-term Investments:				
Auction rate securities	$ —	$ —	$24,676	$ 24,676
Total long-term investments	$ —	$ —	$24,676	$ 24,676
Total	$364,609	$ —	$48,668	$413,277
Liabilities:				
Derivative instruments	$ —	$4,491	$ —	$ 4,491
Total	$ —	$4,491	$ —	$ 4,491

The Company's cash equivalents and short-term investments (other than its auction-rate securities and put option) are valued using quoted prices and other relevant information generated by market transactions involving identical assets. The Company's auction-rate securities and put option are valued using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities, a discount to reflect the Company's inability to liquidate the securities and counterparty risk. The Company's derivative instruments are valued using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include quoted interest swap rates and market observable data of similar instruments. The Company's contingent consideration is valued using a probability weighted discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for possible outcomes if certain milestone goals are achieved, the probability of achieving each outcome and discount rates.

6. Fair Value of Financial Instruments (Continued)

The following summarizes the activity in Level 3 financial instruments for the years ended January 1, 2011 and January 2, 2010 (in thousands):

Assets	Auction Rate Securities	Put Option	Total
Balance at January 2, 2010	$ 45,575	$ 3,093	$ 48,668
Net purchases, sales, issuances and settlements (1)	(31,142)	(2,226)	(33,368)
Unrealized gains	179	—	179
Net recognized gains (losses)	2,888	(867)	2,021
Balance at January 1, 2011	$ 17,500	$ —	$ 17,500

	Auction Rate Securities	Put Option	Total
Balance at January 3, 2009	$46,859	$ 4,962	$51,821
Net purchases, sales, issuances and settlements	(4,574)	(301)	(4,875)
Unrealized gains (losses)	1,855	—	1,855
Net recognized gains (losses)	1,435	(1,568)	(133)
Balance at January 2, 2010	$45,575	$ 3,093	$48,668
Gain (loss) for period included in earnings attributable to the Level 3 financial instruments still held at January 2, 2010 related to:			
Trading securities	$ 1,435	$ —	$ 1,435
Fair value of the put option	—	(1,568)	(1,568)
	$ 1,435	$(1,568)	$ (133)

Liabilities	Contingent Consideration
Balance at January 2, 2010	$ —
Net purchases, sales, issuances and settlements (2)	1,840
Recognized gain	(60)
Balance at January 1, 2011	$1,780
Gain for period included in earnings attributable to contingent consideration still held at January 1, 2011:	$ 60

(1) The Company previously held $23.5 million par value auction-rate securities purchased through UBS AG. During fiscal 2010, the Company sold these securities to UBS at par value under an agreement which provided the Company with certain rights to sell to UBS the auction-rate securities that were purchased through them.

(2) In connection with the acquisition of ChipSensors, the Company recorded contingent consideration based upon the achievement of certain milestone goals. Changes to the fair value of contingent consideration due to changes in assumptions used in preparing the

6. Fair Value of Financial Instruments (Continued)

discounted cash flow model are recorded in selling, general and administrative expenses in the Consolidated Statement of Income. Changes resulting from foreign currency remeasurement adjustments to the contingent consideration liability are recorded in other income (expense), net.

The Company's other financial instruments, including cash, accounts receivable and accounts payable, are recorded at amounts that approximate their fair values due to their short maturities.

7. Balance Sheet Details

Balance sheet details consist of the following (in thousands):

Inventories

	January 1, 2011	January 2, 2010
Work in progress	$32,977	$24,642
Finished goods	6,473	6,870
	$39,450	$31,512

Property and Equipment

	January 1, 2011	January 2, 2010
Equipment	$ 40,520	$ 36,232
Computers and purchased software	29,501	39,296
Furniture and fixtures	3,051	3,174
Leasehold improvements	21,042	19,029
	94,114	97,731
Accumulated depreciation	(64,169)	(69,946)
	$ 29,945	$ 27,785

Accrued Expenses

	January 1, 2011	January 2, 2010
Accrued compensation and benefits	$15,115	$15,757
Other	10,489	9,642
	$25,604	$25,399

7. Balance Sheet Details (Continued)

Long-term Obligations and Other Liabilities

	January 1, 2011	January 2, 2010
Unrecognized tax benefits (including interest)	$10,187	$12,025
Other	12,185	12,378
	$22,372	$24,403

8. Risks and Uncertainties

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, investments, accounts receivable and derivatives. The Company places its cash equivalents and investments primarily in corporate bonds, U.S. Treasury bills, money market funds, variable-rate demand notes, municipal bonds, U.S. government agency bonds and discount notes, international government bonds, certificates of deposit, commercial paper and auction-rate securities. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. The Company's customers that accounted for greater than 10% of accounts receivable consist of the following:

	January 1, 2011	January 2, 2010
Avnet	18%	14%
Macnica	14%	**
Edom Technology	11%	33%

** Less than 10% of accounts receivable

The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon the expected collectibility of such receivables. Losses have not been significant for any of the periods presented.

Suppliers

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. (TSMC) or its affiliates. The inability of TSMC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Customers

The Company sells directly to end customers, distributors and contract manufacturers. Although the Company actually sells the products to, and is paid by, distributors and contract manufacturers, the

8. Risks and Uncertainties (Continued)

Company refers to the end customer as its customer. None of the Company's contract manufacturers accounted for greater than 10% of revenue during fiscal 2010, 2009 or 2008. The Company's end customers and distributors that accounted for greater than 10% of revenue consists of the following:

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
End Customers			
Samsung	**	16%	**
Distributors			
Edom Technology	28%	27%	31%
Avnet	14%	10%	**

** Less than 10% of revenue

9. Acquisitions

Silicon Clocks

In April 2010, the Company acquired Silicon Clocks, Inc., a privately held company that designed and developed microelectromechanical system (MEMS) technology to enable the manufacture of silicon resonators and sensors directly on standard CMOS wafers. The Company acquired Silicon Clocks for approximately $21.0 million in cash. Of such consideration, $2.0 million was deposited in escrow as security for breaches of representations and warranties and certain other expressly enumerated matters.

The Company recorded the purchase of Silicon Clocks using the acquisition method of accounting and accordingly, recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The results of Silicon Clocks' operations are included in the Company's consolidated results of operations beginning with the date of the acquisition. Revenues and earnings of Silicon Clocks and pro forma financial information have not been presented because the results of Silicon Clocks' operations were not material. Acquisition-related costs were not significant.

The Company believes that the acquisition will enable the Company to accelerate its entry into the low end timing market while further scaling the Company's engineering team. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. The goodwill was allocated to the Company's one operating segment and

9. Acquisitions (Continued)

is not expected to be deductible for tax purposes. The purchase price was allocated as follows (in thousands):

	Amount	Weighted-Average Amortization Period (Years)
Intangible assets:		
In-process research and development	$ 9,470	9.8
Developed technology	230	3.0
Customer relationships	30	2.0
	9,730	
Cash and cash equivalents	514	
Other current assets	473	
Deferred tax assets—non-current	10,617	
Other non-current assets	322	
Goodwill	4,113	
Current liabilities	(1,338)	
Deferred tax liabilities—non-current	(3,406)	
Total purchase price	$21,025	

In-process research and development (IPR&D) represents acquired technology that had not achieved technological feasibility as of the acquisition closing date and had no alternative future use. These costs were recorded as indefinite-lived intangible assets. The assets are tested for impairment through their completion and then amortized to research and development expense over their useful lives. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 19.0%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process. The IPR&D recorded in connection with the acquisition consisted of the following (in thousands):

Project	Fair Value
Resonator	$5,200
Clocks	4,270
	$9,470

The Company is developing the IPR&D projects using MEMS technology. The remaining research and development efforts include additional design, integration and testing. As of the acquisition date, the Company projected the costs to complete the projects to be $8.1 million. Such costs have been consistent with the Company's assumptions at the time of the acquisition.

ChipSensors

In October 2010, the Company acquired ChipSensors Ltd, a privately held company for approximately $11.7 million, including contingent consideration with an estimated fair value of $1.8 million at the date of acquisition. ChipSensors created innovative single-chip CMOS sensors

9. Acquisitions (Continued)

designed to detect temperature, humidity and gases. The Company recorded the purchase of Silicon Clocks using the acquisition method of accounting and accordingly, recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The purchase price was allocated as follows: intangible assets—$9.1 million; goodwill—$3.1 million; and net tangible assets—$(0.5) million. Revenues and earnings of ChipSensors and pro forma financial information have not been presented because the results of ChipSensors' operations were not material. The purchase price allocation is preliminary and subject to revision as more detailed analysis is completed and additional information about the fair value of assets and liabilities becomes available. Adjustments in the fair value of the net assets acquired may affect the calculation of goodwill.

Integration Associates

In July 2008, the Company completed its acquisition of Integration Associates, a privately held company that designed and developed silicon solutions for wireless, wireline and power system management applications. The Company acquired Integration Associates for approximately $87.1 million, including $80.6 million in cash and approximately 202,000 shares of the Company's common stock valued at $6.5 million on the closing date. Of such consideration, $9.0 million in cash was deposited in escrow as security for breaches of representations and warranties and certain other expressly enumerated matters.

The acquisition was recorded using the purchase method of accounting and accordingly, the results of Integration Associates' operations are included in the Company's consolidated results of operations beginning with the date of the acquisition. Pro forma financial information has not been presented since the effect of the acquisition was not material. The Company believes that the acquisition enables the Company to address new product vectors, accelerates its entry into certain markets and further scales the Company's engineering team. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. The

9. Acquisitions (Continued)

goodwill was allocated to the Company's one operating segment and is not deductible for tax purposes. The purchase price was allocated as follows (in thousands):

	Amount	Weighted-Average Amortization Period (Years)
Intangible assets:		
Core and developed technology	$36,270	9.7
Customer relationships	1,080	10.0
In-process research and development	10,250	
	47,600	
Cash and cash equivalents	2,644	
Accounts receivable	4,879	
Inventories	5,925	
Other current assets	3,604	
Goodwill	32,013	
Other non-current assets	4,688	
Accounts payable	(2,833)	
Other current liabilities	(4,471)	
Deferred tax liabilities	(6,908)	
Total purchase price	$87,141	

In-process research and development (IPR&D) represents acquired technology that had not achieved technological feasibility as of the acquisition closing date and that had no alternative future use. These costs were expensed on the date of acquisition. The fair value of each project was determined using the income approach. The discount rate applicable to the cash flows was 20%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process. The IPR&D recorded in connection with the acquisition consisted of the following (in thousands):

Projects	Fair Value
Radio transmitters and transceivers	$ 7,740
Optoelectronic	2,020
Power	490
	$10,250

The radio transmitters and transceivers projects enable the delivery of data over proprietary, short range wireless links. The optoelectronic projects are used for infrared data communications and proximity sensing. The power projects enable AC-DC conversion in power supply systems.

10. Goodwill and Other Intangible Assets

Goodwill

The following summarizes the activity in goodwill for the years ended January 1, 2011 and January 2, 2010 (in thousands):

	Year Ended	
	January 1, 2011	January 2, 2010
Beginning balance	$105,109	$105,515
Additions due to business combinations	7,187	—
Adjustments	—	(406)
Ending balance	$112,296	$105,109

Other Intangible Assets

The gross carrying amount and accumulated amortization of other intangible assets are as follows (in thousands):

	Weighted-Average Amortization Period (Years)	January 1, 2011		January 2, 2010	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets:					
Subject to amortization:					
Core and developed technology	9.4	$64,270	$(22,383)	$54,920	$(16,024)
Customer relationships	6.6	3,410	(1,766)	3,380	(1,188)
Patents	7.0	2,898	(2,657)	4,638	(3,921)
Internal use software	—	—	—	600	(519)
	9.1	70,578	(26,806)	63,538	(21,652)
Not subject to amortization:					
In-process research and development	Not amortized	9,470	—	—	—
Total intangible assets		$80,048	$(26,806)	$63,538	$(21,652)

The increase in intangible assets in fiscal 2010 was from the acquisition of Silicon Clocks and ChipSensors. Amortization expense related to intangible assets for fiscal 2010, 2009 and 2008 was $7.5 million, $7.8 million and $5.7 million, respectively. Fully amortized assets are written off against

10. Goodwill and Other Intangible Assets (Continued)

accumulated amortization. The estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year	
2011	$7,892
2012	7,421
2013	5,980
2014	5,171
2015	4,779

11. Stockholders' Equity

Common Stock

The Company issued 1.5 million shares of common stock during fiscal 2010, net of 0.2 million shares withheld to satisfy employee tax obligations for the vesting of certain stock grants made under the Company's stock incentive plans.

Share Repurchase Programs

In July 2010, the Board of Directors adopted a share repurchase program to repurchase up to $150 million of the Company's common stock through 2011. The new program became effective immediately and terminated the remaining share repurchase authorization of the prior program. The most recent prior program, which was announced in October 2009, authorized the repurchase up to $150 million of the Company's common stock through 2010. The Company's repurchase program announced in October 2008 authorized the repurchase of up to $100 million of the Company's common stock over a 12-month period, and was completed in November 2009. These programs allow for repurchases to be made in the open market or in private transactions, including structured or accelerated transactions, subject to applicable legal requirements and market conditions. The Company repurchased 3.3 million shares, 0.6 million shares and 9.4 million shares of its common stock for $140.3 million, $20.2 million and $280.3 million during fiscal 2010, 2009 and 2008, respectively.

11. Stockholders' Equity (Continued)

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of taxes, were as follows (in thousands):

	Unrealized Losses on Cash Flow Hedges	Net Unrealized Losses on Available-For-Sale Securities	Total
Balance at January 2, 2010	$(2,919)	$(1,437)	$(4,356)
Change associated with current period transactions, net of tax	(1,716)	185	(1,531)
Amount reclassified into earnings, net of tax	2,158	81	2,239
Balance at January 1, 2011	$(2,477)	$(1,171)	$(3,648)

12. Stock-Based Compensation

In fiscal 2009, the stockholders of the Company approved the 2009 Stock Incentive Plan (the "2009 Plan") and the 2009 Employee Stock Purchase Plan (the "2009 Purchase Plan"). The 2009 Plan is currently effective, and no further grants will be issued under the Company's 2000 Stock Incentive Plan (the "2000 Plan") as of the effective date of the 2009 Plan. The 2009 Plan has a term of 10 years from the shareholders' approval date. The 2009 Purchase Plan became effective upon the termination of the previous Employee Stock Purchase Plan (the "Purchase Plan"), on April 30, 2010.

The amount of shares reserved for the Purchase Plan increased by 230 thousand shares on the first stock market trading day of 2010. There is no provision for an automatic share reserve increase in either the 2009 Plan or the 2009 Purchase Plan.

2009 Stock Incentive Plan

Under the 2009 Plan, the following may be granted: stock options, stock appreciation rights, performance shares, performance stock units, restricted stock units (RSUs), restricted stock awards (RSAs), performance-based awards and other awards (collectively, all such grants are referred to as "awards"). Awards of stock options and stock appreciation rights each deduct one share from the 2009 Plan shares available for issuance for each share granted, and full value awards (awards other than for which the participant is required to pay at least the fair market value of the underlying shares on the date of grant) deduct 1.55 shares from the 2009 Plan shares available for issuance for each share granted. Awards granted under the 2009 Plan generally contain vesting provisions ranging from three to four years. The exercise price of stock options granted under the 2009 Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant. To the extent awards granted under the 2009 Plan terminate, expire or lapse for any reason, or are settled in cash, shares subject to such awards will again be available for grant.

12. Stock-Based Compensation (Continued)

2000 Stock Incentive Plan

In fiscal 2000, the Company's Board of Directors and stockholders approved the 2000 Plan. The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly (as granted under direct issuance shares in RSAs and RSUs), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using payroll deductions and (iv) the automatic issuance of stock options to non-employee board members. The discretionary issuance of common stock, RSUs and stock options generally contain vesting provisions ranging from three to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant.

Stock Grants and Modifications

The Company granted to its employees 0.8 million and 0.2 million shares of full value awards from the 2009 Plan during fiscal 2010 and 2009, respectively. The Company granted to its employees zero, zero and 0.3 million stock options, and zero, 0.8 million and 1.0 million of full value awards from the 2000 Plan during fiscal 2010, 2009 and 2008, respectively. There were no significant modifications made to any stock grants during these periods.

2009 Employee Stock Purchase Plan

The rights to purchase common stock granted under the 2009 Purchase Plan are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Internal Revenue Code (the "423(b) Plan"), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the terms and conditions of Section 423(b) of the Internal Revenue Code (the "Non-423(b) Plan"). The Company will retain the discretion to grant purchase rights under either the 423(b) Plan or the Non-423(b) Plan. Eligible employees may purchase a limited number of shares of the Company's common stock at no less than 85% of the fair market value of a share of common stock at prescribed purchase intervals during an offering period. Each offering period will be comprised of a series of one or more successive and/or overlapping purchase intervals and has a maximum term of 24 months. During fiscal 2010, the Company issued 75 thousand shares under the 2009 Purchase Plan to its employees. The weighted-average fair value for purchase rights granted under the 2009 Purchase Plan for fiscal 2010 was $12.84 per share.

Employee Stock Purchase Plan

The Purchase Plan was adopted by the Company's Board of Directors in fiscal 2000. Eligible employees could purchase a limited number of shares of the Company's common stock at 85% of the market value during a series of offering periods. Each offering period is divided into semi-annual purchase intervals and has a maximum term of 24 months. During fiscal 2010, 2009 and 2008, the

12. Stock-Based Compensation (Continued)

Company issued 79 thousand, 148 thousand and 120 thousand shares, respectively, under the Purchase Plan to its employees. There were no purchase rights granted under the Purchase Plan for fiscal 2010.

Accounting for Stock-Based Compensation

Stock-based compensation costs are generally based on the fair values on the date of grant for stock options and on the date of enrollment for the employee stock purchase plans, estimated by using the Black-Scholes option-pricing model. The fair values of full value awards generally equal their intrinsic value on the date of grant.

The Black-Scholes valuation calculation requires the Company to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based upon a combination of both historical volatility and implied volatility derived from traded options on the Company's stock in the marketplace. Expected term is derived from an analysis of historical exercises and remaining contractual life of options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never paid cash dividends and does not currently intend to pay cash dividends, thus it has assumed a 0% dividend yield.

The Company must estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The fair values of stock options and RSUs are amortized as compensation expense on a straight-line basis over the vesting period of the grants. The fair values of RSAs are fully expensed in the period of grant, when shares are immediately issued with no vesting restrictions. Compensation expense recognized is shown in the operating activities section of the Consolidated Statements of Cash Flows.

12. Stock-Based Compensation (Continued)

The fair values estimated from the Black-Scholes option-pricing model were calculated using the following assumptions:

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
2009 Stock Incentive Plan:			
Expected volatility	—	n/a	n/a
Risk-free interest rate %	—	n/a	n/a
Expected term (in years)	—	n/a	n/a
Dividend yield	—	n/a	n/a
2000 Stock Incentive Plan:			
Expected volatility	n/a	—	44%
Risk-free interest rate %	n/a	—	2.6%
Expected term (in years)	n/a	—	5.0
Dividend yield	n/a	—	—
2009 Employee Stock Purchase Plan:			
Expected volatility	32%	n/a	n/a
Risk-free interest rate %	0.4%	n/a	n/a
Expected term (in months)	15	n/a	n/a
Dividend yield	—	n/a	n/a
Employee Stock Purchase Plan:			
Expected volatility	n/a	44%	41%
Risk-free interest rate %	n/a	0.3%	1.3%
Expected term (in months)	n/a	8	12
Dividend yield	n/a	—	—

n/a—Not applicable

There were no stock options granted during fiscal 2010 or 2009.

A summary of stock-based compensation activity with respect to fiscal 2010 follows:

Stock Options	Shares (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value ($000s)
Outstanding at January 2, 2010	4,046	$33.86		
Granted	—	$ —		
Exercised	(758)	$29.60		
Cancelled or expired	(288)	$51.32		
Outstanding at January 1, 2011	3,000	$33.26	4.0	$40,086
Vested at January 1, 2011 and expected to vest	2,998	$33.26	4.0	$40,060
Exercisable at January 1, 2011	2,778	$33.22	3.9	$37,381

12. Stock-Based Compensation (Continued)

RSAs and RSUs	Shares (000s)	Weighted-Average Purchase Price	Weighted-Average Remaining Vesting Term (In Years)	Aggregate Intrinsic Value ($000s)
Outstanding at January 2, 2010	2,232	$0.00		
Granted	823	$0.00		
Issued	(746)	$0.00		
Cancelled or expired	(103)	$0.00		
Outstanding at January 1, 2011	2,206	$0.00	1.1	$101,513
Outstanding at January 1, 2011 and expected to vest	2,076	$0.00	1.1	$ 95,517

The following summarizes the Company's weighted average fair value at the date of grant:

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Per grant of stock options	$ —	$ —	$12.92
Per grant of RSAs or RSUs	$44.88	$27.45	$31.77

The following summarizes the Company's stock-based payment and stock option values (in thousands):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Intrinsic value of stock options exercised	$14,087	$14,549	$ 5,454
Intrinsic value of RSAs and RSUs that vested	$32,109	$23,983	$19,469
Grant date fair value of RSAs and RSUs that vested	$25,398	$22,764	$22,420

The Company had approximately $44.8 million of total unrecognized compensation costs related to stock options and RSUs at January 1, 2011 that are expected to be recognized over a weighted-average period of 1.4 years. There were no significant stock compensation costs capitalized into assets in any of the periods presented.

The Company received cash of $18.1 million for the issuance of common stock, net of shares withheld for taxes during fiscal 2010. The Company issues shares from the shares reserved under its stock plans upon the exercise of stock options, issuance of RSAs, and vesting of RSUs. The Company does not currently expect to repurchase shares from any source to satisfy such obligation.

12. Stock-Based Compensation (Continued)

The following table presents details of stock-based compensation costs recognized in the Consolidated Statements of Income (in thousands):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Cost of revenues	$ 1,435	$ 1,457	$ 1,437
Research and development	17,017	13,866	14,906
Selling, general and administrative	21,872	28,651	24,326
	40,324	43,974	40,669
Income tax benefit	5,462	6,221	5,647
	$34,862	$37,753	$35,022

As of January 1, 2011, the Company had reserved shares of common stock for future issuance as follows (in thousands):

2000 Stock Incentive Plan	4,386
2009 Stock Incentive Plan	6,512
2009 Employee Stock Purchase Plan	1,175
Total shares reserved	12,073

13. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company contributed $2.6 million, $2.2 million and $2.2 million to the 401(k) Plan during fiscal 2010, 2009 and 2008, respectively.

14. Commitments and Contingencies

Operating Leases

The Company leases its facilities under operating lease agreements that expire at various dates through 2019. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $5.0 million, $5.1 million and $3.8 million for fiscal 2010, 2009 and 2008, respectively.

14. Commitments and Contingencies (Continued)

The minimum annual future rentals under the terms of these leases as of January 1, 2011 are as follows (in thousands):

Fiscal Year	
2011	$ 7,676
2012	7,542
2013	3,423
2014	1,522
2015	1,475
Thereafter	4,485
Total minimum lease payments	26,123
Minimum sublease rental income	(6,259)
Total net minimum lease payments	$19,864

Headquarters Leases

In March 2006, the Company entered into an operating lease agreement and a related participation agreement for a facility at 400 W. Cesar Chavez ("400 WCC") in Austin, Texas for its corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $1.4 million over the remaining term assuming LIBOR averages 0.30% during such term).

In March 2008, the Company entered into an operating lease agreement and a related participation agreement for a facility at 200 W. Cesar Chavez ("200 WCC") in Austin, Texas for the expansion of its corporate headquarters. The lease has a term of five years. The base rent for the term of the lease is an amount equal to the interest accruing on $50.1 million at 155 basis points over the three-month LIBOR (which would be approximately $2.1 million over the remaining term assuming LIBOR averages 0.30% during such term).

The Company has granted certain rights and remedies to the lessors in the event of certain defaults, including the right to terminate the leases, to bring suit to collect damages, and to compel the Company to purchase the facilities. The leases contain other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that the Company shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million. If the Company's unencumbered cash and highly-rated short-term investments are less than $150 million, it must also maintain a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 2 to 1. As of January 1, 2011, the Company believes it was in compliance with all covenants of the leases.

During the terms of the leases, the Company has on-going options to purchase the buildings for purchase prices of approximately $44.3 million for 400 WCC and $50.1 million for 200 WCC. Alternatively, the Company can cause each such property to be sold to third parties provided it is not in default under that property's lease. The Company is contingently liable on a first dollar loss basis for

14. Commitments and Contingencies (Continued)

up to $35.3 million to the extent that the 400 WCC sale proceeds are less than the $44.3 million purchase option and up to $40.0 million to the extent that the 200 WCC sale proceeds are less than the $50.1 million purchase option.

The Company determined that the fair value associated with the guaranteed residual values was $1.0 million for 400 WCC and $1.2 million for 200 WCC, as of the inception of the leases. These amounts were recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the Consolidated Balance Sheets and are being amortized over the term of the leases.

The Company is required to periodically evaluate the expected fair value of each facility at the end of the lease terms. If the Company determines that it is estimable and probable that the expected fair values will be less than $44.3 million for 400 WCC and $50.1 million for 200 WCC, it will ratably accrue the loss up to a maximum of approximately $35.3 million and $40.0 million, respectively, over the remaining lease terms as additional rent expense. As of January 1, 2011, the Company does not believe that a loss contingency accrual is required for either property. However, a prolonged economic downturn could increase the likelihood of such a loss accrual.

Interest Rate Swap Agreements

In connection with its headquarters leases, during fiscal 2008 the Company entered into interest rate swap agreements as a hedge against the variable rent under the leases. Under the terms of the swap agreements, the Company has effectively converted the variable rents to fixed rents through March 2011 for 400 WCC and March 2013 for 200 WCC. See Note 5, *Derivative Financial Instruments*, for additional information.

Litigation

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against the Company, four officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The Complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice the four officers of the Company who had been named individually. On December 5, 2006, the Second Circuit vacated a decision by the District Court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the District Court to certify more narrow classes than those that were rejected.

14. Commitments and Contingencies (Continued)

The parties in the approximately 300 coordinated cases, including the parties in the case against the Company, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the Court granted final approval of the settlement. Judgment was entered on January 10, 2010. Six notices of appeal and one petition seeking permission to appeal were filed before the United States Court of Appeals for the Second Circuit. Two appeals are proceeding on behalf of objectors to the settlement. Plaintiffs have moved to dismiss both appeals. The motions are fully briefed. The remaining objectors withdrew their appeals with prejudice.

As the litigation process is inherently uncertain, the Company is unable to predict the outcome of the above described matter if the settlement does not survive appeal. While the Company does maintain liability insurance, it could incur losses that are not covered by its liability insurance or that exceed the limits of its liability insurance. Such losses could have a material impact on the Company's business and its results of operations or financial position.

Other

The Company is involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on its consolidated financial position or results of operations.

Discontinued Operations Indemnification

In fiscal 2007, the Company sold its Aero transceiver, AeroFONE™ single-chip phone and power amplifier product lines (the "Aero product lines") to NXP B.V. and NXP Semiconductors France SAS (collectively "NXP"). In connection with the sale of the Aero product lines, the Company agreed to indemnify NXP with respect to liabilities for certain tax matters. There is no contractual limit on exposure with respect to such matters. As of January 1, 2011, the Company had no material liabilities recorded with respect to this indemnification obligation.

15. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Current:			
Domestic	$10,824	$(11,560)	$14,557
International	4,145	5,538	3,808
Total Current	14,969	(6,022)	18,365
Deferred:			
Domestic	(192)	2,234	2,261
International	(360)	(338)	(445)
Total Deferred	(552)	1,896	1,816
	$14,417	$ (4,126)	$20,181

The Company's provision (benefit) for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following:

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Federal statutory rate	35.0%	35.0%	35.0%
Foreign tax rate benefit	(15.6)	(16.7)	(14.4)
Research and development tax credits	(6.1)	(3.1)	(2.1)
In-process research and development	—	—	6.8
Release of prior year unrecognized tax benefits	(3.6)	(23.4)	(12.5)
Intercompany technology license	4.4	—	22.1
Excess officer compensation	2.0	1.8	1.5
Stock-based compensation	0.2	0.3	3.0
Tax-exempt interest income	(0.1)	(0.6)	(3.0)
Other	0.2	0.7	1.6
	16.4%	(6.0)%	38.0%

The effective tax rate for fiscal 2010 increased from fiscal 2009, primarily due to the resolution of uncertain tax positions as a result of entering into an Advance Pricing Agreement with the U.S. Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the effective tax rate for fiscal 2010 increased from the prior period due to the intercompany license of certain technology obtained in the acquisition of Silicon Clocks during the second quarter of fiscal 2010. The increase in the effective tax rate was partially offset by an increase in the federal research and development credit in fiscal 2010. The effective tax rate for fiscal 2009 decreased from fiscal 2008, primarily due to the resolution of uncertain tax positions as a result of entering into a unilateral Advance Pricing Agreement with the U.S. Internal Revenue Service during the fourth quarter of fiscal 2009. In addition, the

15. Income Taxes (Continued)

effective tax rate for fiscal 2009 decreased from fiscal 2008 due to the intercompany license of certain technology and the non-deductible write-off of in-process research and development costs during fiscal 2008, both of which were related to the acquisition of Integration Associates during fiscal 2008.

Income before income taxes included approximately $40.1 million, $39.5 million and $22.6 million related to foreign operations in fiscal 2010, 2009 and 2008, respectively.

At the end of fiscal 2010, undistributed earnings of the Company's foreign subsidiaries of approximately $261.9 million are considered permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes has been made. Determination of the amount of the unrecognized deferred tax liability on these unremitted earnings is not practicable.

Significant components of the Company's deferred taxes as of January 1, 2011 and January 2, 2010 are as follows (in thousands):

	January 1, 2011	January 2, 2010
Deferred tax assets:		
Net operating loss carryforwards	$10,927	$ 2,246
Research and development tax credit carryforwards	4,880	3,926
Stock compensation	10,204	9,853
Depreciable assets	31,489	33,407
Reserves and allowances	136	335
Unrealized losses on available-for-sale securities	631	774
Unrealized losses on cash flow hedges	1,334	1,572
Deferred income on shipments to distributors	3,299	1,778
Accrued liabilities and other	4,559	4,629
	67,459	58,520
Less: Valuation allowance	—	—
	67,459	58,520
Deferred tax liabilities:		
Acquired intangibles	15,536	13,882
Long term obligations for tax purposes	33,023	33,023
Prepaid expenses and other	1,234	857
	49,793	47,762
Net deferred tax assets	$17,666	$10,758

As of January 1, 2011, the Company had federal net operating loss and research and development credit carryforwards of approximately $25.0 million and $0.3 million, respectively, as a result of the Cygnal Integrated Products and Silicon Clocks acquisitions. These carryforwards expire in fiscal years 2019 through 2030. Recognition of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used. The Company had foreign net operating loss carryforwards of approximately $4.8 million as a result of the ChipSensors acquisition which do not expire.

15. Income Taxes (Continued)

The Company also had state loss and research and development credit carryforwards of approximately $44.6 million and $7.1 million, respectively. A portion of these loss and credit carryforwards was generated by the Company and a portion was acquired through the Integration Associates and Silicon Clocks acquisitions. Certain of these carryforwards expire in fiscal years 2023 through 2029 and others do not expire. Recognition of some of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the values used for income tax purposes. The Company recorded net deferred tax assets of approximately $7.2 million related to the acquisition of Silicon Clocks in April 2010 and net deferred tax liabilities of approximately $0.5 million related to the acquisition of ChipSensors in October 2010 due to differences between book and tax bases of acquired assets and assumed liabilities. Management believes that the Company's results of future operations will generate sufficient taxable income such that it is "more likely than not" that the deferred tax assets will be realized.

The Company's operations in Singapore are subject to reduced tax rates through 2019, as long as certain conditions are met. The income tax benefit reflected in earnings was approximately $6.1 million (representing $0.13 per diluted share) in fiscal 2010 and approximately $6.3 million (representing $0.13 per diluted share) in fiscal 2009.

The following table reflects changes in the unrecognized tax benefits (in thousands):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
Beginning balance	$12,160	$ 32,695	$27,301
Additions based on tax positions related to current year	1,742	—	8,127
Additions based on tax positions related to prior years	—	4,127	3,906
Reductions for tax positions related to prior years	(3,113)	(14,954)	—
Reductions for tax positions as a result of a lapse of the applicable statute of limitations	—	(1,197)	(6,639)
Reductions for settlements with taxing authorities	—	(8,511)	—
Ending balance	$10,789	$ 12,160	$32,695

At January 1, 2011, the Company had gross unrecognized tax benefits of $10.8 million, all of which would affect the effective tax rate if recognized. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company did not recognize any interest in the provision for income taxes in fiscal 2010. During fiscal 2009 and 2008, the Company recognized $0.8 million and $0.9 million of interest, respectively, net of tax, in the provision for income taxes. In addition, the Company had decreases of interest, net of tax, of $0.1 million in fiscal 2010, of $1.8 million in fiscal 2009 and of $1.2 million in fiscal 2008. The Company has not made an accrual for the payment of interest related to unrecognized tax positions at the end of fiscal 2010. The Company

15. Income Taxes (Continued)

had accrued $0.1 million for the payment of interest related to unrecognized tax positions at the end of fiscal 2009.

The tax years 2004 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject. During the third quarter of 2010, the examination of the Company's 2005 through 2008 federal income tax returns by the U.S. Internal Revenue Service was completed. The Company is not currently under audit in any major taxing jurisdiction.

16. Segment Information

The Company has one operating segment, mixed-signal analog intensive ICs, consisting of numerous product areas. The Company's chief operating decision maker is considered to be its Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Revenue is attributed to a geographic area based on the end customer's shipped-to location. The following summarizes the Company's revenue by geographic area (in thousands):

	Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
United States	$ 69,753	$ 54,065	$ 51,829
China	137,703	105,509	94,779
Taiwan	76,991	68,320	79,351
South Korea	65,409	91,974	56,364
Rest of world	143,485	121,152	133,307
Total	$493,341	$441,020	$415,630

The following summarizes the Company's property and equipment, net by geographic area (in thousands):

	January 1, 2011	January 2, 2010
United States	$20,559	$22,528
Singapore	8,017	3,739
Rest of world	1,369	1,518
Total	$29,945	$27,785

17. Subsequent Event

On January 25, 2011, the Company acquired Spectra Linear, Inc., a privately held company, for approximately $40 million in cash, subject to certain working capital adjustments, plus potential additional consideration of up to $10 million tied to the revenue of the acquired products exceeding $16 million during 2011. Spectra Linear is a late-stage private company offering integrated timing solutions.

17. Subsequent Event (Continued)

One of the Company's directors, Harvey B. Cash, is a General Partner with InterWest Partners and InterWest Partners was one of the principal stockholders of Spectra Linear. Mr. Cash abstained from the decision-making process with respect to the acquisition.

The Company will record the purchase of Spectra Linear using the acquisition method of accounting and will recognize the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The results of Spectra Linear's operations will be included in the Company's consolidated results of operations beginning with the date of the acquisition. The Company is currently evaluating the fair values of the consideration transferred, assets acquired and liabilities assumed and will commence its purchase price allocation in the first quarter of fiscal 2011.

Supplementary Financial Information (Unaudited)

Quarterly financial information for fiscal 2010 and 2009 is as follows. All quarterly periods reported here had 13 weeks (in thousands, except per share amounts):

	Fiscal 2010			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$111,891	$120,154	$134,577	$126,719
Gross margin	71,091	78,670	90,893	83,590
Operating income	11,014	19,345	30,647	25,665
Net income	$ 12,883	$ 18,233	$ 21,047	$ 21,079
Earnings per share:				
Basic	$ 0.29	$ 0.41	$ 0.46	$ 0.46
Diluted	$ 0.28	$ 0.40	$ 0.44	$ 0.44

	Fiscal 2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$127,190	$125,913	$104,216	$83,701
Gross margin	83,260	81,035	64,781	50,678
Operating income	26,078	26,539	12,726	1,167
Net income	$ 40,251(1)	$ 22,439	$ 9,730	$ 671
Earnings per share:				
Basic	$ 0.88	$ 0.50	$ 0.22	$ 0.02
Diluted	$ 0.84	$ 0.47	$ 0.21	$ 0.01

(1) Includes a benefit related to the resolution of prior year uncertain tax benefits.

Supplementary Financial Information to the Annual Report

Appendix I. Reconciliation of GAAP to Non-GAAP Financial Measures

Appendix I: Supplemental Financial Information (Unaudited)

The non-GAAP financial measurements provided below do not replace the presentation of Silicon Laboratories' GAAP financial results. These measurements merely provide supplemental information to assist investors in analyzing Silicon Laboratories' financial position and results of operations; however, these measures are not in accordance with, or an alternative to, GAAP and may be different from non-GAAP measures used by other companies. We are providing this information because it may enable investors to perform meaningful comparisons of operating results, and more clearly highlight the results of core ongoing operations.

Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)

	Year Ended January 1, 2011				
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$493,341				
Gross margin	324,244	65.7%	$ 1,436	$325,680	66.0%
Operating income	86,671	17.6%	40,324	126,995	25.7%

	Year Ended January 2, 2010					
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Termination Costs and Impairments	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$441,020					
Gross margin	279,753	63.4%	$ 1,457	$ 10	$281,220	63.8%
Operating income	66,511	15.0%	43,974	821	111,306	25.2%

	Year Ended January 3, 2009							
Non-GAAP Income Statement Items	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Termination Costs and Impairments	Cost of Sales Fair Value Adjustment	IPR&D	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$415,630							
Gross margin	255,785	61.5%	$ 1,437	$ —	$2,158	$ —	$259,380	62.4%
Operating income	43,656	10.5%	40,669	1,860	2,158	10,250	98,593	23.7%

Unaudited Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)
(Continued)

Non-GAAP Diluted Earnings Per Share	Year Ended January 1, 2011			
	GAAP Measure	Stock Compensation Expense	Acquisition Tax Expense	Non-GAAP Measure
Net income	$73,242	$34,862	$1,137	$109,241
Diluted shares outstanding	46,742	—	—	46,742
Diluted earnings per share	$ 1.57			$ 2.34

Non-GAAP Diluted Earnings Per Share	Year Ended January 2, 2010			
	GAAP Measure	Stock Compensation Expense	Termination Costs and Impairments	Non-GAAP Measure
Net income	$73,092	$37,753	$732	$111,577
Diluted shares outstanding	46,542	—	—	46,542
Diluted earnings per share	$ 1.57			$ 2.40

Non-GAAP Diluted Earnings Per Share	Year Ended January 3, 2009						
	GAAP Measure	Stock Compensation Expense	Termination Costs and Impairments	Cost of Sales Fair Value Adjustment	IPR&D	Acquisition Tax Expense	Non-GAAP Measure
Net income	$32,935	$35,022	$1,208	$1,403	$10,250	$11,756	$92,574
Diluted shares outstanding	48,989	—	—	—	—	—	48,989
Diluted earnings per share	$ 0.67						$ 1.89

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2010 DIRECTORS

NAV S. SOOCH
Chairman, Silicon Labs

NECIP SAYINER, PHD
President and Chief Executive Officer, Silicon Labs

DAVID R. WELLAND
Vice President and Fellow, Silicon Labs

HARVEY B. CASH
InterWest Partners, General Partner

ROBERT TED ENLOE, III
Balquita Partners, Ltd., Managing General Partner

KRISTEN M. ONKEN

LAURENCE G. WALKER, PHD

BILL WOOD
Silverton Partners, General Partner

CURRENT EXECUTIVE OFFICERS

NECIP SAYINER, PHD
President and Chief Executive Officer

WILLIAM G. BOCK
Senior Vice President and Chief Financial Officer

JONATHAN IVESTER
Senior Vice President of Worldwide Operations

KURT HOFF
Vice President of Worldwide Sales

PAUL V. WALSH JR.
Vice President and Chief Accounting Officer

CORPORATE INFORMATION

STOCK LISTING
Common stock traded on NASDAQ®

SYMBOL
SLAB

OPTIONS
The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

LEGAL COUNSEL
DLA Piper US LLP
401 Congress Avenue, Suite 2500
Austin, Texas 78701

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
401 Congress Avenue, Suite 1800
Austin, Texas 78701

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449

STOCK DATA
As of January 31, 2011, there were 131 holders of record of the Company's Common Stock.

The following table shows the record high and low per share prices of the Company's Common Stock as reported by the NASDAQ for the periods indicated.

FISCAL YEAR 2010

	HIGH	LOW
First Quarter	$49.10	$41.98
Second Quarter	$53.17	$39.84
Third Quarter	$44.28	$34.10
Fourth Quarter	$47.47	$35.66

ANNUAL MEETING
The Silicon Labs Inc. annual meeting will be held on Thursday, April 21, 2011 at 9:30am Central Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas 78739.

INVESTOR RELATIONS
For more information about Silicon Labs, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Labs Inc.
400 West Cesar Chavez
Austin, Texas 78701
512-464-9254
investor.relations@silabs.com

Design by Frank+Victor Design, Austin, Texas.
www.frankandvictor.com



SILICON LABS INC. | 400 WEST CESAR CHAVEZ | AUSTIN, TEXAS 78701 | 512-416-8500 | SILABS.COM



SILICON LABORATORIES INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 21, 2011

TO THE STOCKHOLDERS OF SILICON LABORATORIES INC.:

You are cordially invited to attend the Annual Meeting of Stockholders of Silicon Laboratories Inc., a Delaware corporation, to be held on April 21, 2011, at 9:30 a.m. Central Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas 78739, for the following purposes, as more fully described in the Proxy Statement:

1. To elect three Class I directors to serve on the Board of Directors until our 2014 annual meeting of stockholders, or until a successor is duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;
3. To vote on an advisory (non-binding) resolution regarding executive compensation;
4. To vote on an advisory (non-binding) basis regarding the frequency of future advisory votes on executive compensation; and
5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

We have furnished proxy materials over the internet where you may read, print and download our annual report and Proxy Statement at the investor relations section of our website address, http://www.silabs.com. On or about March 11, 2011, we mailed to our stockholders a notice containing instructions on how to access our 2011 Proxy Statement and annual report and to vote. The notice also provides instructions on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the annual report and Proxy Statement on the internet.

Only stockholders of record at the close of business on February 22, 2011 are entitled to notice of and to vote at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at our executive offices.

Whether or not you plan to attend the meeting in person, your vote is important. Instructions regarding the various methods of voting are contained on the Proxy, including voting by toll-free telephone number or the internet. If you request and receive a paper copy of the Proxy by mail, you may still vote your shares by fully completing and returning the Proxy. You may revoke your Proxy at any time prior to the Annual Meeting. If you attend the Annual Meeting and vote by ballot, your Proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

Sincerely,

Necip Sayiner
Chief Executive Officer, President and Director

Austin, Texas
March 11, 2011

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND VOTE YOUR SHARES BY TELEPHONE, BY INTERNET OR BY COMPLETING, SIGNING, DATING AND RETURNING A PROXY CARD AS PROMPTLY AS POSSIBLE.

SILICON LABORATORIES INC.
400 West Cesar Chavez
Austin, Texas 78701

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 21, 2011

General

The enclosed Proxy is solicited on behalf of the Board of Directors of Silicon Laboratories Inc., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on April 21, 2011 at 9:30 a.m. Central Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas 78739, or at any adjournment thereof. These proxy solicitation materials were mailed on or about March 11, 2011 to all stockholders entitled to vote at the Annual Meeting.

Voting

The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying notice and are described in more detail in this Proxy Statement. On February 22, 2011, the record date for determination of stockholders entitled to notice of and to vote at the Annual Meeting, 44,488,880 shares of our common stock were outstanding and no shares of our preferred stock were outstanding. Each stockholder is entitled to one vote for each share of common stock held by such stockholder on February 22, 2011. The presence, in person or by proxy, of the holders of a majority of our shares entitled to vote is necessary to constitute a quorum at the Annual Meeting or at any adjournment thereof. Stockholders may not cumulate votes in the election of directors. The vote of a plurality of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors is necessary for the election of a director. The three nominees receiving the greatest number of votes at this meeting will be elected to our Board of Directors, even if less than a majority of such shares were voted for the nominees. The affirmative vote of a majority of our shares present in person or represented by proxy at the Annual Meeting and entitled to vote will be required to approve Proposal Two. The affirmative vote of a majority of our shares present in person or represented by proxy at the Annual Meeting and entitled to vote will be required to approve Proposal Three. For Proposal Four, the option of one year, two years or three years that receives the greatest number of votes at the Annual Meeting will be the frequency recommended by stockholders for the advisory vote on the compensation of our Named Executive Officers.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes (*i.e.*, a Proxy submitted by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter). Abstentions and broker non-votes will be counted as present for purposes of determining a quorum for the transaction of business, but will not be counted for purposes of determining whether each proposal has been approved.

Proxies

If the enclosed form of Proxy is properly signed and returned or you properly follow the instructions for telephone or internet voting, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. If the Proxy does not specify how the shares represented thereby are to be voted, (i) the Proxy will be voted FOR the election of the directors proposed by the Board of Directors unless the authority to vote for the election of such directors is withheld, (ii) if no contrary instructions are given, the Proxy will be voted FOR the approval of the selection of Ernst & Young LLP as our independent registered public accounting firm, (iii) if no contrary instructions are given, the Proxy will be voted FOR the approval of resolution regarding executive compensation, and (iv) if no contrary instructions are given, the Proxy will be voted for an advisory vote regarding executive compensation to be held every year. You may revoke or change your Proxy at any time before the Annual Meeting by filing either a notice of revocation or another signed Proxy with a later date with our Corporate Secretary at our principal executive offices at 400 West Cesar Chavez, Austin, Texas 78701. You may also revoke your Proxy by attending the Annual Meeting and voting in person.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement, the Proxy and any additional solicitation materials furnished to the stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, we may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. The original solicitation of Proxies by mail and the internet may be supplemented by a solicitation by telephone or other means by directors, officers, or employees. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit Proxies other than by mail and the internet.

Deadline for Receipt of Future Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, stockholder proposals to be presented at our 2012 annual meeting of stockholders and in our proxy statement and form of proxy relating to that meeting must be received by us at our principal executive offices at 400 West Cesar Chavez, Austin, Texas 78701, addressed to our Corporate Secretary, not later than November 11, 2011, the date which is at least 120 days prior to March 11, 2012, the anniversary of the date of this Proxy Statement. These proposals must comply with applicable Delaware law, the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the procedures set forth in our bylaws. Pursuant to our bylaws, stockholder proposals received after November 11, 2011 will be considered untimely. Unless we receive notice in the manner specified in the previous sentence, the proxy holders shall have discretionary authority to vote for or against any such proposal presented at our 2012 annual meeting of stockholders.

MATTERS TO BE CONSIDERED AT ANNUAL MEETING

PROPOSAL ONE: ELECTION OF DIRECTORS

General

The Board of Directors is divided into three classes, designated Class I, Class II and Class III, with staggered three-year terms. The term of office of the Class I Directors, Navdeep S. Sooch, Laurence G. Walker and William P. Wood, will expire at this Annual Meeting. Mr. Sooch, Mr. Walker and Mr. Wood have been nominated to continue as Class I Directors. The three directors elected as Class I Directors at the Annual Meeting will each serve for a term of three years expiring at the 2014 annual meeting of stockholders, or until such director's successor has been duly elected and qualified or until such director's earlier death, resignation or removal.

The nominees for election have agreed to serve if elected, and management has no reason to believe that the nominees will be unavailable to serve. In the event the nominees are unable or decline to serve as directors at the time of the Annual Meeting, the Proxies will be voted for any nominees who may be designated by our present Board of Directors to fill the vacancies. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them FOR the nominees named below.

Nominees for Class I Directors with a Term Expiring in 2014

Navdeep S. Sooch, 48 co-founded Silicon Laboratories in August 1996 and has served as Chairman of the Board since our inception. Mr. Sooch served as our Chief Executive Officer from our inception through the end of fiscal 2003 and served as interim Chief Executive Officer from April 2005 to September 2005. From March 1985 until founding Silicon Laboratories, Mr. Sooch held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Vice President of Engineering, as well as Product Planning Manager of Strategic Marketing and Design Engineer. From May 1982 to March 1985, Mr. Sooch was a Design Engineer with AT&T Bell Labs. Mr. Sooch holds a B.S. in Electrical Engineering from the University of Michigan, Dearborn and an M.S. in Electrical Engineering from Stanford University. Mr. Sooch's prior experience as our Chief Executive Officer as well as a semiconductor designer provides him with extensive insight into our industry and our operations and qualifies him to serve as Chairman of our Board of Directors.

Laurence G. Walker, 62 has served as a director of Silicon Laboratories since June 2003. Previously, Mr. Walker co-founded and served as Chief Executive Officer of C-Port Corporation, a pioneer in the network processor industry, which was acquired by Motorola in 2000. Following the acquisition, Mr. Walker served as Vice President of Strategy for Motorola's Network and Computing Systems Group and then as Vice President and General Manager of the Network and Computing Systems Group until 2002. From August 1996 to May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Mr. Walker served as Vice President and General Manager, Network Products Business Unit, of Digital Equipment Corporation, a computer hardware company, from January 1994 to July 1996. From 1998 to 2007, he served on the Board of Directors of McData Corporation, a provider of storage networking solutions. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. Mr. Walker holds a B.S. in Electrical Engineering from Princeton University and an M.S. and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Walker's combination of independence and his experience, including past experience as an executive officer, qualifies him to serve as a member of our Board of Directors.

William P. Wood, 55 — has served as a director of Silicon Laboratories since March 1997 and as Lead Director since December 2005. Since 1996, Mr. Wood has also served as general partner of various funds associated with Silverton Partners, a venture capital firm. From 1984 to 2003, Mr. Wood was a general partner, and for certain funds created since 1996, a special limited partner, of various funds associated with Austin Ventures, a venture capital firm. Mr. Wood holds a B.A. in History from Brown University and an M.B.A. from Harvard University. Mr. Wood's combination of independence and his experience, including past experience as an investor in numerous semiconductor and technology companies, qualifies him to serve as a member of our Board of Directors.

Other Directors

Set forth below is information concerning our other directors whose term of office continues after this Annual Meeting.

Continuing Class II Directors with a Term Expiring in 2012

Harvey B. Cash, 72 — has served as a director of Silicon Laboratories since June 1997. Mr. Cash has served as general partner of InterWest Partners, a venture capital firm, since 1986. Mr. Cash currently serves on the Board of Directors of the following public companies: Ciena Corporation, a designer and manufacturer of dense wavelength division multiplexing systems for fiber optic networks; Argo Group International Holdings, Ltd., a specialty insurance company; and First Acceptance Corp, a provider of low-cost auto insurance. Mr. Cash holds a B.S. in Electrical Engineering from Texas A&M University and an M.B.A. from Western Michigan University. Mr. Cash's independence and experience as a director of various public companies, as well as his prior operational experience as an executive, qualifies him to serve as a member of our Board of Directors.

Necip Sayiner, 45 — has served as director, President and Chief Executive Officer of Silicon Laboratories since September 2005. Prior to joining Silicon Laboratories, Mr. Sayiner held various leadership positions at Agere Systems Inc. From August 2004 to September 2005, Mr. Sayiner served as Vice President and General Manager of Agere's Enterprise and Networking Division and from March 2002 to August 2004 he served as Vice President and General Manager of Agere's Networking IC Division. Mr. Sayiner holds a B.S. in Electrical Engineering and Physics from Bosphorus University in Turkey, an M.S. in Electrical Engineering from Southern Illinois University, and a Ph.D. in Electrical Engineering from the University of Pennsylvania. Mr. Sayiner's experience and understanding of our business gained through his role as our President and Chief Executive Officer qualifies him to serve as a member of our Board of Directors.

David R. Welland, 55 — co-founded Silicon Laboratories in August 1996, has served as a Vice President and director since our inception and was appointed Fellow in March 2004. From November 1991 until founding Silicon Laboratories, Mr. Welland held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Senior Design Engineer. Mr. Welland holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Welland's years of experience as a semiconductor designer provides him with extensive insight into our operations and qualifies him to serve as a member of our Board of Directors.

Continuing Class III Directors with a Term Expiring in 2013

R. Ted Enloe III, 72 — has served as a director of Silicon Laboratories since April 2003. Mr. Enloe is currently the Managing General Partner of Balquita Partners, Ltd., a family investment firm. Previously, Mr. Enloe served as President and Chief Executive Officer of Optisoft, Inc., a provider of intelligent traffic signal platforms. Mr. Enloe formerly served as Vice Chairman and member of the office of chief executive of Compaq Computer Corporation. He also served as President of Lomas Financial Corporation and Liberté Investors for more than 15 years. Mr. Enloe co-founded a number of other publicly held firms, including Capstead Mortgage Corp., Tyler Cabot Mortgage Securities Corp., and Seaman's Corp. Mr. Enloe currently serves on the Board of Directors of Leggett & Platt, Inc. and Live Nation, Inc. Mr. Enloe holds a B.S. in Engineering from Louisiana Polytechnic University and a J.D. from Southern Methodist University. Mr. Enloe's combination of independence, qualification as an audit committee financial expert and his experience, including past experience as an executive officer and current and past experience as a director of various public companies, qualifies him to serve as a member of our Board of Directors.

Kristen M. Onken, 61 — has served as a director of Silicon Laboratories since September 2007. Ms. Onken retired from Logitech in May 2006, a maker of electronics peripherals, where she served as Senior Vice President, Finance, and Chief Financial Officer from February 1999 to May 2006. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation, the U.S. subsidiary of the Japanese electronics manufacturer. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems initially as Controller of the Southwest Area, and later as Director of Finance, Sun Professional Services. Ms. Onken holds a B.S. from Southern Illinois University, and an M.B.A. in Finance from the University of Chicago. Ms. Onken's independence and prior experience as the Chief Financial Officer of Logitech and her finance roles with other technology companies qualifies her to serve as a member of our Board of Directors.

Board Leadership/Independence

The Board of Directors separates the role of Chairman of the Board (held by Mr. Sooch) from the role of Chief Executive Officer (held by Mr. Sayiner). The Board of Directors has also designated Mr. Wood as the Lead Director. The Lead Director's duties include presiding over executive sessions of the Company's independent directors and serving as principal liaison between the non-employee directors, the Chief Executive Officer, and the Chairman of the Board on sensitive issues. The Board believes that the appointment of the Lead Director and the separation of the Chairman and CEO roles currently provides the most efficient and effective leadership model for the Company as it encourages free and open dialogue regarding competing views and provides for strong checks and balances. Specifically, the balance of powers among our Chief Executive Officer, Chairman of the Board, and Lead Director facilitates the active participation of our independent directors and enables our Board of Directors to provide more effective oversight of management. The Board of Directors has determined that Messrs. Cash, Enloe, Walker, Wood, Ms. Onken, and, as of September 2010, Mr. Sooch, are each independent as defined in the applicable Marketplace Rules of The NASDAQ Stock Market, Inc. Independent directors met in executive session with the Chief Executive Officer and other non-independent directors present on five separate occasions during fiscal 2010.

Committees and Meetings

During fiscal 2010, our Board of Directors held five meetings. Our Board of Directors has an Audit Committee, Compensation Committee, Equity Award Committee and a Nominating and Corporate

Governance Committee. During fiscal 2010, each incumbent director attended or participated in at least 75% of the aggregate of (i) the meetings of the Board of Directors and (ii) the meetings held by all committees of the Board of Directors on which such director served.

Audit Committee. The Audit Committee is responsible for matters relating to the selection of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of our independent registered public accounting firm, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of the Audit Committee are Messrs. Enloe, Walker, Wood and Ms. Onken. Mr. Enloe serves as Chairman of the Audit Committee. The Board of Directors has determined that Mr. Enloe is qualified as audit committee financial expert pursuant to Item 407 of Regulation S-K and financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Marketplace Rules of The NASDAQ Stock Market, Inc. The Board of Directors has also determined that each of the members of the Audit Committee is independent as defined in the applicable Marketplace Rules of The NASDAQ Stock Market, Inc. and Rule 10A-3 under the Securities Exchange Act of 1934. The Board of Directors has adopted a written charter for the Audit Committee, a current copy of which is located on our internet website under the "Investor Relations" page. Our internet website address is http://www.silabs.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. During fiscal 2010, the Audit Committee held five meetings.

Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and other employees. In addition, the Compensation Committee has authority to administer our stock incentive and stock purchase plans. The members of the Compensation Committee are Messrs. Cash, Sooch, Walker and Wood and the Board of Directors has determined that each of the members of the Compensation Committee is independent as defined in the applicable Marketplace Rules of The NASDAQ Stock Market, Inc. Mr. Walker serves as Chairman of the Compensation Committee. The Board of Directors has adopted a written charter for the Compensation Committee, a current copy of which is located on our internet website under the "Investor Relations" page. Our internet website address is http://www.silabs.com. The Compensation Committee held five meetings during fiscal 2010.

Equity Award Committee. The Equity Award Committee has the authority to approve grants of stock options and stock awards from our 2009 Stock Incentive Plans to non-executive officers and employees. Mr. Sayiner serves as the Chairman of the Equity Award Committee and Mr. Sooch serves as a member of the Equity Award Committee. The Board of Directors generally reviewed the grants made by such committee in fiscal 2010. The committee acted by written consent twelve times at regular intervals during fiscal 2010.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee focuses on issues related to the composition, practices and operations of the Board of Directors. In addition, the Nominating and Corporate Governance Committee has the authority to consider candidates for the Board of Directors recommended by stockholders and to determine the procedures with respect to such stockholder recommendations. The members of the Nominating and Corporate Governance Committee are Messrs. Cash, Enloe, Sooch and Walker and the Board of Directors has determined that each member is independent as defined in the applicable Marketplace Rules of The NASDAQ Stock Market, Inc. Mr. Enloe serves as Chairman of the Nominating and Corporate Governance Committee. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a current copy of which is available on our internet website under the "Investor Relations" page. The Nominating and Corporate Governance Committee recommended, and the Board of Directors approved, the Corporate Governance Policy, which is also located on our internet website under the "Investor Relations" page. Our internet website address is http://www.silabs.com. The Nominating and Corporate Governance Committee held three meetings during fiscal 2010.

Director Nomination

In evaluating potential director candidates, the Nominating and Corporate Governance Committee considers the appropriate balance of experience, skills and characteristics required of the Board of Directors and seeks to ensure that at least a majority of the directors are independent under the applicable Marketplace Rules of The NASDAQ Stock Market, Inc. The Nominating and Corporate Governance Committee selects director nominees based on their personal and professional integrity, depth and breadth of experience, ability to make independent analytical inquiries, understanding of our business, willingness to devote adequate attention and time to duties of the Board of Directors and such other criteria as is deemed relevant by the Nominating and Corporate Governance Committee. The Company's Corporate Governance Policy (approved by the Board of Directors) provides that the backgrounds and qualifications of the directors, considered as a group, should provide a diverse mix of experience, knowledge and skills. The Company does not have any other formal policy with respect to the diversity of our directors. The Nominating and Corporate Governance Committee considers the effectiveness of this policy and the effectiveness of the Board of Directors generally in the course of nominating directors for election.

In identifying potential director candidates, the Nominating and Corporate Governance Committee relies on recommendations made by current directors and officers. In addition, the Nominating and Corporate Governance Committee may engage a third party search firm to identify and recommend potential candidates. Finally, the Nominating and Corporate Governance Committee will consider candidates recommended by stockholders.

Any stockholder wishing to recommend a director candidate for consideration by the Nominating and Corporate Governance Committee must provide written notice not later than November 11, 2011 to the Corporate Secretary at our principal executive offices located at 400 West Cesar Chavez, Austin, Texas 78701. Any such notice should clearly indicate that it is a recommendation of a director candidate by a stockholder and must set forth (i) the name, age, business address and residence address of the recommended candidate, (ii) the principal occupation or employment of such recommended candidate, (iii) the class and number of shares of the corporation which are beneficially owned by such recommended candidate, (iv) a description of all understandings or arrangements between the stockholder and the recommended candidate and any other person or persons pursuant to which the recommendations are to be made by the stockholder and (v) any other information relating to such recommended candidate that is required to be disclosed in solicitations of proxies for the election of directors.

In addition, such notice must contain (i) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such nomination, (iii) the class and number of shares of the corporation that are beneficially owned by such stockholder, (iv) any material interest of the stockholder in such recommendation and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in such stockholder's capacity as proponent of a stockholder proposal. Assuming that a stockholder recommendation contains the information required above, the Nominating and Corporate Governance Committee will evaluate a candidate recommended by a stockholder by following substantially the same process, and applying substantially the same criteria, as for candidates identified through other sources.

Attendance at Annual Meetings

The Board of Directors encourages all directors to attend our annual meetings of stockholders if practicable. All of the directors in office at the time of the annual meeting of stockholders held on April 22, 2010 attended such meeting.

Stockholder Communications with the Board of Directors

The Board of Directors maintains a process for stockholders to communicate with the Board of Directors or with individual directors. Stockholders who wish to communicate with the Board of Directors or with individual directors should direct written correspondence to our Corporate Secretary at our principal executive offices located at 400 West Cesar Chavez, Austin, Texas 78701. Any such communication must contain (i) a representation that the stockholder is a holder of record of stock of the corporation, (ii) the name and address, as they appear on the corporation's books, of the stockholder sending such communication and (iii) the class and number of shares of the corporation that are beneficially owned by such stockholder. The Corporate Secretary will forward such communications to the Board of Directors or the specified individual director to whom the communication is directed unless such communication is deemed unduly hostile, threatening, illegal or similarly inappropriate, in which case the Corporate Secretary has the authority to discard the communication or to take appropriate legal action regarding such communication.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors, employees and consultants. Our Code of Business Conduct and Ethics is located on our internet website under the "Investor Relations" page. Our internet website address is http://www.silabs.com.

Risk Management

Our Board of Directors oversees our management, which is responsible for the day-to-day issues of risk management. Such oversight is facilitated in large part by the Audit Committee, which receives reports from management, the internal audit team and the Company's independent registered public accounting firm. In addition, members of management (including the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and General Counsel) may also report directly to the Board of Directors on significant risk management issues.

Director Compensation and Indemnification Arrangements

Under the 2009 Stock Incentive Plan, on the date of each annual meeting of stockholders, the Board of Directors grants each continuing non-employee director an RSU award that shall vest on approximately the first anniversary of the date of grant at no cost covering a number of shares of the Company's common stock equal to $150,000 (or $225,000 for the Chairperson of the Board) divided by the fair market value of the Company's common stock as of the date of grant; provided that such individual has served as a non-employee director for at least six months. As Chairman of the Board, Mr. Sooch received a grant of 4,383 RSUs on the date of the 2010 annual meeting of stockholders. Messrs. Cash, Enloe, Walker, Wood and Ms. Onken each received a grant of 2,922 RSUs on the date of the 2010 annual meeting of stockholders.

We pay our non-employee directors cash compensation consisting of (i) $25,000 per person per year, (ii) an additional $2,000 per regular meeting of the Board of Directors, (iii) an additional $20,000 per year for the Chairman of the Audit Committee, (iv) an additional $5,000 per year for each Audit Committee member (excluding the Chairman), (v) an additional $10,000 per year for the Chairman of the Compensation Committee (to be increased to $20,000 per year for 2011), (vi) an additional $5,000 per year for the Chairman of the Nominating and Corporate Governance Committee, (vii) an additional $10,000 per year for the Lead Director and (viii) an additional $20,000 per year for the Chairman of the Board. Payments under the cash compensation plan are generally paid in equal quarterly installments on the last day of each fiscal quarter.

During fiscal 2010 Messrs. Cash, Enloe, Sooch, Walker and Wood and Ms. Onken were each paid the annual fee of $25,000 and a per meeting fee of $2,000 for each board meeting attended, pursuant to the cash compensation plan. Mr. Enloe was paid $20,000 for his service as Chairman of the Audit Committee. Messrs. Walker, Wood and Ms. Onken were each paid $5,000 for their services on the Audit Committee during the fiscal year. Further, Mr. Enloe received an additional $5,000 for his service as Chairman of the Nominating and Corporate Governance Committee, Mr. Walker received an additional $10,000 for his service as Chairman of the Compensation Committee, Mr. Wood received an additional $10,000 for his service as Lead Director and Mr. Sooch received an additional $20,000 for his service as Chairman of the Board.

Our certificate of incorporation limits the personal liability of our directors for breaches by them of their fiduciary duties. Our bylaws require us to indemnify our directors to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with all of our directors and have purchased directors' and officers' liability insurance.

In addition to the above compensation, we also reimburse directors for all reasonable out-of-pocket expenses incurred for attending board and committee meetings.

The following table provides summary information on compensation earned by each non-employee member of our Board of Directors in fiscal 2010.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Harvey B. Cash	33,000	150,015	185,015
R. Ted Enloe III	60,000	150,015	210,015
Kristen M. Onken	40,000	150,015	190,015
Navdeep S. Sooch	55,000	225,023	280,023
Laurence G. Walker	50,000	150,015	200,015
William P. Wood	50,000	150,015	200,015

(1) Amounts shown do not reflect compensation actually received by the director, but represent the grant date fair value as determined pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Stock Compensation* ("ASC Topic 718"). The assumptions underlying the calculation are discussed under Note 12, Stock-based Compensation of the Company's Form 10-K for the fiscal year ended January 1, 2011.

Recommendation of the Board of Directors

Our Board of Directors unanimously recommends that the stockholders vote FOR the election of the Nominees for Class I Directors as listed above.

PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed the firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Ernst & Young LLP has audited our financial statements since our inception in 1996. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, and will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

The following table presents fees for professional services rendered by Ernst & Young LLP for fiscal 2010 and 2009:

	2010 ($)	2009 ($)
Audit fees	958,327	956,550
Audit-related fees	50,504	20,000
Tax fees	76,814	—
All other fees	2,200	2,160
Total	1,087,845	978,710

Audit Fees. Audit fees relate to services rendered in connection with the audits of the annual consolidated financial statements and attestation of management's report on internal controls over financial reporting included in our Form 10-K, the quarterly reviews of financial statements included in our Form

10-Q filings, fees associated with SEC registration statements, assistance in responding to SEC comment letters, accounting consultations related to audit services and statutory audits required internationally.

Audit-Related Fee. Audit-related fees include services for assurance and other related services, such as consultations concerning financial accounting and reporting matters and due diligence related to mergers and acquisitions.

Tax Fees. Tax fees include services for tax compliance, research and technical tax advice.

All Other Fees. All other fees include the aggregate fees for products and services provided by Ernst & Young LLP that are not reported under "Audit Fees", "Audit-Related Fees" or "Tax Fees".

The Audit Committee is authorized by its charter to pre-approve all auditing and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee reviews and approves the independent registered public accounting firm's retention to perform attest services, including the associated fees. The Audit Committee also evaluates other known potential engagements of the independent registered public accounting firm, including the scope of the proposed work and the proposed fees, and approves or rejects each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accounting firm's independence from management. At subsequent meetings, the Committee will receive updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for approval. The Committee has delegated to the Chairman of the Audit Committee the authority to evaluate and approve engagements on behalf of the Committee in the event that a need arises for pre-approval between Committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full Audit Committee at its next meeting. During fiscal 2010, all such services were pre-approved in accordance with the procedures described above.

Our Audit Committee has reviewed the fees described above and believes that such fees are compatible with maintaining the independence of Ernst & Young LLP.

Stockholder ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or other applicable legal requirement. However, the appointment of Ernst & Young LLP is being submitted to the stockholders for ratification. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain the firm. Even if the appointment is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

Recommendation of the Board of Directors

Upon the recommendation of our Audit Committee, our Board of Directors unanimously recommends that the stockholders vote FOR the ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with the rules of the Securities and Exchange Commission.

This vote is advisory, and, therefore, not binding on the Company, the Compensation Committee, or our Board of Directors. However, our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the compensation of the Named Executive Officers as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation -- Compensation Discussion and Analysis," our executive compensation program is designed to attract, motivate, and retain the Named Executive Officers, who are critical to our success. Under this program, the Named Executive Officers are rewarded for the achievement of strategic and operational objectives and the realization of increased stockholder value. Please read the Compensation Discussion and Analysis and the accompanying compensation tables beginning on page 20 of this Proxy Statement for additional information about our executive compensation program, including information about the compensation of the Named Executive Officers in 2010.

The Compensation Committee regularly reviews our executive compensation program to ensure that it achieves the desired goal of aligning our executive compensation structure with the interests of our stockholders and current market practices.

We are asking our stockholders to indicate their support for the compensation of the Named Executive Officers as described in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on the compensation of the Named Executive Officers. Please note that this vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

We will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed in this Proxy Statement is hereby approved."

Recommendation of the Board of Directors

Our Board of Directors unanimously recommends that the stockholders vote FOR approval of the above resolution.

PROPOSAL FOUR: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act also enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of the Named Executive Officers, as disclosed in accordance with the rules of the Securities and Exchange Commission, such as Proposal Three above. By voting on this Proposal Four, stockholders may indicate whether they would prefer that we conduct future advisory votes on Named Executive Officer compensation once every one, two, or three years.

Our Board of Directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company. Our Board of Directors considered that an annual advisory vote on executive compensation will allow our stockholders to provide us with their direct input on our compensation philosophy, policies, and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices. We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting in response to the resolution set forth below.

"RESOLVED, that the stockholders determine, on an advisory basis, whether the preferred frequency of an advisory vote on the executive compensation of the Company's named executive officers should be every year, every two years or every three years."

The option of one year, two years or three years that receives the highest number of votes cast will be the frequency selected by stockholders for the advisory vote on executive compensation. However, because this vote is advisory and not binding on the Company or our Board of Directors, our Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Recommendation of the Board of Directors

Our Board of Directors unanimously recommends that the stockholders vote for the option of every ONE YEAR as the frequency with which stockholders are provided an advisory vote on executive compensation.

OTHER MATTERS

We know of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

OWNERSHIP OF SECURITIES

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of January 31, 2011 by (i) all persons who were beneficial owners of five percent or more of our common stock, (ii) each director and nominee for director, (iii) the executive officers named in the Summary Compensation Table of the Executive Compensation section of this Proxy Statement and (iv) all then current directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

Beneficial Owner[1]	Shares Beneficially Owned	Percentage of Shares Beneficially Owned[2]
Necip Sayiner [3]	530,118	1.19%
William G. Bock [4]	185,637	*
Kurt W. Hoff [5]	86,395	*
Jonathan D. Ivester [6]	190,196	*
Paul V. Walsh, Jr. [7]	28,823	*
Navdeep S. Sooch [8]	1,107,606	2.49%
Harvey B. Cash [9]	338,955	*
R. Ted Enloe III [10]	85,388	*
Kristen M. Onken [11]	45,388	*
Laurence G. Walker [12]	81,824	*
William P. Wood [13]	186,164	*
David R. Welland	2,049,131	4.65%
Entities deemed to be affiliated with Blackrock, Inc. [14]	2,347,881	5.33%
Entities deemed to be affiliated with FMR LLC [15]	5,813,580	13.20%
Entities deemed to be affiliated with Franklin Resources, Inc. ("FRI") [16]	4,024,922	9.14%
Entities deemed to be affiliated with T. Rowe Price Associates, Inc. [17]	6,070,670	13.78%
Entities deemed to be affiliated with T. Rowe Price Mid-Cap Growth Fund [18]	2,500,000	5.68%
Entities deemed to be affiliated with William Blair & Company, LLC [19]	5,294,562	12.02%
All directors and executive officers as a group (12 persons) [20]	4,915,625	10.74%
Total Beneficial Ownership	30,967,240	67.64%

* Represents beneficial ownership of less than one percent.

(1) Unless otherwise indicated in the footnotes, the address for the beneficial owners named above is 400 West Cesar Chavez, Austin, Texas 78701.

(2) Percentage of ownership is based on 44,041,521 shares of common stock outstanding on January 31, 2011. 1,592,178 shares of common stock subject to stock options which are currently exercisable or will become

exercisable within 60 days after January 31, 2011 and 150,584 shares of common stock subject to restricted stock units which are or will become vested within 60 days after January 31, 2011 are deemed outstanding for computing the percentage for the person or group holding such options, but are not deemed outstanding for computing the percentage for any other person or group.

(3) Includes 415,124 shares issuable upon exercise of stock options and 91,312 shares issuable upon the release of vested restricted stock units.

(4) Includes 157,129 shares issuable upon exercise of stock options and 20,826 shares issuable upon the release of vested restricted stock units.

(5) Includes 70,155 shares issuable upon exercise of stock options and 16,240 shares issuable upon the release of vested restricted stock units.

(6) Includes 21,150 shares held in family trusts, 84,081 shares issuable upon exercise of stock options, and 12,406 shares issuable upon the release of vested restricted stock units. Mr. Ivester shares voting and investment power with respect to the 21,150 shares held in the family trusts.

(7) Includes 17,854 shares issuable upon exercise of stock options and 9,800 shares issuable upon the release of vested restricted stock units.

(8) Includes 497,835 shares issuable upon exercise of stock options.

(9) Includes 92,846 shares held in a trust for the benefit of Mr. Cash's family members, 75,000 shares issuable upon exercise of stock options, and 170,388 shares pledged to a financial institution to secure certain personal obligations of Mr. Cash. Mr. Cash has sole voting and investment power of the 92,846 shares held in a trust.

(10) Includes 80,000 shares issuable upon exercise of stock options.

(11) Includes 40,000 shares issuable upon exercise of stock options.

(12) Includes 80,000 shares issuable upon exercise of stock options.

(13) Includes 105,776 shares held by Silverton Partners, LP, of which Mr. Wood is a general partner, and 75,000 shares issuable upon exercise of stock options.

(14) Pursuant to a Schedule 13G/A dated February 8, 2011 filed with the SEC, Blackrock, Inc. reported that as of December 31, 2010 it and certain related entities had sole voting and dispositive power over 2,347,881 shares and that its address is 40 East 52nd Street, New York, New York 10022.

(15) Pursuant to a Schedule 13G/A dated February 14, 2011 filed with the SEC, FMR LLC reported that as of December 31, 2010 it and certain related entities had sole voting power over 1,800 shares and sole dispositive power over 5,813,580 shares and that its address is 82 Devonshire Street, Boston, Massachusetts 02109.

(16) Pursuant to a Schedule 13G/A dated February 8, 2011 filed with the SEC, Franklin Resources, Inc. reported that as of December 31, 2010 it and certain related entities had sole voting power over 3,937,872 shares and sole dispositive power over 4,024,922 shares and that its address is One Franklin Parkway, San Mateo, California 94403.

(17) Pursuant to a Schedule 13G/A dated February 10, 2011 filed with the SEC, T. Rowe Price Associates, Inc. reported that as of December 31, 2010 it and certain related entities had sole voting power over 1,332,020 shares and sole dispositive power over 6,070,670 shares and that its address is 100 East Pratt Street, Baltimore, Maryland 21202.

(18) Pursuant to a Schedule 13G/A dated February 10, 2011 filed with the SEC, T. Rowe Price Mid-Cap Growth Fund reported that as of December 31, 2010 it and certain related entities had sole voting power over 2,500,000 shares and did not have sole dispositive power over any shares and that its address is 100 East Pratt Street, Baltimore, Maryland 21202.

(19) Pursuant to a Schedule 13G/A dated February 8, 2011 filed with the SEC, William Blair & Company, L.L.C. reported that as of December 31, 2010 it and certain related entities had sole voting and dispositive power over 5,294,562 shares and that its address is 222 West Adams, Chicago, Illinois 60606.

(20) Includes an aggregate of 1,592,178 shares issuable upon exercise of stock options and an aggregate of 150,584 shares issuable upon the release of vested restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance. In addition, our certificate of incorporation limits the personal liability of the members of our Board of Directors for breaches by the directors of their fiduciary duties.

Policies and Procedures with Respect to Related Party Transactions

Our Audit Committee Charter requires that the members of our Audit Committee, all of whom are independent directors, review and approve all related party transactions as described in Item 404 of Regulation S-K promulgated by the SEC. We have also adopted a written policy regarding the approval of all related party transactions. Under such policy, each of our directors and executive officers must notify the Corporate Secretary (who, in turn, will provide such information to the Audit Committee) of any proposed related party transactions. To assist with the identification of potential related party transactions, we solicit information through questionnaires in connection with the appointment of new directors and executive officers and on an annual basis with respect to existing directors and executive officers. The Chairman of the Audit Committee is delegated the authority to approve or ratify any related party transactions in which the aggregate amount involved is expected to be less than $1 million per year. All other proposed related party transactions are subject to approval or ratification by the Audit Committee except for certain categories of transactions that are deemed to be pre-approved by the Audit Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee and the Chairman, if applicable, will take into account, among other factors deemed appropriate, whether the related party transaction is on terms no more favorable to the counterparty than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

Our Code of Business Conduct and Ethics requires our executive officers and directors to disclose any conflicts of interest, including any material transaction or relationship involving a potential conflict of interest. No executive officer may work, including as a consultant or a board member, simultaneously for us and any competitor, customer, supplier or business partner without the prior written approval of our Chief Financial Officer or legal department. Furthermore, executive officers are encouraged to avoid any direct or indirect business connections with our competitors, customers, suppliers or business partners.

Pursuant to our Corporate Governance Policy, we expect each of our directors to ensure that other existing and future commitments do not conflict with or materially interfere with their service as a director. Directors are expected to avoid any action, position or interest that conflicts with our interests, or gives the appearance of a conflict. In addition, directors should inform the Chairman of our Nominating and Corporate Governance Committee prior to joining the board of another public company to ensure that any potential conflicts, excessive time demands or other issues are carefully considered.

Director Independence

See the subsection entitled "Board Committees and Meetings" in the section of this Proxy Statement entitled "Proposal One: Election of Directors."

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the audit of the fiscal 2010 audited consolidated financial statements of Silicon Laboratories Inc. (the "Company"):

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report thereon. Additionally, the independent registered public accounting firm is responsible for performing an independent audit of the Company's internal controls over financial reporting and for issuing a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Committee that the Company's consolidated financial statements in the Annual Report were prepared in accordance with accounting principles generally accepted in the United States, and the Committee has reviewed and discussed the consolidated financial statements in the Annual Report with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Company's independent registered public accounting firm also provided to the Committee the written disclosures required by applicable requirements for the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee reviewed non-audit services provided by its independent registered public accounting firm for the last fiscal year, and determined that those services are not incompatible with maintaining the independent registered public accounting firm's independence.

Based upon the Committee's discussion with management and the independent registered public accounting firm and the Committee's review of the representation of management and the reports of the independent registered public accounting firm to the Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:

R. Ted Enloe III (Chairman)
Kristen M. Onken
Laurence G. Walker
William P. Wood

EXECUTIVE COMPENSATION

Executive Officers and Directors

Set forth below is information regarding the executive officers and directors of Silicon Laboratories as of January 31, 2010.

Name	Age	Position
Navdeep S. Sooch	48	Chairman of the Board
Necip Sayiner	45	Chief Executive Officer, President and Director
William G. Bock	60	Chief Financial Officer and Senior Vice President
Kurt W. Hoff	53	Vice President of Worldwide Sales
Jonathan D. Ivester	55	Senior Vice President of Worldwide Operations
Paul V. Walsh, Jr.	46	Chief Accounting Officer and Vice President of Finance
David R. Welland	55	Vice President and Director
Harvey B. Cash	72	Director
R. Ted Enloe III	72	Director
Kristen M. Onken	61	Director
Laurence G. Walker	62	Director
William P. Wood	55	Director

Navdeep S. Sooch co-founded Silicon Laboratories in August 1996 and has served as Chairman of the Board since our inception. Mr. Sooch served as our Chief Executive Officer from our inception through the end of fiscal 2003 and served as interim Chief Executive Officer from April 2005 to September 2005. From March 1985 until founding Silicon Laboratories, Mr. Sooch held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Vice President of Engineering, as well as Product Planning Manager of Strategic Marketing and Design Engineer. From May 1982 to March 1985, Mr. Sooch was a Design Engineer with AT&T Bell Labs. Mr. Sooch holds a B.S. in Electrical Engineering from the University of Michigan, Dearborn and an M.S. in Electrical Engineering from Stanford University. Mr. Sooch's prior experience as our Chief Executive Officer as well as a semiconductor designer provides him with extensive insight into our industry and our operations and qualifies him to serve as Chairman of our Board of Directors.

Necip Sayiner has served as director, President and Chief Executive Officer of Silicon Laboratories since September 2005. Prior to joining Silicon Laboratories, Mr. Sayiner held various leadership positions at Agere Systems Inc. From August 2004 to September 2005, Mr. Sayiner served as Vice President and General Manager of Agere's Enterprise and Networking Division and from March 2002 to August 2004 he served as Vice President and General Manager of Agere's Networking IC Division. Mr. Sayiner holds a B.S. in electrical engineering and physics from Bosphorus University in Turkey, an M.S. in Electrical Engineering from Southern Illinois University, and a Ph.D. in Electrical Engineering from the University of Pennsylvania. Mr. Sayiner's experience and understanding of our business gained through his role as our President and Chief Executive Officer qualifies him to serve as a member of our Board of Directors.

William G. Bock has served as Senior Vice President of Finance and Administration and Chief Financial Officer since November 2006. Mr. Bock joined Silicon Laboratories as a director in March 2000, and served as Chairman of the audit committee until November 2006 when he stepped down from the Board of Directors to assume his current role. From April 2001 to November 2006, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures. From February 1997 to March 2001, Mr. Bock led DAZEL Corporation, a provider of electronic information delivery systems, initially as its President and Chief Executive Officer and subsequent to its acquisition by Hewlett-Packard in June 1999 as an HP Vice President and General Manager. Prior to 1997, Mr. Bock served as Chief Operating Officer of Tivoli Systems, a client server software company acquired by IBM in March 1996, in senior sales and financial management positions with Convex Computer Corporation and began his career with Texas Instruments. Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University.

Kurt W. Hoff has served as Vice President of Worldwide Sales for Silicon Laboratories since July 2007. From 2005 until July 2007, he managed the company's European sales and operations. Prior to joining Silicon Laboratories in 2005, Mr. Hoff served as president, Chief Executive Officer and director of Cognio. Mr. Hoff also managed the operations and sales of C-Port Corporation, a network processor company acquired by Motorola in May 2000. Additionally, Mr. Hoff spent 10 years in various sales positions at AMD. Mr. Hoff holds a B.S. in Physics from the University of Illinois and an M.B.A. from the University of Chicago.

Jonathan D. Ivester joined Silicon Laboratories in September 1997 as Vice President. He served as Vice President of Worldwide Operations since May 2005. Mr. Ivester was promoted to Senior Vice President of Worldwide Operations in June 2008. From May 1984 to September 1997, Mr. Ivester was with Applied Materials, a supplier of equipment and services to the semiconductor industry, and served as Director of Manufacturing and Director of U.S. Procurement in addition to various engineering and manufacturing management positions. Mr. Ivester was a scientist at Bechtel Corporation, an engineering and construction company, from 1980 to 1982 and at Abcor, Inc., an ultrafiltration company and subsidiary of Koch Industries, from 1978 to 1980. Mr. Ivester holds a B.S. in Chemistry from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Paul V. Walsh, Jr. joined Silicon Laboratories in January 2004 as Director of Finance, Worldwide Operations, and was appointed Corporate Controller in March 2005. In November 2006, Mr. Walsh was promoted to Vice President and Chief Accounting Officer. From January 2009 through September 2010, Mr. Walsh served on the Board of Directors of Rio Holdings, Inc. (previously Grande Communications, Inc.), a provider of cable, internet and phone services, where he also served as the Chairman of the Audit Committee and as a member of the Finance Committee. Prior to joining Silicon Laboratories, Mr. Walsh was Site Controller from February 2003 to January 2004 with PerkinElmer, a supplier to the health sciences and photonics markets. From 1992 to 2003, Mr. Walsh held various operational, finance and management roles at Analog Devices and Teradyne, in the Boston area. Mr. Walsh received his B.S. in Mechanical Engineering from the University of Maine, and an M.B.A from Boston University.

David R. Welland co-founded Silicon Laboratories in August 1996, has served as a Vice President and director since our inception and was appointed Fellow in March 2004. From November 1991 until founding Silicon Laboratories, Mr. Welland held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Senior Design Engineer. Mr. Welland holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology. Mr. Welland's years of experience as a semiconductor designer provides him with extensive insight into our operations and qualifies him to serve as a member of our Board of Directors.

For information on our non-employee directors, see Proposal One.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding the 2010 compensation program for the principal executive officer, the principal financial officer, and the three executive officers (other than the principal executive officer and principal financial officer) at year-end who were the most highly compensated executive officers of the Company. For 2010, these individuals were:

- Necip Sayiner, our Chief Executive Officer and President (our "CEO");
- William G. Bock, our Chief Financial Officer and Senior Vice President (our "CFO");
- Kurt W. Hoff, the Vice President of Worldwide Sales;
- Jonathan D. Ivester, the Senior Vice President of Worldwide Operations; and
- Paul V. Walsh, Jr., the Vice President of Finance and Chief Accounting Officer.

We refer to these executive officers collectively in this Proxy Statement as the "Named Executive Officers."

This Compensation Discussion and Analysis describes the material elements of our compensation program for the Named Executive Officers during 2010 as administered by the Compensation Committee of our Board of Directors (the "Compensation Committee"). It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices, with respect to Named Executive Officers. Finally, it explains how and why the Compensation Committee arrived at the specific compensation decisions for our Named Executive Officers in 2010, and discusses the key factors that the Compensation Committee considered in determining their compensation.

2010 Business Results

Despite a challenging economic environment, we achieved several significant business and financial results in fiscal 2010:

- We increased revenue by $52 million to $493 million in 2010.
- A sustained focus on R&D resulted in 17 new product family introductions during the year spanning MCUs, Wireless, Isolation, Human Interface, Timing, Video, AM/FM Radio and Power over Ethernet.
- We paved the way for future growth by achieving a record number of design wins, broadening our sales channel and expanding our design team.
- Cash generation continued to be very strong, enabling $140 million in share repurchases, two strategic technology acquisitions and a year-end cash, cash equivalents and investments balance of $383 million.
- Our broad-based products totaled about 35 percent of revenue in 2010, making this product area the largest in our portfolio.

- Gross margin on both a GAAP and a non-GAAP basis reached record levels for the year. Profitability also further improved, with 18 percent GAAP operating income and 26 percent non-GAAP operating income for the year.

See Appendix I for a reconciliation of GAAP and non-GAAP financial measures.

Significant Executive Compensation Actions

Our Compensation Committee, which consists entirely of independent directors, sets the compensation of our Named Executive Officers. For 2010, the Compensation Committee took the following actions with respect to the compensation of our Named Executive Officers:

- after holding salaries flat in 2009, the Compensation Committee increased base salaries to bring them up to approximately the median level of the market data;
- paid annual cash incentive awards at 78.6% of the target level established at the beginning of the year;
- approved long-term incentive compensation, in the form of restricted stock unit awards, in February 2010 to further align the incentives of the executives and stockholders, retain key employees, and reward 2009 performance; and
- adopted a new approach to the use of performance-based equity beginning in 2011 to further enhance the "pay for performance" link as described under "Compensation Elements – Equity Awards" below.

Significant Corporate Governance Standards

Our Board of Directors also took the following actions to enhance our corporate governance practices:

- adopted stock ownership guidelines for our CEO that require the holding of shares of our common stock with a value equal to a multiple of three times his base salary (following a phase-in period); and
- increased the stock ownership requirements for members of our Board of Directors to require the holding of shares of our common stock with a value equal to three times their annual cash retainer (following a phase-in period).

We have endeavored to maintain high standards in our executive compensation and governance practices. The following policies remained in effect in 2010:

- We do not provide excise tax gross-ups in the event of a change in control.
- All change in control agreements contain double trigger (rather than single trigger) change in control provisions.
- We do not provide significant perquisites or other personal benefits to our executive officers. Other than an annual physical examination paid by the Company, our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other salaried employees.
- We have operated with the roles of Chairman of the Board and Chief Executive Officer separated for several years.
- We do not currently offer, nor do we have plans to provide, pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers, other than the 401(k) plan offered to our other salaried employees.

- The compensation consultant engaged by the Compensation Committee does not provide any other services to the Company.
- We conduct an annual review of our compensation programs for executive officers and other employees to assess the level of risk associated with those programs and the effectiveness of our policies and practices for monitoring and managing these risks.

Compensation Philosophy

Our executive compensation program supports our short-term and long-term strategic and operational goals and values and is intended to attract, motivate, and retain talented individuals to serve as our executive officers. The Compensation Committee designs the various components of our executive compensation program to support our culture and efforts to remain a growth company with strong profitability.

Compensation-Setting Process

Role of Compensation Committee. The Compensation Committee is responsible for administering our executive compensation program, as well as determining and approving the compensation for our Named Executive Officers. The Compensation Committee regularly reports to our Board of Directors on its deliberations and actions.

The Compensation Committee uses a balanced approach to set the compensation of our executive officers, with each primary direct component of compensation (base salary, annual cash incentive awards, and long-term incentive compensation) designed to play a specific role in achieving this objective. The Compensation Committee determines the compensation of each executive officer with respect to each compensation component based, in part, on its own analysis of competitive market data and the recommendations of our CEO, both as described below.

The Compensation Committee exercises its own judgment in making its compensation decisions and may accept or reject our CEO's recommendations. In addition, the Compensation Committee receives input from its compensation consultant and meets in executive session (without our CEO present) prior to making its final determinations regarding compensation.

Differences in compensation among our executive officers are the result of the Compensation Committee's exercise of its judgment, following its review of our CEO's recommendations, its analysis of competitive market data and its consideration of overall Company performance, competitive pressures, business conditions, the value of current equity holdings and the potential financial impact of its compensation decisions. The key factors in the variance in compensation levels among our executive officers are differences in the competitive market data for each position and differences in each executive officer's individual performance.

In determining the compensation of our CEO, the Compensation Committee consults with the other independent members of our Board of Directors, assesses our CEO's individual performance, and considers competitive market data and the other factors described above.

Role of Management. In carrying out its responsibilities, the Compensation Committee works with members of our management, including our CEO. Typically, our management assists the Compensation Committee by providing information on Company performance and its perspective on compensation matters. Our CEO attends Compensation Committee meetings (except with respect to discussions involving his own compensation).

Typically, our CEO formulates recommendations for the Compensation Committee with respect to the compensation of our executive officers (except with respect to his own compensation) based on a review of the competitive market data developed by the Compensation Consultant, his performance evaluation of each executive officer and other considerations, including competitive pressures, business conditions, the value of current equity holdings, each individual's tenure, compensation history, prior experience, distinctive value to the Company, variances in job responsibilities relative to similarly titled executives at other companies, the appropriate mix of compensation components, the Company's overall performance and the potential financial impact (including dilution and compensation cost) associated with their compensation. Our CEO does not use a specific formula to weight these various factors.

Our CEO conducts this assessment with the assistance of our Vice President of Human Resources. Our CEO then makes formal recommendations to the Compensation Committee regarding adjustments to base salary, annual cash incentive award opportunities and equity awards for our executives (except with respect to his own compensation). Our CEO also recommends performance measures and related target levels for annual cash incentive awards and equity awards (except with respect to his own compensation).

While the Compensation Committee solicits and reviews our CEO's recommendations and proposals with respect to compensation-related matters, the Compensation Committee only uses these recommendations and proposals as one factor in making its own compensation decisions for our executive officers.

Role of Compensation Consultant. The Compensation Committee is authorized to retain the services of compensation consultants and other advisors from time to time, as it sees fit, in connection with the administration of our executive compensation programs.

During January 2010, the Compensation Committee retained Towers Watson, an international human resources consulting firm, to provide competitive market data and analysis regarding material elements of compensation, including base salary, cash incentives and equity incentives. Towers Watson served at the discretion of the Compensation Committee. Towers Watson did not provide any other services to the Company in 2010.

In May 2010, the Compensation Committee engaged Compensia, Inc., a national compensation consulting firm providing executive compensation advisory services ("Compensia"), to assist it in carrying out its responsibilities, including analyzing competitive market data. Compensia serves at the discretion of the Compensation Committee. Compensia did not provide any other services to the Company in 2010.

With the approval of the Compensation Committee, Compensia also provides our CEO and the Vice President of Human Resources with market data regarding compensation for our executive officers so that our CEO's compensation recommendations to the Compensation Committee are consistent with our compensation philosophy.

Competitive Positioning. The Compensation Committee believes it is in the best interests of our stockholders to ensure that our executive compensation is competitive with that of other companies of similar size and complexity. At the end of 2009, the Compensation Committee directed Towers Watson to use data gathered from the 2009 Radford Executive Compensation Survey and publicly-available information from the following companies to identify and analyze the competitive market for executive compensation:

Atheros Communications, Inc.
Conexant Systems, Inc.
Cypress Semiconductor Corporation
Integrated Device Technology, Inc.
Intersil Corporation
Microsemi Corporation
PMC-Sierra Inc.
RF Micro Devices, Inc.
Semtech Corporation
Skyworks Solutions, Inc.
Standard Microsystems Corporation

Compensation Elements

The primary direct components of our executive compensation program are base salary, annual cash incentive awards and equity awards. The Compensation Committee does not use a prescribed formula for allocating compensation between annual and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Base Salary. After freezing base salaries for 2009, the Compensation Committee in January 2010 set the 2010 base salaries of our Named Executive Officers to approximate the median level of the competitive market data, with adjustments to reflect the factors described under "Compensation-Setting Process" above. The resulting salaries and percentage increase are set forth in the following table:

Named Executive Officer	2009 Base Salary ($)	Percentage Increase (%)	2010 Base Salary ($)
Necip Sayiner	525,000	9.5	575,000
William G. Bock	312,000	5.8	330,000
Kurt W. Hoff	260,000	10	286,000
Jonathan D. Ivester	270,000	5.9	286,000
Paul V. Walsh, Jr.	205,000	14.6	235,000

The actual base salaries paid to the Named Executive Officers during 2010 are set forth in the Summary Compensation Table below. The actual salaries of the Named Executive Officers for 2010 were slightly higher than the median level of the competitive market data.

Annual Cash Incentive Awards. Each year, the Compensation Committee adopts a bonus plan (the "Bonus Plan") to reward exceptional performance and align the financial incentives of our Named Executive Officers with our short-term operating plan and long-term strategic objectives and the interests of our stockholders. The Compensation Committee approves the design, structure, and performance objectives, as well as each objective's relative weighting, under the Bonus Plan. The Compensation Committee designs the Bonus Plan to pay each executive officer up to 150% of his target annual cash incentive award opportunity for outstanding performance. Consistent with our "pay-for-performance" philosophy, however, no payment is guaranteed if an executive officer fails to meet the minimum established performance objectives for his award opportunity under the Bonus Plan.

Target Award Opportunities. In 2010, the Compensation Committee established a target annual cash incentive award opportunity under the Bonus Plan for each of our Named Executive Officers based upon a specified percentage of his or her base salary. The Compensation Committee set the target award opportunities to be at approximately the 75th percentile of the competitive market data, with adjustments to reflect the factors described under "Compensation-Setting Process" above, upon the full achievement of the pre-established performance objectives described below. For 2010, the target award opportunities were set at approximately the 75th percentile, except that the target award opportunities for Mr. Bock and Mr. Ivester were substantially higher than the 75th percentile due to the Compensation Committee's determination that their roles are broader than the comparably titled positions at other companies.

Corporate Performance Measures. Typically, the Compensation Committee establishes one or more corporate financial metrics tied to our annual operating plan as the principal measures for determining each executive officer's annual cash incentive award. For 2010, consistent with our business strategy, the Compensation Committee established revenue, adjusted gross margin as a percentage of revenue and adjusted operating income as a percentage of revenue as the principal corporate financial metrics. For this purpose, "adjusted gross margin" and "adjusted operating income" mean gross margin and operating income as determined under generally-accepted accounting principles plus applicable stock compensation expense. We reported such adjusted gross margin and adjusted operating income in connection with our press release dated February 8, 2011 announcing our results of operations for fiscal 2010.

Revenue and adjusted operating income as a percentage of revenue were used as the sole measures for determining the annual cash incentive awards for our CEO and CFO.

To reflect their functional roles and responsibilities and in addition to their MBO's discussed below, the Compensation Committee established revenue and adjusted gross margin as a percentage of revenue as the corporate financial metrics for the purposes of determining the annual cash incentive awards of Messrs. Hoff and Ivester and revenue and adjusted operating income as a percentage of revenue as the corporate financial metrics for the purposes of determining the annual cash incentive awards of Mr. Walsh.

With respect to each of these corporate financial metrics, the percentage payout was to be determined using a sliding scale based on actual performance, with no minimum payout and a maximum payout of 150% of the portion of the executive's target annual cash incentive award opportunity based on corporate metrics for above-target performance.

Individual Performance Measures. To achieve our compensation objective of rewarding individual performance, our CEO, as authorized by the Compensation Committee, established individual performance objectives ("MBOs") for Messrs. Hoff, Ivester, and Walsh. These performance objectives varied among these individuals according to the functional role and responsibility of each Named Executive Officer. For 2010, these MBOs were as follows:

- Mr. Hoff – MBO's for our Vice President of Worldwide Sales included the following categories: managing sales expenses, revenue forecast accuracy, business expansion, organizational development, product line specific goals and channel management goals.
- Mr. Ivester – MBO's for our Senior Vice President of Worldwide Operations included the following categories: managing supplier costs, improvements to manufacturing processes and on-time product delivery, improvements to release to manufacturing processes, quality and customer satisfaction, and organizational development.
- Mr. Walsh – MBO's for our Vice President of Finance included the following categories: days sales outstanding, inventory turns, avoiding material weaknesses and significant deficiencies, operating cash flow, annual operating plan preparation, acquisitions, organizational development, operating income optimization and systems implementation.

For 2010, the target annual cash incentive award opportunities, corporate financial metrics, and the relative weighting between corporate and individual performance objectives for the Named Executive Officers were as follows:

Named Executive Officer	Target Annual Cash Incentive Award Opportunity (as a Percentage of Base Salary) (%)	Performance Metrics	Weighting (%)
Necip Sayiner	110	Adjusted Operating Income as % of Revenue	50
		Company Sales Revenue	50
William G. Bock	100	Adjusted Operating Income as % of Revenue	50
		Company Sales Revenue	50
Kurt W. Hoff	75	Company Sales Revenue	30
		Gross Margin as a % of Revenue	30
		MBOs	40
Jonathan D. Ivester	75	Company Sales Revenue	30
		Gross Margin as a % of Revenue	30
		MBOs	40
Paul V. Walsh, Jr.	40	Adjusted Operating Income as % of Revenue	25
		Company Sales Revenue	25
		MBOs	50

Award Decisions and Analysis. To ensure a direct correlation between our short-term performance and our actual business results, the Compensation Committee makes quarterly and annual payments to our Named Executive Officers under the Bonus Plan. Each fiscal quarter, bonus payments are made to the extent we have achieved our pre-established corporate financial metrics. In addition, at the conclusion of the fiscal year, the Compensation Committee (based primarily on the CEO's recommendation) determines the level of achievement of the applicable MBOs and the associated payments under the Bonus Plan are made shortly after the end of the fiscal year.

Our Board of Directors and the Compensation Committee may exercise discretion either to make payments absent attainment of the relevant performance metric target levels or to reduce or increase the size of any award payment. Neither the Board of Directors nor the Compensation Committee exercised such discretion in 2010.

For each of the Named Executive Officers, the portion of his target annual cash incentive award opportunity that was attributable to these corporate financial metrics was allocated over the four fiscal quarters of 2010 in proportion to the amount of revenue that we estimated we would generate in each such quarter as reflected in our 2010 annual operating plan, as approved by our Board of Directors.

As approved by our Board of Directors, we established quarterly target levels in the annual operating plan for each of the corporate financial metrics for purposes of the Bonus Plan. We set these target levels to be challenging, but achievable. As evidence of the challenging nature of our performance targets, our executive officers received aggregate annual cash incentive awards that were less than their target award opportunity in three out of the last six years.

The extent to which Messrs. Hoff, Ivester, and Walsh achieved their 2010 MBOs was determined by our CEO during his annual performance review of these Named Executive Officers and submitted to the Compensation Committee for its review and ratification.

The chart below shows the sum of the corporate financial metric targets and actual performance against those targets for 2010. The targets were broken down on a quarterly basis.

Company:		**FY 2010**	
		Target	**Actual**
Revenue	($)	529,008,693	493,340,525
Adjusted GM . . .	(%)	64.6	66.3
Adjusted OI	(%)	26.3	26.0

See Appendix I for a reconciliation of GAAP and non-GAAP financial measures.

The resulting payments to the Named Executive Officers were as follows:

Named Executive Officer	**Target Bonus as a Percent of Base Salary** (%)	**Actual Bonus as a Percent of Base Salary** (%)
Necip Sayiner	110	83.4
William G. Bock	100	75.8
Kurt W. Hoff	75	63.7
Jonathan D. Ivester	75	64.6
Paul V. Walsh, Jr.	40	30.2

Due to 2010 performance, the actual bonuses as a percent of base salary were lower than the targeted 75th percentile, except in the case of Mr. Bock and Mr. Ivester whose original targets were set higher than the 75th percentile.

The cash incentive awards paid to the Named Executive Officers during 2010 are set forth in the Summary Compensation Table below.

Long-Term Incentive Compensation. The Compensation Committee uses long-term incentive compensation, typically in the form of equity awards, for our Named Executive Officers, to retain talent, to align their interests with the interests of our stockholders and to provide incentives that we believe encourage behaviors that will maximize stockholder value.

In February 2010, the Compensation Committee granted restricted stock units ("RSUs") to each of our executive officers, including the Named Executive Officers. The value of each executive officer's award was initially established to approximate the 75th percentile of the competitive market data. Half of such value was then adjusted based on our annual revenue growth for 2009 as compared to the group of companies referenced above. During 2009, our revenue grew by approximately 6% while the group's revenue declined by approximately 12%. The other half of such value was adjusted to reflect each executive officer's performance against the metrics used for determining such executive's 2009 annual cash incentive awards. These RSUs vest as to one-third of the underlying shares of common stock on the second anniversary of the date of grant and as to the remaining two-thirds of the underlying shares of common stock on the third anniversary of the date of grant. The Compensation Committee made the following RSU awards to the Named Executive Officers in February 2010:

	RSU Award	
Named Executive Officer	Number of Shares (#)	Grant Date Value ($)
Necip Sayiner	99,050	4,481,012
William G. Bock	31,742	1,436,005
Kurt W. Hoff	19,762	894,031
Jonathan D. Ivester	14,501	656,024
Paul V. Walsh, Jr.	9,041	409.014

Due primarily to the Company's strong 2009 financial performance, these awards were substantially above the 75th percentile of the competitive market data.

Changes to Long-Term Incentive Compensation

In December 2010, based on the results of the review of our executive compensation program, the Compensation Committee approved a restructuring of the program. This restructuring, which is effective for 2011, adjusts the long-term incentive compensation offered to our Named Executive Officers to provide a balanced mix of RSUs and market stock units ("MSUs").

The RSUs awarded in 2011 will continue to be based on performance, with each award's ultimate value reflecting our achievement of performance metrics established at the beginning of 2010.

The MSU awards in 2011 will compare our total stockholder return ("TSR") over a three-year performance period (with the initial performance period commencing at the beginning of our fiscal 2011 and ending at the end of our fiscal 2013) against an established technology sector index and provide payments based on our performance over such period using a scaled measurement. Where our TSR simply tracks the index results, payments are intended to be at the median level. Where our TSR is either greater or lower than the index results, payment is scaled 2.5 to 1. For example, in the event of performance of 10 points better than the index, participants will receive 125% of the target number of MSUs. This 2.5 to 1 scale was designed to provide for a range of payment outcomes such that the TSR performance that is expected to be at the 75th percentile of the index will result in 75th percentile awards.

This enhancement, which is designed to ensure that our long-term incentive compensation is competitive and tied to performance, will further promote the achievement of our long-term strategic and operational objectives while strengthening the link to stockholder value creation. In future years, the Compensation Committee plans to utilize MSU awards for at least 50% of the executive officer's long-term incentive compensation opportunity.

Post-Employment Compensation

Each of our CEO and CFO have written employment agreements with the Company. These agreements provide each executive officer with job security by specifying the reasons for which his employment may be terminated without severance.

These agreements protect our interests during and following termination of employment by providing for payments and benefits only in the event of a termination of employment without cause or by the executive officer for good reason and by prohibiting the executive officer from engaging directly or indirectly in competition with the Company, from recruiting or soliciting any executive officer or employee, from diverting customers to a competitor or from disclosing the Company's confidential information.

These agreements also provide each executive officer with certain severance payments and benefits upon a termination of employment under certain circumstances, including in connection with a change in control of the Company. The purpose of these arrangements is to:

- foster the retention of these senior executive officers by providing a sufficient economic incentive for them to remain with the Company through a change in control and in support of an acquiring entity;
- promote the orderly succession of talent; and
- encourage objectivity and independence by these senior executive officers when considering various corporate transactions.

In addition, the Compensation Committee believes these arrangements protect our interests by serving as an incentive for these senior executive officers to remain employed during the threat or negotiation of a change-in-control transaction, which preserves our value and the potential benefits to be received by our stockholders in the transaction.

These arrangements were determined through arms-length negotiations between the executive officers and the Compensation Committee at the time that we hired each executive officer.

Generally, the equity awards granted under the Company's 2009 Stock Incentive Plan provide for accelerated vesting of any unvested shares in the event that such equity awards are not assumed or replaced by the acquiring entity in connection with a change in control of the Company or the executive officer is demoted, relocated, or terminated other than for misconduct within 18 months following the change in control transaction. We have provided for this treatment based on our belief that such treatment ensures that the executive officers remain focused on their responsibilities in the event of a potential transaction that will result in a significant benefit to our stockholders. The terms and conditions of these acceleration provisions are provided at a level that the Compensation Committee believes to be comparable to those of companies of similar size in our industry sector.

For a detailed discussion of the employment agreements with our CEO and CFO, as well as the post-employment compensation arrangements for the Named Executive Officers, see "Potential Payments Upon Termination or Change of Control" below.

Welfare, Retirement, and Other Benefits

Welfare Benefits. The Company maintains an array of benefit programs to meet the health care and welfare needs of our employees, including medical and prescription drug coverage, dental and vision programs, medical and dependent care flexible spending accounts, short-term disability insurance, long-term disability insurance, accidental death and dismemberment insurance, and group life insurance, as well as customary vacation, paid holiday, leave of absence and other similar policies. Our executive officers, including the Named Executive Officers, participate in these benefit programs on the same general terms as all of our salaried employees.

Retirement Benefits. The Company has established a tax-qualified Section 401(k) retirement savings plan for our employees. Our executive officers, including the Named Executive Officers, are eligible to participate in this plan on the same general terms available to all of our salaried employees. Currently, plan participants are provided with matching contributions that are subject to time-based vesting conditions. It is intended that this plan qualify under Section 401(a) of the Internal Revenue Code so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Our executive officers, including the Named Executive Officers, do not receive any retirement benefits beyond those generally available to our salaried employees.

Perquisites and Other Personal Benefits. In addition to the general welfare benefits described above, the Compensation Committee has determined that we provide our executive officers, including the Named Executive Officers, with an annual physical examination beyond the benefit provided under our standard health care plans.

The Compensation Committee does not view perquisites or other personal benefits as a significant component of our executive compensation program and, except as described in the preceding paragraph, did not provide any perquisites or other personal benefits to our executive officers during 2010.

Income Tax and Accounting Considerations

Deductibility of Executive Compensation. In determining which elements of compensation are to be paid, and how they are weighted, the Compensation Committee takes into account the implications of Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Generally, Section 162(m) prohibits us from taking a federal income tax deduction for remuneration in excess of $1 million paid to our chief executive officer and each of the other three most highly-compensated executive officers (not including the chief financial officer) of the Company in a taxable year. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as "performance-based compensation" within the meaning of the Internal Revenue Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

The Compensation Committee's policy is to qualify, to the extent practicable, the compensation of our executive officers for deductibility under applicable tax laws. The Compensation Committee believes that its primary responsibility is to provide a compensation program to meet our stated business objectives, however, and, thus, reserves the right to pay compensation that is not tax-deductible if it determines that such a payment is in the best interests of the Company and our stockholders.

Accounting Treatment of Executive Compensation. The Company follows Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), formerly known as SFAS 123(R), for our stock-based awards. ASC Topic 718 requires companies to measure the compensation cost for all stock-based awards made to employees (including our executive officers) and directors, including stock options and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an executive officer is required to render service in exchange for his or her award.

Compensation Committee Report on Executive Compensation

We, the Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis within the Executive Compensation section of this Proxy Statement with the management of the Company. Based on such review and discussion, we are of the opinion that the executive compensation policies and plans provide appropriate compensation to properly align Silicon Laboratories' performance and the interests of its stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short- and long-term. Accordingly, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included as part of this Proxy filing.

Submitted by the Compensation Committee of the Board of Directors:

Laurence G. Walker (Chairman)
Harvey B. Cash
Navdeep S. Sooch
William P. Wood

Summary Compensation

The following table provides compensation information for our Named Executive Officers for fiscal 2010.

SUMMARY COMPENSATION TABLE FOR FISCAL 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Necip Sayiner(4)	2010	571,154	-	4,481,012	-	479,415	5,582	5,537,163
Chief Executive	2009	525,000	440,000(5)	3,073,551	-	786,191	5,582	4,830,324
Officer, President	2008	519,231	-	1,597,995	1,474,847	625,509	5,582	4,223,164
and Director								
William G. Bock	2010	328,615	-	1,436,005	-	250,129	5,582	2,020,331
Chief Financial	2009	312,000	140,000(5)	805,501	-	424,747	5,582	1,687,830
Officer and Senior	2008	310,615	-	319,599	284,914	337,937	5,582	1,258,647
Vice President								
Kurt W. Hoff	2010	284,000	-	894,031	-	182,272	5,582	1,365,885
Vice President of	2009	260,000	90,000(5)	613,054	-	225,306	128,822(6)	1,317,182
Worldwide Sales	2008	255,385	-	255,679	234,635	182,775	122,641(7)	1,051,115
Jonathan D. Ivester	2010	284,769	-	656,024	-	184,846	5,582	1,131,221
Senior Vice President	2009	270,000	70,000(5)	551,054	-	227,897	5,582	1,124,533
of Worldwide	2008	268,846	-	255,679	284,914	185,350	582	995,371
Operations								
Paul V. Walsh, Jr.	2010	232,693	-	409,014	-	70,875	5,547	718,129
Vice President of	2009	205,000	40,000(5)	357,119	-	103,680	5,477	711,276
Finance and Chief	2008	200,962	-	159,800	134,077	96,299	5,477	596,615
Accounting Officer								

(1) Amounts shown do not reflect compensation actually received by the Named Executive Officer, but represent the grant date fair value as determined pursuant to ASC Topic 718 (disregarding any estimate of forfeitures). The assumptions underlying the calculation under ASC Topic 718 are discussed under Note 12, Stock-based Compensation in our Form 10-K for the fiscal year ended January 1, 2011.

(2) Represents amounts earned under the 2010 Bonus Plan for services rendered in fiscal 2010, the 2009 Bonus Plan for services rendered in fiscal 2009 and the 2008 Bonus Plan for services rendered in fiscal 2008.

(3) Consists of payments by us for Company-paid life insurance premiums and employer matching contributions into the Company's 401(k) Plan, unless noted otherwise.

(4) During fiscal 2010, 2009 and 2008, Mr. Sayiner did not receive any compensation for his services provided as a director.

(5) Represents a cash bonus payment awarded as a result of the Company's strong 2009 performance.

(6) Includes $121,086 paid by the Company for tax preparation fees and tax equalization payments related to Mr. Hoff's overseas expatriate assignment, $5,000 in employer matching contributions to the Company's 401(k) Plan, $2,154 paid pursuant to an executive annual physical benefit and $582 of company-paid life insurance premiums.

(7) Includes $99,773 paid by the Company for tax preparation fees and tax equalization payments related to Mr. Hoff's overseas expatriate assignment, $14,714 of company-paid moving and relocation expenses, $5,000 in employer matching contributions to the Company's 401(k) Plan, $2,572 paid pursuant to an executive annual physical benefit and $582 of company-paid life insurance premiums.

Grants of Plan-Based Awards

The following table contains information concerning all equity and non-equity plan-based awards granted during fiscal 2010 to our Named Executive Officers. All equity plan-based awards were granted under our 2009 Stock Incentive Plan and all non-equity plan-based awards were granted under our 2010 Bonus Plan.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2010						
		Estimated Future Payouts Under Non-equity Incentive Plan Awards (1) ($)				
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock and Option Awards(2) ($)**
	-				-	-
Necip Sayiner	2/15/2010	7,327	632,500	948,750	99,050	4,481,012
William G. Bock	2/15/2010	3,823	330,000	495,000	31,742	1,436,005
Kurt W. Hoff	2/15/2010	1,491	214,500	278,850	19,762	894,031
Jonathan D. Ivester	2/15/2010	1,491	214,500	278,850	14,501	656,024
Paul V. Walsh, Jr.	2/15/2010	544	94,000	117,500	9,041	409,014

(1) Amounts shown represent amounts that were available under the 2010 Bonus Plan. Actual bonuses received under the 2010 Bonus Plan by the executive officers are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(2) A discussion of the assumptions underlying the calculation under ASC Topic 718 are discussed under Note 12, Stock-based Compensation in our Form 10-K for the fiscal year ended January 1, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all holdings of unexercised stock options and unvested restricted stock units for each of our Named Executive Officers as of January 1, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END TABLE

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)
Necip Sayiner	-	-	-	-	252,330[2]	11,612,227
	265,000	-	32.27	9/14/2015		
	61,333	18,667	32.11	2/15/2017		
	77,916	32,084	31.96	2/15/2018		
William G. Bock					83,809[3]	3,856,890
	5,000	-	50.03	4/29/2014		
	119,166	45,834	32.98	11/8/2016		
	3,833	1,167	32.11	2/15/2017		
	15,051	6,199	31.96	2/15/2018		
Kurt W. Hoff					48,363[4]	2,225,665
	20,000	-	34.29	1/3/2015		
	34,166	15,834	34.60	7/2/2017		
	12,395	5,105	31.96	2/15/2018		
Jonathan D. Ivester					38,018[5]	1,749,588
	20,000	-	38.50	8/18/2013		
	25,000	-	33.17	8/10/2014		
	15,590	-	36.81	12/19/2015		
	19,166	5,834	32.11	2/15/2017		
	13,746	6,199	31.96	2/15/2018		
Paul V. Walsh, Jr.					28,042[6]	1,290,493
	10,000	-	50.48	2/2/2014	-	
	3,793	-	25.07	5/2/2015	-	-
	4,375	2,917	31.96	2/15/2018	-	-

(1) Options were granted on the date ten years prior to the option expiration date and subject to a five-year vesting period, with the exception of those expiring in the year 2018, which have a four-year vesting period. Assuming the continued service of the executive officer, the five-year option shall vest and become exercisable in a series of installments, with 20% on the first anniversary of the date of grant and the remaining portion in equal monthly installments over the remaining four years. Assuming the continued service of the executive officer, the four-year option shall vest and become exercisable in a series of installments, with 25% on the first anniversary of the date of grant and the remaining portion in equal monthly installments over the remaining three years.

(2) Represents 50,000 RSUs granted on February 15, 2008, 103,280 RSUs granted on February 15, 2009, and 99,050 RSUs granted on February 15, 2010. Assuming the continued service of the executive officer, the original RSUs associated with these grants vest as follows: 100% on the third anniversary of the grant date; one-sixth on the first anniversary of the grant date, two-sixths on the second anniversary of the grant date, and three-sixths on the third anniversary of the grant date; and one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, respectively.

(3) Represents 15,000 RSUs granted on November 8, 2006, 10,000 RSUs granted on February 15, 2008, 27,067 RSUs granted on February 15, 2009, and 31,742 RSUs granted on February 15, 2010. Assuming the continued service of

the executive officer, the original RSUs associated with these grants vest as follows: 20% on each of the first five anniversaries of the grant date; 100% on the third anniversary of the grant; one-sixth on the first anniversary of the grant date, two-sixths on the second anniversary of the grant date, and three-sixths on the third anniversary of the grant date; and one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, respectively.

(4) Represents 8,000 RSUs granted on February 15, 2008, 20,601 RSUs granted on February 15, 2009, and 19,762 RSUs granted on February 15, 2010. Assuming the continued service of the executive officer, the original RSUs associated with these grants vest as follows: 100% on the third anniversary of the grant date; one-sixth on the first anniversary of the grant date, two-sixths on the second anniversary of the grant date, and three-sixths on the third anniversary of the grant date; and one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, respectively.

(5) Represents 5,000 RSUs granted on February 15, 2008, 18,517 RSUs granted on February 15, 2009, and 14,501 RSUs granted on February 15, 2010. Assuming the continued service of the executive officer, the original RSUs associated with these grants vest as follows: 1,000 RSUs on the first anniversary of the grant date, 2,000 RSUs on the second anniversary of the grant date, and 5,000 RSUs on the third anniversary of the grant date; one-sixth on the first anniversary of the grant date, two-sixths on the second anniversary of the grant date, and three-sixths on the third anniversary of the grant date; and one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, respectively.

(6) Represents 2,000 RSUs granted on May 22, 2006, 5,000 RSUs granted on February 15, 2008, 12,001 RSUs granted on February 15, 2009, and 9,041 RSUs granted on February 15, 2010. Assuming the continued service of the executive officer, the original RSUs associated with these grants vest as follows: 20% on each of the first five anniversaries of the grant date; 100% on the third anniversary of the grant date; one-sixth on the first anniversary of the grant date, two-sixths on the second anniversary of the grant date, and three-sixths on the third anniversary of the grant date; and one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, respectively.

Option Exercises and Stock Vested Table

The following table shows gains realized from the exercise of stock options and shares acquired upon the vesting of restricted stock units with respect to our Named Executive Officers during fiscal 2010.

OPTION EXERCISES AND STOCK VESTED TABLE DURING FISCAL 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Necip Sayiner	170,000	2,974,895	59,059	2,402,441
William G. Bock	35,000	560,809	20,413	871,432
Kurt W. Hoff	-	-	13,453	571,109
Jonathan D. Ivester . .	27,233	603,310	8,094	354,758
Paul V. Walsh, Jr. . . .	6,499	138,988	8,983	377,742

Potential Payments Upon Termination or Change in Control

Consistent with practices within our industry, we also provide certain post-employment termination benefits. We have implemented these programs in order to ensure we are able to continue to attract and retain top talent as well as ensure that during the uncertainty associated with a potential change in control, the executives remain focused on their responsibilities and ensure a maximum return for our stockholders.

Employment Agreements

We have entered into employment agreements with only two of our executive officers: Mr. Sayiner and Mr. Bock. For both Mr. Sayiner and Mr. Bock, cash severance is equal to the sum of 12 months of base salary at the time of termination plus 200% of the actual quarterly bonus earned in the two full quarters immediately preceding termination to be paid in one lump sum. Each cash severance payment would be contingent upon such executive officer's execution of an agreement in a form satisfactory to us, containing a full general release of any and all potential claims against us and our affiliates and agents. As outlined in their employment agreements, a cash severance payment shall only be made in the event of such executive officer's Involuntary Termination for any reason other than misconduct. "Involuntary Termination" is defined in each employment agreement as an involuntary termination of employment by us or a voluntary resignation following (i) a change in position with us which materially reduces the executive officer's level of authority or responsibility, (ii) a reduction in cash compensation (including base salary and target bonus under any performance based bonus or incentive programs) by more than 15% unless pursuant to a reduction that is also applied to substantially all of our other executive officers, (iii) a relocation of such executive officer's place of employment by more than 50 miles, provided and only if such change, reduction or relocation is effected without consent, or (iv) a material breach by us of the terms of the employment agreement. In addition and similarly contingent upon execution of an appropriate release, for the time during which each executive officer is unemployed, we have agreed to pay the premium required to maintain COBRA coverage for such executive officer and his dependents for up to one year.

Equity Compensation

At our 2009 annual stockholders' meeting, our stockholders approved the 2009 Stock Incentive Plan (the "2009 Plan") and the 2009 Plan became effective immediately. No shares remain issuable under our prior 2000 Stock Incentive Plan (the "2000 Plan") except for those that were subject to outstanding awards as of the date of approval of the 2009 Plan. The 2009 Plan and the 2000 Plan (together, the "Plans") govern the equity awards granted to our Named Executive Officers and other participants.

The 2009 Plan and the 2000 Plan include the following general change in control provisions, which may result in the accelerated vesting of outstanding stock options and stock awards:

- Automatic Acceleration of Awards if not Assumed: In the event that we experience a change in control, the vesting of outstanding equity awards will automatically fully accelerate and any transfer restrictions or repurchase rights will lapse, unless the awards are assumed or replaced by the successor company or otherwise continued in effect.
- Discretionary Acceleration of Awards: Our Compensation Committee, as plan administrator of the Plans has the authority to accelerate the vesting of all outstanding equity awards at any time, including in the event of a change in control of the Company, by means of a "hostile take-over" or otherwise, whether or not those awards are assumed or replaced or otherwise continued in effect. Under the 2000 Plan, any options so accelerated shall remain exercisable until the expiration or sooner termination of the option term in the case of a hostile take-over.
- Acceleration Upon Termination After a Change in Control: Our Compensation Committee may provide for the acceleration of vesting if a participant (including a Named Executive Officers) is Involuntarily Terminated within a period of 18 months following a change in control. Pursuant to this authority, the terms of the stock options and stock awards granted to the Named Executive Officers and other participants under the Plans provide for such acceleration in vesting in the event of Involuntary Termination within 18 months following a change in control. Under the 2000 Plan, any options so accelerated shall remain exercisable until the earlier of (i) one year from the date of the participant's termination and (ii) the expiration of the option term in the case of a change of control, and until the expiration or sooner termination of the option term in the case of a hostile take-over. Involuntary Termination includes termination by the successor company for reasons other than misconduct or resignation by the individual following a material reduction in duties, a greater than 15% reduction in compensation, or involuntary relocation by more than 50 miles.

The following table depicts potential compensation arrangements for our executive officers as a result of an Involuntary Termination absent a change in control. Such termination is assumed to occur on January 1, 2011. Other than customary payments given to all salaried employees, we have not agreed to provide severance benefits to any Named Executive Officer other than those listed in the table below.

Name	Lump Sum Severance ($)	Intrinsic Value of Accelerated Equity ($)	Health Benefits ($)	Total ($)
Necip Sayiner	1,196,796	-	22,236	1,219,032
William G. Bock	654,415	-	12,574	666,989

The following table depicts potential compensation arrangements for our executive officers as a result of a change in control that subsequently results in Involuntary Termination. Such termination is assumed to occur on January 1, 2011, the last day of our fiscal 2010.

Name	Lump Sum Severance ($)	Intrinsic Value of Accelerated Equity(1) ($)	Health Benefits ($)	Total ($)
Necip Sayiner	1,196,796	12,322,986	22,236	13,542,018
William G. Bock	654,415	4,557,956	12,574	5,224,945
Kurt W. Hoff	-	2,478,266	-	2,478,266
Jonathan D. Ivester	-	1,917,897	-	1,917,897
Paul V. Walsh, Jr.	-	1,331,506	-	1,331,506

(1) Value is based upon the closing selling price per share of our common stock on the NASDAQ Global Select Market on the last trading day of fiscal 2010, which was $46.02, less (if applicable) the option exercise price payable per share.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. No member of the Compensation Committee currently serves as one of our officers or employee. Except for Mr. Sooch, who ceased to serve as our Chief Executive Officer in 2005, no member of the Compensation Committee has previously served as one of our officers or employees.

Equity Compensation Plan Information

The following table provides information as of January 1, 2011 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (#)	B Weighted Average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) (#)
Equity Compensation Plans Approved by Stockholders[(1)]	5,206,230[(2)]	33.26[(3)]	6,416,321[(4)]
Equity Compensation Plans Not Approved by Stockholders	-	-	-
Total	5,206,230	33.26	6,416,321

(1) Consists of our 2000 Stock Incentive Plan, our 2009 Stock Incentive Plan and our 2009 Employee Stock Purchase Plan. No shares remain issuable under our prior 2000 Stock Incentive Plan, except for those that are subject to outstanding awards.

(2) Includes 2,205,844 shares of common stock subject to full value awards that vest over the holders' period of continued service and 3,000,386 shares of common stock issuable upon the exercise of stock options with a weighted average remaining term of 4.1 years. Excludes purchase rights accruing under our 2009 Employee Stock Purchase Plan. Under the 2009 Employee Stock Purchase Plan, each eligible employee may contribute up to 15% of his or her base salary to purchase shares of our common stock at semi-annual intervals on the last U.S. business day of April and October each year at a purchase price per share equal to 85% of the lower of (i) the closing selling price per share of our common stock on the employee's entry date into the two-year offering period in which that semi-annual purchase date occurs and (ii) the closing selling price per share on the semi-annual purchase date.

(3) Calculated without taking into account 2,205,844 shares of common stock subject to outstanding full value awards that will become issuable as those awards vest without any cash consideration for such shares.

(4) Consists of shares available for future issuance under our 2009 Stock Incentive Plan and our 2009 Employee Stock Purchase Plan. As of January 1, 2011, an aggregate of 1,175,258 shares of our common stock were available for issuance under our 2009 Employee Stock Purchase Plan and 5,241,063 shares of our common stock were available for issuance in connection with future awards under our 2009 Stock Incentive Plan.

NO INCORPORATION BY REFERENCE OF CERTAIN PORTIONS OF THIS PROXY STATEMENT

Notwithstanding anything to the contrary set forth in any of our filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate information in this Proxy Statement, neither the Audit Committee Report nor the Compensation Committee Report is to be incorporated by reference into any such filings as provided by SEC regulations. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textual references only. The information on these websites shall not be deemed part of this Proxy Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, the executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 which require them to file reports with respect to their ownership of the common stock and their transactions in such common stock. Based upon (i) the copies of Section 16(a) reports which we received from such persons for their fiscal 2010 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors, executive officers and greater than ten percent beneficial owners.

ANNUAL REPORT

A copy of the annual report for fiscal 2010 has been mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The annual report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

We filed an annual report on Form 10-K with the SEC on February 10, 2011. Stockholders may obtain a copy of our annual report, without charge, by writing to our Corporate Secretary at our principal executive offices located at 400 West Cesar Chavez, Austin, Texas 78701.

THE BOARD OF DIRECTORS OF SILICON LABORATORIES INC.

Dated: March 11, 2011

Appendix I: Reconciliation of GAAP to Non-GAAP Financial Measures

The non-GAAP financial measurements provided herein do not replace the presentation of Silicon Laboratories' GAAP financial results. These non-GAAP measurements merely provide supplemental information to assist investors in analyzing Silicon Laboratories' financial position and results of operations; however, these measures are not in accordance with, or an alternative to, GAAP and may be different from non-GAAP measures used by other companies. We are providing this information because it may enable investors to perform meaningful comparisons of operating results, and more clearly highlight the results of core ongoing operations.

(In thousands)	Fiscal 2010				
	GAAP Measure	GAAP Percent of Revenue	Stock Compensation Expense	Non-GAAP Measure	Non-GAAP Percent of Revenue
Revenues	$493,341	-	-	-	-
Gross margin	324,244	65.7%	$1,436	$325,680	66.0%
Operating income	86,671	17.6%	40,324	126,995	25.7%